3/22



05006725

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME T Online Intl AG

*CURRENT ADDRESS



PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5725 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/23/05

Progress at broadband speed.
The 2004 fiscal year.



T · · Online · · ·

Group revenues[1,2] in millions of €



2,000
1,500
1,000
500
0
797.2
1,139.9
1,568.1
1,840.2
2,011.8
2000
2001
2002
2003
2004

[1] Figures for 2000–2001 in accordance with German commercial law (HGB) and for 2002–2004 in accordance with IFRS.
[2] Adjusted for material nonrecurring items in 2003 and 2004. Detailed information on material nonrecurring items is given on page 66.

EBITDA[1,2,3] in millions of €



500
400
300
200
100
0
-100
-200
-82.5
-189.3
115.4
317.7
472.3
2000[1]
2001
2002
2003
2004

[3] EBITDA figures including nonrecurring items: EUR 466.6 million (2004), EUR 344.3 million (2003).

Group net income/loss[1,2,4] in millions of €



600
400
200
0
-200
-400
-600
-800
-389.7
-796.8
-489.7
-145.7
317.0
2000[1]
2001
2002
2003
2004

[4] Group net income figures including nonrecurring items: EUR 300.4 million (2004), EUR -37,3 million (2003).

Employees (as at Dec. 31)



3,000
2,500
2,000
1,500
1,000
500
0
2,694
2,693
2,586
2,591
2,968
2000
2001
2002
2003
2004[5]

[5] Including 395 employees of Scout24-Group (as at Dec. 31, 2004).

T-Online total customer numbers

In millions*	2003	2004	Change
Registered customers	13.13	13.50	0.37
T-Online Germany	10.79	11.43	0.64
DSL tariffs	2.16	3.23	1.07
Narrowband tariffs	5.56	4.95	-0.61
PAYG (usage < 30 days)	0.81	0.74	-0.07
PAYG (usage > 30 days)	2.26	2.51	0.25
Rest of Europe	2.35	2.07	-0.28
Broadband tariffs	0.26	0.36	0.10
Narrowband tariffs	0.29	0.21	-0.08
PAYG (usage < 30 days)	0.17	0.12	-0.05
PAYG (usage > 30 days)	1.63	1.38	-0.25

* Totals computed exactly and rounded to millions.

Five Year Summary.

Millions of €	2000[1,2]	2001[1,2]	2002[3]	2003[3,6]	2004[3,6]
Net revenues					
Germany segment	745.9	1,045.8	1,445.7	1,672.0	1,794.3
Rest of Europe segment	52.1	95.6	124.2	170.6	230.1
Consolidation	(0.8)	(1.5)	(1.8)	(2.4)	(12.6)
Group	797.2	1,139.9	1,568.1	1,840.2	2,011.8
Gross margin	315.6	453.5	769.4	1,091.2	1,324.2
Gross margin (%)	39.6	39.8	49.1	59.3	65.8
EBITDA	(82.5)	(189.3)	115.4	317.7	472.3
EBITDA margin (%)	(10.3)	(16.6)	7.4	17.3	23.5
Earnings (loss) before taxes	(405.5)	(821.2)	(449.8)	(3.6)	490.5
Group net income (loss)	(389.7)	(796.8)	(489.7)	(145.7)	317.0
Earnings (loss) per share (€)	(0.32)	(0.65)	(0.40)	(0.12)	0.26
Total assets	7,042.1[5]	6,109.0	5,893.5	5,946.3	6,360.5
Monetary assets	3,891.5[5]	3,589.8	3,664.3	4,051.9	4,173.2
Shareholders' equity	6,596.4[5]	5,814.0	5,517.7	5,480.0	5,780.1
Equity ratio (%)	93.7	95.2	93.6	92.2	90.9
Net cash provided by/used for operating activities	195.4	(195.3)[4]	213.1	455.7	421.3
Employees (average for the year)	1,873	2,702	2,512	2,618	2,921
Employees (at year end)	2,694	2,693	2,586	2,591	2,963

[1] T-Online France and Ya.com were acquired in the first and fourth quarters of 2000, hence figures for 2000 are not fully comparable with later years.

[2] Figures in accordance with German commercial law (HGB).

[3] Figures in accordance with IFRS.

[4] Repayments of debts to Deutsche Telekom AG led to the negative cash flow used for operating activities in 2001.

[5] Cash inflows from T-Online's IPO on April 17, 2000.

[6] Adjusted for material nonrecurring items in 2003 and 2004. Figures including nonrecurring items for 2004: EBITDA EUR 466.6 million, earnings before taxes EUR 480,5 million, and Group net income EUR 300.4 million. Detailed information on material nonrecurring items is given on page 66.

Highlights in 2004.

- DSL tariff customer growth: DSL customer base up 48.3 percent in the Group
- Revenue up 9.3 percent from prior year to more than EUR 2.0 billion
- Further gain in earnings power: EBITDA up 48.7 percent to EUR 472.3 million[1], gross margin increased in every quarter
- International subsidiaries and associates report first positive EBITDA
- Spring 2004: Launch of T-Online Vision on TV
- September 2004: Musicload receives recognition as market leader
- November 2004: Announcement of triple-play-offerings (internet access, communications and entertainment services), marketing of combined DSL packages in Germany and the international growth strategy for France and Spain; launch of Internet telephony (VoIP) in France

[1] Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given on page 66.

The Internet is a whirlwind success story. Innovative technologies are opening up new horizons all the time. Broadband Internet is a prime example. Large data volumes can be downloaded around the clock in a matter of seconds, a dimension of speed which similarly offers untold new opportunities. For T-Online, broadband stands not only for advanced technology, but above all for the chance to rapidly harness these new opportunities. Broadband needs to be augmented with attractive content, such as today's music charts, videos or top soccer matches. For us at T-Online, it is vital to forge ahead with these innovations. This report underpins our motto: progress at broadband speed.





Internet Access. The Web opens the way to the world. Users with broadband access have a wide array of information, communications and entertainment at their fingertips—and fast. T-Online's broadband customer figures are growing at a lightning pace. Read more about the fascination of broadband and an interview with Rainer Beaujean, T-Online's Chief Executive Officer, *from* **page 22.**

T-Online Portal. Providing high-grade content, services and shopping options, all centrally located on one online portal, is a T-Online quality hallmark. The popularity and success of this concept among users is compelling and T-Online continues to systematically build on the range of options. Read more about T-Online's portal as well as interviews with Veronika Altmeyer, Board Member for Human Resources and Legal Affairs at T-Online, and Thomas Hille, Board Member for Marketing and Sales, from **page 28.**



Company.

Magazine.

:: To our shareholders

:: Strategy

:: Magazine



Digital Entertainment. The Internet is spreading with unstoppable speed, opening up ever more areas of interest for its users. Beyond PCs, T-Online now brings its digital entertainment services to the living room. With Musicload and video on demand, T-Online is revolutionizing the world of entertainment. Read more about digital entertainment as well as interviews with Burkhard Graßmann, T-Online's Chief Media Officer, and Andreas Kindt, Chief Technology Officer, from **page 36.**



Subsidiaries and Associates. T-Online is also active in other European markets via its own subsidiaries. Other subsidiaries and associates such as Scout24 in online classifieds markets or Interactive Media in the online advertising market round out T-Online's involvement in Internet-related business segments. Read more about T-Online's subsidiaries and associates as well as an interview with Jens Becker, T-Online's Chief Financial Officer, from **page 42.**

Financial report.

To our shareholders.

Dear shareholders,

Broadband Internet became a mass market in 2004. There are some six million broadband Internet connections in Germany, and demand remains very brisk. The advantages are obvious: Broadband is much faster and far more convenient than traditional narrowband connections. Plus, broadband creates new opportunities for content requiring swift, transmission of large volumes of data. In short: Once you try broadband, you never go back.

The competition is getting fiercer in this growth market, but more than one in two customers who sign up for a T-DSL connection choose T-Online as their ISP. They do so because of the quality and enhanced security our brand represents as well as the wide variety of content and services we offer our customers. For me, the fact that in a side-by-side comparison of ten ISPs in the fall of 2004, German consumer organization Stiftung Warentest declared us the winner in the DSL segment was particularly gratifying in this regard ("test" issue 10/2004).

We see two megatrends shaping the future of the Internet sector: broadband and digitization of the media on the one hand and, on the other, an unmistakable trend among our customers toward seeking products and services tailored to their individual needs.

"Triple play": The future of T-Online.

To harness the opportunities presented by the Internet boom, we revised our strategy in the fall of 2004 with a long-term plan notably providing for three key developments:

The first is marketing combined DSL packages, which we began to roll out in Germany in the current year. The combinations offer Internet connection, Internet access, the necessary hardware and software, plus a host of additional one-stop services, making it even easier for our customers to go online.



Rainer Beaujean
Chairman of the Board of Management
T-Online International AG

A second focus is the introduction of Internet telephony, a technology that has now advanced far enough to meet our stringent quality standards. With voice over IP, we will be offering our first "triple play" products and services: combinations of Internet access, Internet telephony and attractive entertainment content which customers can buy as all-in-one packages for an attractive price.

Our third objective is to invest approximately one billion euros between now and 2007 in our networks, services and customer acquisition efforts in France and Spain. T-Online already has an established presence in both countries. In 2004, we delivered on our promise to bring our French and Spanish subsidiaries into the black on an EBITDA basis. The plan now is to invest in these markets with the aim of also becoming one of the top three providers in both of these countries.

The long-term goal of our strategy is to have a Group-wide broadband customer base of more than 17.5 million by 2014 and to drive consolidated revenues above EUR 8 billion.

T-Online 2004: Broadband growth accelerated and earnings power improved.

While there was a slight improvement in the overall economic picture in Germany in 2004, with economic growth of 1.8 percent, T-Online reported solid growth in the year under review. Revenues totaled EUR 2,011.8 million following EUR 1,840.2 million in the prior year, which represents an increase of 9.3 percent. We improved EBITDA and the gross margin quarter after quarter and thus further optimized the Company's earnings power. Particularly gratifying was the trend that took shape in our "Rest of Europe" segment; starting in the second quarter of 2004, our international subsidiaries also generated positive results on an EBITDA basis. Altogether, T-Online posted EBITDA of EUR 472.3 million for the 2004 fiscal year, compared with EUR 317.7 million in the prior year.

The movement in T-Online's stock in 2004 tracked the trend on the capital markets. Despite very good performance figures, our stock price did not manage to break free of overall market developments and fell slightly from the prior year. The TecDAX, which includes T-Online, was down some three percent.

A significant event in the year under review from the stock market perspective was the decision by Deutsche Telekom AG to make a tender offer for shares of T-Online stock. The Board of Management and Supervisory Board expressed their views on this matter in separate statements released in the reporting period. Another topic focused on negotiations with Deutsche Telekom AG about merging. You will find more information on this topic on page 21 of this annual report and in the forthcoming joint report by the boards of management of the two companies in which the merger and the merger agreement are explained.

The pillar of T-Online's commercial success is our combined business model which integrates Internet access with content, services and entertainment offerings. The resulting revenue streams reinforce one another: The greater the number of customers who choose T-Online as their ISP, the more attractive we become for our users and business partners, and vice versa. This trend was evident in the year under review with yet another increase in our income from subscription fees, which are the fixed revenues T-Online generates from products such as broadband access tariffs, regular subscriptions to content and services, etc.

Broadband customer base expanded.
Customer figures were up once again in the year under review, reaching 13.5 million Group-wide. Another highlight was the switch to broadband by many customers who previously paid a narrowband tariff to be online. At year end, T-Online boasted 3.59 million DSL-tariff customers, an increase of 48 percent over the prior year.

Instrumental to these favorable developments is our tariff portfolio. In January, we reviewed our broadband tariffs and made some changes to increase their appeal. In February, we went to market with inexpensive tariffs for our faster DSL connections. Our efforts particularly enhanced the appeal of our flat-rate offers for the higher bandwidths, the flat rate providing customers with unlimited Internet access for a fixed monthly fee. Despite fiercer competition, we consciously steered clear of any price war. T-Online is not the cheapest provider—but, then again, that is far from our goal. We aspire to be a provider who wins customers by offering superior quality and service.

Musicload and video on demand systematically expanded.
In addition to our efforts in the area of access, we also forged ahead with enhancing the content, services and entertainment offerings marketed by T-Online in conjunction with Internet access. Developments in this part of our business increasingly gained momentum in the year under review, accelerating legal music downloads, for example, into a mass market within the space of only a few months.

We prepared T-Online for this online music trend back in 2003, with the launch of the Musicload portal. In the year under review, we watched how the number of tracks purchased grew month by month until, in December alone, we had 1.4 million paid downloads. Around year end, Musicload offered 420,000 song titles—far more than the 300,000 target we had set our sights on—and just under 800,000 customers had registered on the music portal. We are the clear market leader in Germany in a sector experiencing continued rapid growth.

The critics who scoffed at the idea of computers becoming an entertainment medium are at a loss for words. The Internet has evolved from an information source into an entertainment source that is progressively making its way into people's living rooms.

In this regard, we made considerable headway with our T-Online Vision offering in 2004. Prices for the set-top boxes that enable customers to connect their televisions to the Internet are falling, and our repertoire of top movies available any time on demand is constantly growing. And next to music and movies, gaming is increasingly establishing itself as the third pillar in our attractive entertainment content offering.

We also scored successes in the field of services and communications. At the end of 2004, we made our debut on the Internet telephony market with our French subsidiary. We intend to offer similar services in the German and Spanish markets this year.

Strategic purchase of the Scout24 Group.
As our performance indicators demonstrate, we grew organically in the year under review. We also finalized our acquisition of Scout24 AG. The purchase was approved by the antitrust authorities in February. With Scout24, we have

secured a firm foothold in the attractive growth market of online classifieds. Some six million people use the online offerings of the Scout marketplaces each month. Scout24 will continue to do business under its own well-established brand name, which was made even stronger in the year under review by the new tagline "Wer scoutet, der findet" (If you scout it, you'll find it).

We also stayed the course with our strategy of forming attractive new partnerships and maintaining existing ones. Our collaboration with the German soccer league, for example, was extended until 2006. On weekends, soccer fans with broadband Internet access can follow the league's top games via the T-Online portal before they are aired on the public television networks. The movies from Hollywood studio 20th Century Fox have been added to our digital film library, and all global music providers now partner with Musicload. We also established relationships with additional hardware manufacturers to design and market the set-top boxes for our Internet via TV offering.

T-Online as a quality brand.
Another key to our success is the perception our customers and business partners have of the T-Online brand: T-Online stands for high-quality Internet access as stable and secure as possible. In an environment characterized by fierce competition for new customers, we deliberately never lose sight of this focus. When customers choose T-Online as their ISP, they can expect an easy, convenient experience: Should there ever be a problem, our customer service team must be there to give them fast, expert assistance.

This means we permanently invest in quality. Confirmation that our efforts are worthwhile came in the fall of 2004 when the Stiftung Warentest organization named T-Online the victor in a head-to-head with ten other ISPs. We also received numerous other awards, including nods from the readers of PC Praxis and connect magazines.

In the Rhine-Main region, people also associate our role as a corporate citizen with the T-Online brand. We participate in selected education and cultural projects in the area. These serve to bind us to the region in the same way as our new Group headquarters in Darmstadt, where we moved shortly before the first of the year.

2005 – Moving forward together, at the speed of broadband.
Our sector is set to move at a rapid pace also in the present year. For me, it is a very exciting job to steer T-Online with its fast-on-the-ground mindset and head for the future. This is a responsibility I assumed in 2004.

We will continue to work on strengthening the Company's success in the interests of all shareholders, in the process upholding one of our organization's cherished traditions: Our goal is not to do everything, but to do the right thing and do it well. And we will do just that in the coming year: strengthen our international business, introduce communications services and invest more in marketing our broadband connections. I have no doubt that this course will pay off—not least because I was reminded in 2004 of the enthusiasm with which our employees approach these ambitious goals and find solutions. It is a joy to work with colleagues of this caliber each day and, on behalf of the Board of Management, I would like to express our sincere appreciation to all T-Online employees. In recognition of a job well done, they are the visual focus of this annual report.

Our shareholders also deserve thanks for trusting in our Company. T-Online is ready to face the challenges of the future.

Yours,



Rainer Beaujean



Management Board.

Pictured from left to right:

Andreas Kindt ++ born in 1964 ++ served at Nixdorf Computer AG, Detecon GmbH ++ head of Berkom ++ Executive Officer at T-Nova ++ Chief Technology Officer at T-Online since January 1, 2002.

Veronika Altmeyer ++ born in 1952 ++ served at Deutsche Bundespost, the Federal Ministry of Posts and Telecommunications as well as the Central Executive Committee of the post and telecommunications labor union Deutsche Postgewerkschaft ++ Director of Personnel at T-Nova ++ Member of the Board in charge of T-Online's Human Resources and Legal divisions since December 1, 2000.

Thomas Hille ++ born in 1954 ++ served as Marketing Director for Europe at Grundig AG and CMO at Leica Camera AG ++ head of Public Telecommunications at Deutsche Telekom AG ++ Board Member for Marketing and Sales at T-Online since March 15, 2003.



Rainer Beaujean ++ born in 1968 ++ served in a variety of roles at Deutsche Telekom AG's Finance and Controlling, including as head of controlling for all of Deutsche Telekom's foreign affiliates ++ Chief Financial Officer at T-Online since October 1, 2000, Chief Executive Officer at T-Online since October 1, 2004.

Burkhard Graßmann ++ born in 1966 ++ served in sales roles at Hamburg-Mannheimer Sachversicherungs-AG insurance company, Expo 2000 Hannover GmbH and Deutsche Telekom AG ++ Chief Media Officer at T-Online since October 2000.

Jens Becker ++ born in 1967 ++ held various positions at Deutsche Telekom AG, including as Head of Finance at the billing & collection unit ++ Chief Financial Officer at T-Online since October 1, 2004.

Supervisory Board.

Shareholder representatives.

Kai-Uwe Ricke
Chairman (since September 11, 2002)
Chief Executive Officer of Deutsche Telekom AG, Bonn

Dr. Karl-Gerhard Eick
(Since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG responsible for Finance and Controlling

Dr. Heinz Klinkhammer
(Since February 7, 2003)
Member of the Board of Management of Deutsche Telekom AG responsible for Human Resources

Dieter Cazzonelli
(Since December 10, 2003)
Head of the Tax Dept., Deutsche Telekom AG, Bonn

Dr. Eberhardt Rolle
(Since June 13, 2000)
Ministerial Director, German Federal Ministry of Finance, Berlin

Fabrice Sergent
(Since May 21, 2003)
Directeur Général Lagardère Active Broadband

Employee representatives.

Viola Jackson
(Since September 13, 2000)
Chairwoman of the Works Council, T-Online International AG, Darmstadt

Reinhard Hoch
(Since March 20, 2000)
Mid-Franconia district of the united services sector trade union "ver.di"

Karl-Heinz Häuser
(March 20, 2000 – June 30, 2004, including Deputy Chairman of the Supervisory Board from September 11, 2002)
Director of the Hesse state section of the united services sector trade union "ver.di"

Christoph Heil
(Since August 19, 2004; Deputy Chairman of the Supervisory Board since September 4, 2004)
Ver.di national headquarters, Berlin

Monika Kusz
(Since March 8, 2002)
Chairwoman of the Works Council of the Oldenburg Service and Technical Center, T-Online International AG, Darmstadt

Stefanie Waehlert
(Since May 21, 2003)
Executive employee, T-Online International AG, Darmstadt

Udo Wilfert
(Since May 21, 2003)
Central Works Council Chairman at T-Online International AG, Darmstadt



Report of the Supervisory Board.

T-Online successfully defended its strong market position in 2004 despite an increasingly harsh competitive environment. The Company delivered on its commitment to customer focus by expanding and refining its broadband portfolio through the year.

Supervisory Board activities in the 2004 financial year.
In accordance with legal requirements, the Board of Management provided the Supervisory Board with regular written and verbal reports on the Company's plans, the progress of its business and significant commercial transactions affecting it and its material subsidiaries and holdings. Decisions of fundamental importance were submitted to the Supervisory Board for its approval. The issues involved were discussed in great detail with the Board of Management at ten Supervisory Board meetings. From October 2004 onward, the work of the Supervisory Board focused on the planned merger of T-Online International AG into Deutsche Telekom AG.

Other notable issues discussed by the Supervisory Board process included:

- Commencement of merger talks with Deutsche Telekom AG
- Opinion on the cash offer submitted by Deutsche Telekom AG
- Strategic ten-year plan on T-Online's long-term direction
- Reappointment of vacant Board of Management offices (CEO and CFO)
- Key aspects of human resources policy and implications of the Company's development for the workforce
- Implementation of the German Corporate Governance Code
- Growth of the broadband customer base/broadband promotion drive
- Preparation of the triple-play strategy (combining Internet access with communications services and entertainment)
- Expansion and enhancement of the product portfolio
- Expansion of entertainment offerings (T-Online Vision and Musicload)
- Launch of a second Internet access brand

Organization of the Supervisory Board's work.
The Supervisory Board has set up a number of committees to enhance the efficiency of its work and meet specific needs within T-Online International AG. Each of the committees is constituted on an equal representation basis:

The Presiding Committee is responsible for preparing meetings and important decisions of the Supervisory Board and for the composition of the Board of Management. Its members are Dr. Heinz Klinkhammer, Christoph Heil (from September 4, 2004), Karl-Heinz Häuser (to June 30, 2004), Udo Wilfert and Kai-Uwe Ricke (Committee Chairman).

The Finance and Audit Committee deals with issues relating to financial reporting and risk management, the required auditor neutrality, awarding audit contracts to auditors, and determining audit focal points and fees. Its members are Dr. Karl-Gerhard Eick (Committee Chairman), Dr. Eberhardt Rolle, Monika Kusz and Viola Jackson.

The Mediation Committee is required under Sec. 27(3) of the German Codetermination Act (MitbestG) and performs the duties assigned it by law. Its members are Dr. Heinz Klinkhammer, Christoph Heil (from September 4, 2004), Karl-Heinz Häuser (to June 30, 2004), Udo Wilfert and Kai-Uwe Ricke (Committee Chairman).

The Supervisory Board was kept informed by the committee chairmen regarding topics discussed at committee meetings and their outcomes.

Meetings and attendance.
Supervisory Board meetings were regularly prepared by the Presiding Committee (in four meetings) and the Finance and Audit Committee (in ten). The Mediation Committee did not meet in 2004. There are no disclosures to be made regarding frequency of attendance at meetings by members of the Supervisory Board.

Conflicts of interest.
In view of their offices held at Deutsche Telekom, T-Online Supervisory Board Chairman Kai-Uwe Ricke and Supervisory Board members Dr. Karl-Gerhard Eick, Dr. Heinz Klinkhammer and Dieter Cazzonelli abstained from voting on the resolution adopting the Supervisory Board's opinion on the public purchase offer submitted to T-Online shareholders by Deutsche Telekom AG. Supervisory Board member Dr. Eberhardt Rolle likewise abstained from voting due to the offices he held. Dr. Rolle is Ministerial Director at the Federal Ministry of Finance and head of the ministerial department responsible for the state's shareholding, and also member of the Supervisory Board of T-Mobile International AG, a wholly owned subsidiary of Deutsche Telekom AG.

Corporate governance.
The Supervisory Board and Board of Management operate in full awareness of the fact that good corporate governance in the interests of shareholders and the capital markets is a key factor in our corporate success. The required Declaration of Compliance with the German Corporate Governance Code (as amended) was issued by the Board of Management and Supervisory Board in December 2004. The Company's corporate governance is described in greater detail in a separate section of this annual report.

Composition of the Board of Management.
The Supervisory Board appointed Rainer Beaujean as Chairman of the Company's Board of Management on September 4, 2004. Mr. Beaujean was previously Chief Financial Officer and Deputy Chairman of the Board of Management and succeeds Thomas Holtrop, who laid down his office as Chairman of the Board of Management on September 3, effective September 30, 2004. Jens Becker was appointed as the new Chief Financial Officer with effect from October 1, 2004.

Composition of the Supervisory Board.
Shareholder representatives
There were no changes among the shareholder representatives on the Supervisory Board in 2004.

Employee representatives
On the employee side, Karl-Heinz Häuser retired from the Supervisory Board effective June 30, 2004. Christoph Heil of the ver.di trade union was appointed to the Supervisory Board in accordance with Sec. 104(1) of the German Stock Corporations Act (AktG) by order of court effective August 19, 2004. Reinhard Hoch retired from the Supervisory Board effective January 6, 2005. Anja Schiller of the ver.di trade union was appointed as his successor in accordance with Sec. 104(1) of the Stock Corporations Act by order of court effective January 6, 2005.

Kai-Uwe Ricke remains Chairman of the Supervisory Board. His deputy is Christoph Heil.

The Supervisory Board would like to thank the retiring members for their committed and longstanding work on behalf of the Company.

Audit of the 2004 annual and consolidated financial statements.

The Supervisory Board has been duly informed with regard to the annual financial statements, the exempting consolidated financial statements in accordance with Sec. 292a of the German Commercial Code (HGB) and the Company and Group Management Report, all of which were prepared and submitted on a timely basis by the Board of Management, regarding the associated audit opinions and as regards the Company's risk situation.

The appointed auditors, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of Frankfurt am Main, audited the annual financial statements and consolidated financial statements of T-Online International AG for the year ended December 31, 2004 and the Company and Group Management Report for the financial year 2004, including the accounting records, as provided for by law. The auditor issued an unqualified auditor's opinion. The auditor also presented a report in person to the Supervisory Board meeting on February 28, 2005 and to the preparatory meeting of the Finance and Audit Committee, which is the committee responsible for such matters.

The Supervisory Board acknowledged the audit opinion at the same meeting and raised no objections. In accordance with Sec. 171 of the German Stock Corporations Act (AktG), the Supervisory Board examined the annual financial statements, consolidated financial statements, the Management Report and the proposal for the appropriation of net income available for distribution at T-Online International AG. In consequence, the annual financial statements were formally adopted and the consolidated financial statements approved. The Supervisory Board endorsed the Board of Management's proposal for the appropriation of net income available for distribution.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft also audited the report compiled by the Board of Management disclosing relations with affiliated companies—the Dependent Company Report—required by Sec. 312 of the Stock Corporations Act. The auditors reported their findings and issued their auditors' opinion as follows:

"Based on the results of our statutory audit and assessment, we hereby confirm that

1. The factual information contained in the report is correct
2. The compensation rendered by the Company in respect of the transactions listed in the report was not unduly high
3. With regard to the measures listed in the report, there are no circumstances which would justify any assessment differing substantially from that made by the Board of Management."

The Supervisory Board has examined the Board of Management's report disclosing relations with affiliated companies. It concurs with the Board of Management's final statement contained in the report and with the results of the audit conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank all members of staff and members of the Board of Management for their dutiful commitment to the good of the Company, its customers and its shareholders.

Darmstadt, February 28, 2005
On behalf of the Supervisory Board



Kai-Uwe Ricke
Chairman

Corporate Governance.

T-Online International AG accords high priority to responsible corporate management geared to long-term, sustained value growth. Effective corporate governance requires trusting and efficient cooperation between the Board of Management and the Supervisory Board, the safeguarding of shareholders' interests and transparency in corporate communications.

Pursuant to Item 3.10 of the German Corporate Governance Code (referred to below as "the Code"), the Company hereby issues the following report on its corporate governance:

The Corporate Governance Code was issued during the 2002 financial year and amended in 2003. T-Online International AG already complied with many of the requirements when the Code first came into force. The Board of Management and the Supervisory Board have given their close attention to the Code's content. They resolved that the Company would depart from the Code's recommendations on only one point and would implement two others during the 2004 financial year.

On December 20, 2004, the Board of Management and Supervisory Board made the following Declaration of Compliance with the Corporate Governance Code:

"As required by Article 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of T-Online International AG hereby declare that the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice on July 4, 2003 in the official section of the electronic Federal Gazette have been and are being complied with.

Section 7.1.4 of the German Corporate Governance Code has not been and is not being applied. T-Online publishes a list of companies in which it has a shareholding, stating the name and headquarters of the company, the amount of the shareholding and the amount of equity in each case.

Regarding agenda items 5 and 7 (partial cancellation of contingent capital II pursuant to Section 4 (5), and revision of the Supervisory Board's remuneration pursuant to Section 13 of the Articles of Incorporation), the T-Online International AG Shareholders' Meeting held on May 19, 2004, resolved amendments to the Company's Articles of Incorporation which were recorded in the Commercial Register on June 7, 2004. Since the date these amendments were recorded in the Commercial Register, T-Online International AG has therefore also complied with Sections 5.4.5 and 4.2.3 of the German Corporate Governance Code."

The Declaration of Compliance can also be viewed on the Web site of T-Online International AG (www.t-online.net) under English/Investor Relations/Corporate Governance/Declaration of Compliance.

T-Online International AG and T-Online shareholders.
T-Online International AG regularly informs shareholders of key upcoming dates by way of the Finance Calendar on its Web site. Shareholders may vote at the annual Shareholders' Meeting in person, by personally appointed proxy or through a Company-appointed proxy bound by the shareholder's instructions. Also, shareholders were able to issue proxy voting instructions online in advance of the meeting on May 19, 2004. Commencing with this year's Ordinary Shareholders' Meeting, shareholders can opt to receive their meeting invitations and related documents by electronic mail and to appoint a proxy and issue voting instructions online. It is still possible to issue voting instructions and vote online while the meeting is in progress.

Board of Management and Supervisory Board in close contact.
The Board of Management and Supervisory Board of T-Online are in frequent contact in order to supply the Supervisory Board with regular, timely and comprehensive information on all issues relevant to the Company in the fields of planning and budgeting, business performance, the risk position and risk management. The Board of Management has provided full information on the reasons for any deviation of business performance from the plans, budgets and objectives adopted earlier. The Board of Management's reporting obligations are laid down in its rules of procedure and all reports are regularly submitted in writing.

Under the rules of procedure for the Supervisory Board and the Board of Management, certain significant business transactions require the Supervisory Board's consent.

T-Online International AG has taken out 'directors and officers' (D&O) insurance coverage incorporating an appropriate deductible for which members of the Board of Management and Supervisory Board are personally liable.

Preventing conflicts of interest.
Members of T-Online International AG's Board of Management disclose any conflicts of interest to the Supervisory Board without delay and inform their colleagues on the Board of Management. No such conflicts of interest arose during the year under review.

Prior consent from the Supervisory Board is required for any material business transaction between the Company and members of the Board of Management, members of their families or businesses with which they are personally connected. Prior Supervisory Board consent is also required for outside activities engaged in by members of the Board of Management, including taking seats on supervisory, administrative or advisory boards.

Members of the Supervisory Board must disclose to the Supervisory Board any conflict of interest, including any that may arise from acting in advisory capacity to or sitting on a governing body of a trading partner of T-Online. No such conflicts of interest arose in the year under review.

Board of Management and Supervisory Board compensation.
The compensation paid to the members of the Board of Management consists of a fixed component and a variable, performance-related component determined according to market data. The performance-related components are determined on the basis of the objectives agreed between the Supervisory Board's Presiding Committee and the members of the Board of Management together with the Presiding Committee's determination after the close of the financial year as to whether the Board members have attained those objectives.

The Board of Management additionally receives variable compensation under the Company's Mid-Term Incentive

Plan (MTIP). This variable compensation is payable for the first time in 2007 providing that the performance criteria are met.

The 2001 stock option plan was not in compliance with the German Corporate Governance Code and was withdrawn at the Shareholders' Meeting of May 19, 2004.

The Presiding Committee reviews the compensation system for the Board of Management on a regular basis.

The Chairman of the Supervisory Board will inform the 2005 Ordinary Shareholders' Meeting about the basic features of the remuneration system of the Board of Management and any changes to it.

The compensation paid to each member of the Board of Management, subdivided into fixed, performance-related and long-term incentive components (MTIP), is disclosed in Notes 27 and 39 to the consolidated financial statements.

The compensation system for Supervisory Board members was revised to comply with the German Corporate Governance Code at the Shareholders' Meeting on May 19, 2004. Under Article 13 of the Articles of Incorporation, Supervisory Board members each receive compensation of EUR 10,000 plus performance-based annual remuneration and performance-based annual remuneration on a long-term incentive basis. The Chairman of the Supervisory Board receives two times and the Deputy Chairman one-and-a-half times the stated amount. The remuneration increases by one-half for each membership of a Supervisory Board committee and one-half for each chairmanship held on such a committee. Supervisory Board members additionally receive an attendance fee for each meeting.

The compensation paid to each member of the Supervisory Board is disclosed in the Notes to the consolidated financial statements.

The members of the Supervisory Board of T-Online International AG who belong to the Deutsche Telekom AG Group have waived their entitlement to any separate compensation.

Composition of the Supervisory Board.

In accordance with Sec. 96 of the Stock Corporations Act, Sec. 7(1) of the Codetermination Act (MitbestG) and Sec. 8(1) of the Company's Articles of Incorporation, the Supervisory Board is made up of twelve members comprising six shareholder representatives and six employee representatives. The shareholder representatives on the Supervisory Board are elected by the Shareholders' Meeting. The employee representatives are nominated in accordance with the provisions of the Codetermination Act. The Supervisory Board monitors and advises the Board of Management in its conduct of the Company's business affairs. At regular intervals, the Supervisory Board discusses business progress, future planning, and strategy and its implementation.

Activities of the Supervisory Board.

The Supervisory Board advises the Board of Management in running the Company and monitors its activities. The Supervisory Board's activities are laid down in rules of procedure. Transactions of fundamental significance to the Company are subject to Supervisory Board consent under the rules of procedure for the Board of Management and the Supervisory Board.

The Supervisory Board has elected from among its number a Presiding Committee, a Finance and Audit Committee and a Mediation Committee. The Presiding Committee, which consists of two shareholder representatives, one of whom is the Supervisory Board Chairman, and two employee representatives, makes recommendations to the Supervisory Board for the appointment and removal of members of the Board of Management and for the signing of contracts with members of the Supervisory Board as set out in Sec. 114 of the Stock Corporations Act. The Presiding Committee is also responsible for decisions regarding the signing, alteration and termination of contracts with members of the

Board of Management and regarding the granting of consent for outside activities.

The Finance and Audit Committee likewise has four members elected along equal representation lines. Its primary duty is examining and appraising financial and business transactions on behalf of the Supervisory Board. It is responsible for commissioning the auditors elected by the Shareholders' Meeting, stipulating specific points of emphasis for the audit and determining the fee to be paid. It also monitors auditor neutrality.

The Mediation Committee is responsible for carrying out the duties set out in the first sentence of Sec. 31(3) of the Codetermination Act. In accordance with Sec. 27(3) of the Codetermination Act, the Mediation Committee consists of the Chairman of the Supervisory Board, his deputy, a shareholder representative and an employee representative.

Under a Supervisory Board resolution adopted during the 2003 financial year, members of the Supervisory Board are subject to an age limit of 67 years at the time of their appointment.

The efficiency with which the Supervisory Board had conducted its activities was examined in an internal review at the end of the financial year.

Transparency.

As a matter of principle, T-Online International AG ensures that all stakeholders have access to the same information at the same time. We practice regular, open and timely communication to keep our shareholders and all capital market participants informed about the Company's situation and any major changes in its business affairs.

All information on the Company's situation and results, including quarterly reports, annual reports, semi-annual analysts' and press conferences, ad-hoc disclosures, information on implementation of the German Corporate Governance Code and press releases are published on the Company's Web site. Dates of upcoming regular reports are given in the Financial Calendar at www.t-online.net under Investor Relations/Dates.

Section 15a of the German Securities Trading Act (WphG) stipulates that members of T-Online's Board of Management and Supervisory Board must declare any transactions to buy or sell shares in T-Online or its parent company. No such transactions were reported to T-Online during the year under review.

Risk management.

The responsible management of risks is fundamental to the Board of Management and the Supervisory Board.

Principles, guidelines, processes and responsibilities have been laid down and established so as to ensure proper, timely financial reporting of all business transactions, facilitate early identification of risk, and provide reliable information on the Company's risk situation at all times. Details of the risk management system are given in the Management Report.

Financial reporting and auditing.

It has been agreed with the appointed auditors, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, of Frankfurt am Main, that the auditors will report without delay on any issues identified or events occurring in the course of the audit that have a substantial bearing in respect of the Supervisory Board's duties. It is also agreed that the auditors will notify the Supervisory Board and/or add a comment to their independent auditors' report if any facts are established during the audit which render inaccurate the Board of Management and Supervisory Board's Declaration of Compliance pursuant to Sec. 161 of the Stock Corporations Act.

Group financial statements are made publicly available within 90 days of the end of each financial year. Quarterly financial statements are made publicly available within 45 days of the end of each quarter.

Our vision and strategy.

We know exactly what we want: To offer our customers the best online experience and highly attractive offerings in all three product categories—Internet access, communications services and entertainment.

Our vision:
'Best online experience'.
We supply high-quality, fast Internet access—catering for a full range of bandwidths, access methods and access devices. We offer the full set of online communication tools, from conventional e-mail to a planned Internet telephony service. We give our customers the content they want—from news and information to digital entertainment, including online music and movie offerings. And we create shopping environments where our customers feel at home. We supply this comprehensive range of products in our best possible quality. Customers have a need for a place they can go on the Internet that offers guidance and quality. They find this place at T-Online.

With the accelerating spread of broadband Internet, T-Online continues to expand its range with combined offerings. These offerings combine fast Internet access with attractive communications services and digital entertainment such as video on demand. By focusing on the three categories of Internet access, communications services and entertainment services, T-Online is pursuing a triple-play strategy of providing T-Online customers with attractive products in all three categories at once. T-Online is implementing this strategy internationally as well as in its home market, Germany, in the European growth markets of France and Spain.

Under its strategic 10-year plan of November 2004, T-Online is pursuing three key initiatives in setting course for the future:

- Enhancing customer focus (customer value management) through packaged marketing of DSL lines and tariffs
- Addition of new packaged products with entertainment packages (video, music and gaming) and triple-play packages (access, communications services and entertainment services)
- Aggressive expansion in France and Spain to capture 15–20 percent of the broadband market in each case

In pursuing this strategic approach, T-Online's long-term objective is to achieve more than 17.5 million DSL customers Group-wide within a ten-year perspective and boost Group revenues to over 8 billion euros.

Markets and competition:
Growing online markets.

T-Online operates in an ultra-dynamic, high-potential market environment. The Internet is a growth market and is going to stay that way. Neutral market research institutes like Jupiter Research forecast steady growth in all online market segments: In Germany, every second citizen already uses the Internet—that's over 40 million users—and the growth trend continues unabated, not least as a result of marketing to new sections of the population.[1] In the 14-to-29 age bracket, over 80 percent are already online—for them, a world without the Internet is unthinkable, but Internet usage is gaining especially fast among older age groups.[2]

The trend toward digital media and the resulting convergence of traditionally separate formats, content and sales channels are already opening new market opportunities for Internet companies and will continue to gain in importance. The Internet has long taken up its place as the fourth mass medium—alongside TV, radio and print—and its importance relative to the other media is still growing. Already, about one in every four media users would rather do without all other media than without the Internet—in this ranking, the Internet only remains behind television and is already well ahead of radio and newspapers.[3]

Positive outlook for T-Online.

T-Online has continued its outstanding progress despite the dynamic market and competitive environment. T-Online today is one of the leading Internet companies and has systematically realized its goal of profitable growth.

The ability to tap into future market potential critically depends on broadband Internet, which now offers up to 48 times the speed of conventional ISDN access. T-Online is outstandingly well positioned in this regard. The emergence of new broadband-only applications fosters take-up of broadband access by showcasing unique ways of using the Internet and reaches new sections of the public. This works both ways, too: Each broadband access sale boosts the potential utilization of broadband applications and content—some 75 percent of respondents in Germany, for example, already give the ability to use broadband-only content (like videos, music and games) as a primary motive for purchasing broadband access.[4] With applications like Internet telephony (voice over IP), T-Online Vision and Musicload, T-Online takes an active part in shaping the fast-growing broadband markets.

Growing competition means the sectoral consolidation process will continue. Only companies with customer-focused and viable business models and a systematically pursued strategy—companies such as T-Online—will be successful at further establishing their position as this process takes its course.

The strategy in a nutshell:
Interactive customer relations and the combined business model spell competitive advantages.

The basis of our strategy is the combined business model—an intelligent combination of access and non-access (portal) business. These two areas are closely interlinked. Our access products ensure that customers use our portals; at the same time, we work to ensure that customers want to experience the Internet with us precisely because our non-access offerings are so attractive. The two areas are therefore becoming increasingly difficult to separate.

We aim to exploit these synergies and interaction effects commercially. Our strategic goal is to expand and intensify our customer relationships. For T-Online, Internet access is the basis for interactive customer relationships. We intend to strengthen these through attractive portal products and so offer our customers additional services.

[1] Jupiter Research [2] ARD/ZDF online study [3] SevenOneMedia [4] Deutschland Online 2

A strategy draws on existing capabilities and resources—in short, a company's assets. T-Online has a whole range of these competencies for achieving sustained success in the Internet business.

Strategic asset: Access customers.
T-Online currently had around 13.5 million registered customers in the access business at the end of 2004. Many of these customers also use the products on our portal—this large customer base allows us to offer our services efficiently. High user numbers also make the T-Online portal attractive to advertising and cooperation partners who offer e-commerce and paid-content products via us.

Strategic asset: Technical competence.
T-Online is able to pioneer technological innovations quickly and professionally, based on strong IT capabilities built up over many years. This is reflected in our ability to successfully manage large numbers of both customers and products in parallel.

Strategic asset: Billing platform.
Many of the services our customers buy from us—from Internet access to paid downloads—are billed conveniently through their Deutsche Telekom phone bills. In addition, T-Online offers its own proprietary billing system which is also suitable for micropayments and facilitates the marketing of further paid content.

Strategic asset: Internet services expertise.
Information, communications, digital transactions and services are increasingly becoming complementary modules within an overall system based around the Internet. The starting point is to understand what customers want and need. This is where we come in with our skill in identifying how best to integrate and market content that meets customer needs in the appropriate formats and in a commercially successful way. So it is a question of developing services that customers want and understanding target groups, access devices like PCs and mobile phones, and brand design. T-Online is thus positioning itself as a digital distribution platform, equally attractive to customers and cooperation partners alike.

We have built up our strategic assets over many years. The Internet being a growth market, we must continue to maintain these assets, deploy them creatively and efficiently, and augment them with additional strengths.

Information to our shareholders.

Status of the merger between T-Online International AG and Deutsche Telekom AG.

On October 9, 2004, Deutsche Telekom AG invited T-Online International AG to enter into negotiations regarding a merger of the two companies. On October 10, the T-Online International AG Supervisory Board approved the commencement of merger negotiations and granted the Board of Management of T-Online International AG authority to conduct such negotiations.

The Boards of Management of T-Online International AG and Deutsche Telekom AG subsequently negotiated an agreement in principle setting out the main features of a potential merger. The Board of Management of T-Online International AG signed this agreement on November 8, 2004 with the unanimous approval of the Supervisory Board. T-Online International AG published the main points of the agreement in an ad-hoc announcement on November 8, 2004.

On November 26, 2004, Deutsche Telekom published a voluntary offer to purchase all T-Online shares at a purchase price of EUR 8.99 per share. On December 3, 2004, the Board of Management of T-Online International AG responded with an opinion in accordance with Sec. 27(1) of the German Securities Acquisition and Takeover Act (WpÜG). For reasons it stated in the opinion, the T-Online Board of Management did not consider itself then able to recommend acceptance or non-acceptance of the offer by T-Online shareholders. On December 7, 2004, the Supervisory Board of T-Online International AG endorsed the Board of Management's reasoned opinion of December 3, 2004.

On the basis of the agreement in principle of November 8, 2004 between Deutsche Telekom AG and T-Online International AG, valuations of Deutsche Telekom AG and T-Online International AG and negotiations for a merger agreement are currently in progress.

After the close of the 2004 fiscal year, on January 25, 2005, Deutsche Telekom AG and T-Online International AG went on to reach a common understanding setting a range of values for the exchange ratio. The Supervisory Board of T-Online International AG noted this with approval. The two companies each published an ad-hoc announcement stating that they expect the exchange of T-Online for Deutsche Telekom shares to take place at a ratio of between 0.45 and 0.55 Deutsche Telekom shares to each T-Online share.

The Board of Management will submit a written merger report in accordance with Sec. 8(1) of the German Corporate Reorganization Act (UmwG), stating information to help stockholders form their opinion with a view to a Shareholders' Meeting resolution on a merger agreement.

Internet access.

Access.

The Internet opens the way to the world. And with broadband access, the Net opens up whole new dimensions in information, communications and entertainment for users. T-Online's resolute commitment in this area is serving to boost the number of broadband customers at a lightning pace.

The Internet offers a wealth of opportunities and virtually infinite options. Oceans of multimedia content, music, videos, *animations and photos, all vying for the hardest currency in* today's information society: users' attention. But it was only with the advent of broadband, that it became possible for millions of users and providers to really exploit what today's cutting-edge technology offers. DSL, digital subscriber line, spells high-performance access to a rapid and convenient *network of endless possibilities.*

Through broadband Internet, T-Online brings together the worlds of work and recreation for its subscribers. Professionally speaking, rapid Internet access has become an indispensable tool. Away from work, customers can enjoy swift, sure access to a world of information and entertainment. Via T-Online Vision, T-Online's broadband offering brings home *Hollywood movies in outstanding quality. Or delivers the* latest hits via its music platform, Musicload. All up to 48 times faster than via ISDN.

T-Online is forging ahead on the broadband path.

Even in the formative years of T-DSL, the first T-DSL customers *were surfing the Web at up to twelve times the speed of ISDN.* During fiscal 2004, that rate was increased dramatically. In order to meet the greater demand for broadband, Deutsche Telekom launched the three new T-DSL speeds T-DSL 1000, T-DSL 2000 and T-DSL 3000, where 1000, 2000 and 3000 signify data speeds in kilobits per second.

Up to 23,000,000 Internet logons completed every day



Opening the way to the World Wide Web with access that's as swift, secure and high-performance as possible. T-Online staff members such as Nicole Schickedanz and Dr. Markus Schmall (foreground) take care of security aspects while, for instance, Holger Kahnt (background) looks after marketing to T-Online customers.



WLAN allows mobile wireless Internet access—as ideal for a brief exchange with a coworker as for a quick e-mail check.

In its year-long broadband innovation and promotion drive, T-Online rigorously penetrated the new quasi-standard speeds on the Net. Customers entirely new to broadband or switching from other access routes or providers were given special incentives through marketing promotions. All-in DSL packages comprising every component necessary to simple, convenient DSL entry were put together and marketed at favorable rates in a number of versions catering to different needs. Alongside T-DSL access, corresponding tariff and a DSL modem or WLAN router, DSL prospects were also offered an on-site installation service, something which T-Online regards as an integral part of its pledge to deliver smooth, simple access to the world of broadband.

Thus, T-Online offers high-speed Internet access and, along with it, everything to make work and play with the new speeds that much more fun. So where does that lead us?

Broadband market highly dynamic.

First of all, broadband enhances customers' convenience: no more waiting for videos, music, animations, software, programs or video games. What's more, thanks to this enhanced level of convenience, broadband ultimately has established the Internet as the fourth mass medium alongside television, radio and print. Broadband users live online—literally. With DSL, they have permanent access to the Web, and with it, to the world. According to findings from the Deutschland Online 2 study published in November 2004, which looked at the facts and examined the prospects for development of Germany's broadband market, average daily Internet usage will almost treble from today's 40 minutes a day to 118 minutes in the year 2010. Users of conventional analog technology for Internet access are online for an average of only 16 minutes a day—a figure which is expected to rise to a mere 24 minutes over the next five years. So broadband users are surfing the Net more and more. And not only that: They are moving much more data on the Internet than users with analog or ISDN access.

According to the researchers behind Deutschland Online 2, the engine driving this massive broadband-demand has nothing to do with technological extremes but rather with the practical, everyday benefits. And for 95 percent of customers surveyed in the recent study, those benefits are stability and reliability coupled with fast, convenient surfing. This is something T-Online supports for customers by monitoring all services offered on a 24/7 basis: At its ultra high-tech Service Control Center, T-Online permanently checks and double-checks availability and quality fully automatically. Any malfunctions are rectified by experts immediately.

In the 2004 financial year, T-Online's quality received its seal of approval from the experts: According to the German consumer organization Stiftung Warentest, T-Online tops the league of 10 Internet service providers tested.

Outstanding quality: German consumer watchdog, Stiftung Warentest, votes T-Online top of the league in 2004.
All these quality attributes—stability, speed, convenience and reliability—are combined in T-Online's products and services, as confirmed in fiscal 2004 by the verdict of proven experts: According to the consumer organization, Stiftung Warentest, T-Online comes out top of 10 ISPs tested. In the October issue of the magazine test, T-Online was rated as "good" both for the categories ISDN/narrowband and for DSL/broadband.

Reliable and stable from the word go: This is the most important reason why customers opt for T-Online. For example the test rating "very good" for the category "technical service" impressively underscore T-Online's mantra: inspiring trust through reliability and a high level of user friendliness. Stiftung Warentest was especially positive in its rating of the technical service features Web access, e-mail service, T-Online software as well as other services which T-Online as a premium brand offers its customers ("test" issue 10/2004).

Focus on customers: T-Online's tariffs.
Yet top-of-the-line technology that ensures reliability must go hand in hand with attractive tariffs and services in order to gain a high degree of customer acceptance. In strengthening volume-based access tariffs by increasing the volume covered by each tariff and introducing an additional volume tariff, T-Online shows it is mindful of the fact that, after all, broadband users "live online" much more intensively than narrowband customers.

Additionally, flat rates were introduced for each access speed. Besides covering intensive use of the Internet, these also cater to many customers' need for an all-round, no-headaches package. Thanks to substantial price reductions, flat rates for higher bandwidths similarly turned into a mass-market product. The marketing campaigns attracted a large number of new customers to broadband Internet, for whom such offerings as T-Online's time-based tariffs "dsl surftime 30" and "dsl surftime 60" were introduced. With these tariffs, customers can surf and download for 30 or 60 hours respectively without any extra charge besides the basic charge. T-Online's goal is to cater as far as possible to all types of Internet usage and offer tariffs to match.

As well as expanding its tariff portfolio, T-Online continued in the last fiscal year to build on the services included in its tariffs. Under the "T-Online—Simply More To Life" banner, complimentary e-mail services and hosting were taken further. This lets T-Online subscribers to tariffs involving a basic charge design their own homepage simply and conveniently, and go online with their own ".de" URL without incurring any additional costs. Also included in the access tariffs' basic charge is the T-Online security package, a comprehensive compendium of personal firewall, virus and dialer protection. Available free of charge for the first six months, it enhances protection against computer viruses and Trojan horses. Because with T-Online, access to the world of broadband is designed to be not only as easy and convenient as possible but also and above all as safe as possible.

Availability.
In a specially designed Service Control Center, T-Online monitors the availability of its products and services using robot technology 24 hours a day, seven days a week, from the end customers' viewpoint. The fact that T-Online attains its lofty quality targets is eloquently underscored by the host of independent tests conducted by trade journals and German consumer organization, Stiftung Warentest: T-Online regularly receives awards for superb availability and technical capabilities, the last award was granted by Stiftung Warentest (issue 10/2004). In the unlikely event of malfunctions, cause and effect chains allow engineers to immediately pinpoint where the fault lies and how it is affecting services. Backup systems triggered within seconds as well as data backup measures ensure that system failures do not entail any impairment of use for customers.



Customer contact: T-Online staff members such as Thyrid Mey are on call at T-Online's customer service center to answer questions and deal with enquiries.

Mobile access: Internet on the go.

However, the tremendous success of broadband Internet is being fêted not only within the four walls of homes and offices. Mobility—access and use of the Web and all it has to offer on the move—was for a long time a particularly difficult endeavor. Here, too, in a world where wireless mobile high-speed Internet is now the order of the day, broadband technology is revolutionizing user behavior. Since the fourth quarter of 2004, T-Online has been working together with T-Com and T-Mobile in the field of WLAN. That means no more wires and cables to the World Wide Web, but rather access via radio signal, whether in cafés or airport lounges.

In Germany, T-Online customers have over 3,500 hot spots at their disposal where they can access the Web at high speed via such WLAN-compatible terminals as notebooks or any number of personal digital assistants. That makes T-Online Germany's Internet service provider with the highest number of available WiFi access points. Plus, it couldn't be more convenient: Customers simply log on using their access data already provided and receive a per-minute account together with their Deutsche Telekom telephone bill.

Network with no borders thanks to worldwide T-Online access.

Customers wishing to surf on the go frequently demand the convenience of global Internet access. Here, too, customers can take T-Online at its word: World Wide Web means just what it says. T-Online customers enjoy access to the Net in more than 150 countries via a number of different routes: analog, ISDN, broadband or WLAN. After all, e-mails and online banking have become an indispensable part of our daily lives. Also when traveling—on vacation or on business—they are part and parcel of today's mobile generation. International Internet usage, as with the roaming service in mobile communications, is simply paid for via customers' T-Online invoice back home. To make sure everything works smoothly, T-Online has developed access software for international surfers: All it takes is a couple of mouse clicks to log onto the Internet from many places in the world. A worldwide partner network allows users to log on at any point on the compass, and all that's needed for international access is contained in the latest T-Online software. This means that access to and use of all services can be achieved any time, any place with any terminal in the same user-friendly way. T-Online and the T-Online software take care of integrating the various access technologies required.

Options and opportunities need to be given shape in order to unlock their true value. T-Online spotlights the successful interplay of broadband high-speed technology on the one hand and customer acceptance on the other. It dovetails technology that turns the virtual realm of the World Wide Web into real-life benefits with attractive services that keep customers coming back for more. The results speak for themselves: At the end of 2004, a total of 13.5 million registered customers chose T-Online as their partner for accessing the world of Internet.

Internet Media Technology Framework.

Internet Media Technology Framework (IMTF) describes the sum of all resources, technologies and systems used by T-Online and its content partners. The technical architecture decouples access and applications such that new access routes can be integrated as rapidly and inexpensively as convenient, new, high-performance products. This—together with the use of open standards and state-of-the-art technologies—also gives T-Online the ultimate in technical flexibility to be able to respond quickly and cost-effectively to new technological developments and market trends. Thanks to the homogeneous architecture, technology and complexity remain at all times manageable, with all systems perfectly coordinated and intermeshed.

Customer service.

T-Online's customer service represents an important interface with customers. Customer enquiries are dealt with at all times "swiftly, efficiently and in a friendly manner". Thanks to an extensive program of measures, T-Online has succeeded in further boosting its levels of quality and customer satisfaction. Studies by leading market research institutes serve to corroborate the success of the quality drive. In October 2004, Stiftung Warentest voted T-Online test winner among 10 ISPs tested ("test" issue 10/2004). In T-Online's revamped customer center, customers can access and, where necessary, modify access data, premium services, co-user data, account data as well as their actual online times or data volumes, depending on the tariff used, easily and conveniently online.

"T-Online's future lies in a triple-play strategy–a combination of Internet access and communications and entertainment services."

Interview with **Rainer Beaujean**
Chairman of the Board of Management of
T-Online International AG



The strong momentum in the broadband market had a huge impact on the Web industry in 2004. What was T-Online's involvement? T-Online decisively shaped the main market trend toward broadband Internet, which it pushed forward with marketing campaigns. We communicated DSL's numerous benefits to customers: in addition to increased speed, more convenient access to attractive content such as music and movie downloads and streams. With a market share topping 50 percent of new T-DSL connections, T-Online maintained its excellent footing in Germany in 2004.

T-Online's combined business model means offering content and services alongside pure Web access. How important is broadband business in the mix? Our business model has proven very successful, and our highest priority is currently pumping up broadband access by adding attractive supplementary services. T-Online has already successfully developed digital entertainment services such as Musicload and video on demand; in 2005 they will be joined by Web telephony, called voice over IP. T-Online's future lies in a triple-play strategy—a combination of broadband Internet access as well as broadband communications and entertainment services.

What do you see as T-Online's greatest strength when it comes to realizing this strategy on the market? In addition to T-Online's superior starting position—with a good 13.5 million registered customers—clearly our fast reflexes and innovative drive. For instance, we launched Musicload in August 2003, and some time in 2004—just about a year later—we were already one of Germany's top providers. This fast-on-the-ground mindset is a T-Online hallmark and an excellent foundation on which to cement and expand our competitive standing.

Will T-Online also strengthen its position internationally? In both the French and Spanish markets, we are working to expand our competitive position substantially. Both markets offer huge potential on the broadband end, which is why we will be investing about a billion euros in the medium term, and by that I mean within the next three years. Our goal is to establish T-Online as one of the top three providers in the two markets I mentioned.

T-Online Portal.

Content, Services, Shopping.

Offering high-quality content, services and shopping from a central location on the Internet is a T-Online mark of distinction; and the response from customers is impressive: According to the IVW measurement standards, the T-Online portal was one of the most popular Web sites among German Internet users in 2004. And T-Online is not stopping there.

Attractive contents turn the Internet exciting.
On the Internet, content is king: That was the word back in the nineties, and now that slogan has become a reality. The convenience, speed and reliability of broadband DSL have made it possible to deliver content that substantially enhances the value of the World Wide Web as a tool for entertainment and work alike. T-Online is systematically exploiting the related opportunities on its portals. With 9.4 billion page impressions in 2004, according to IVW measurement standards (IVW monthly ranking 01-12/2004), T-Online far surpassed the 2003 figure, which was already a company record. And, as soccer proves, content really is a top scorer.

T-Online to continue Bundesliga soccer coverage on the Internet.
One of the most attractive content offerings for the Internet in Germany is coverage of the country's national soccer league (Bundesliga): In the 2004 fiscal year, T-Online once again secured the Internet rights to Bundesliga soccer for the 2004/2005 and 2005/2006 seasons. The potential target audience is enormous: More than 40 million Germans over the age of 14 "live online". The Bundesliga's top match of the week is available as streaming video at 6:00 p.m. every Saturday—before going out on the public television networks. Highlights from all the games are shown in blocks of up to 15 minutes. Special processes ensure maximum quality. For a mere EUR 3.95 a month* plus the basic online charges, fans of the world's most beloved pastime have all of the season's games at their fingertips a mere 60 minutes after the final whistle blows. T-Online brings game day to customers wherever they are—via the Internet or as MMS messages to their mobiles.

But marketing Bundesliga soccer as part of its own offering is not T-Online's only focus. In 2004, mobile carriers T-Mobile, Vodafone and O_2 signed license agreements to use T-Online's Bundesliga content, marking a key expansion of the business segment as syndication of exclusive content continues to gain in importance. T-Online makes content in addition to Bundesliga scores and highlights available on all major mobile carrier portals in Germany. T-Online offers carriers custom solutions and as a result now supplies high-quality mobile content and services to more than 90 percent of the country's wireless customers.

* with minimum contract duration



All German Bundesliga soccer goals on the Web a good 60 minutes after the final whistle.

On the ball: Teaming up with T-Online's sports editors, Henrik Krüger (foreground) presents German Bundesliga highlights online, to the delight not only of T-Online customers but also of staff members Matthias Hoffmann and Tania Jullien (background).

Surf in enhanced safety: Thanks to T-Online's security packages, T-Online customers go online with enhanced security, whether at home or on the move.



Attractive special interest portals.
T-Online is among the competition leaders in a number of theme portals. According to the IVW measurement standards, T-Online's portals in the key areas news, sports, technology and computers are among the market leaders in Germany in terms of the number of Internet users they attract (IWV monthly ranking 01–12/2004).

The sports portal onSport counts up to three million users per month, and in August 2004 boasted peak traffic of as many as 57 million page impressions, according to IVW measurement standards. This was due in large part to its special features on the 2004 European Soccer Championships, the Tour de France and the Olympic Games in Athens. This tremendous amount of attention also triggered new momentum in online advertising. T-Online's onSport 2004 summer lineup was booked solid with such big-name sponsors as Canon, Opel, Samsung, Fidelity, T-Mobile, Mastercard or Festina. Thanks to highly scaleable technology, content can also be provided to customers during peak times involving millions of page impressions without the slightest impact on quality or availability.

Identity management/single sign-on process
With any pay service, online travel booking or funds transfer, it is imperative for billing purposes that customers are recognized and their respective authorizations determined. To increase security and convenience for customers at the same time, T-Online offers the option of using a number of offerings after a single sign-on process. Depending on the application and the desired security level, manual login processes requiring user names and passwords can be dispensed with entirely as T-Online is in a position to identify customers as soon as they sign on. To do so, T-Online deploys sophisticated technology such as Web services that use internationally recognized industry standards. Billing is just as simple: Charges can be paid conveniently as part of users' telephone bills, which eliminates the need to provide credit card information.

Content can be worth cold, hard cash: the onWirtschaft business portal.
T-Online also offers high-quality content and information on its onWirtschaft portal, giving users a solid, reliable point of reference in the world of business and finance. In 2004, the services available to investors and people seeking guidance on money matters were expanded. Real-time foreign exchange rates are now accessible through the "Devisen" section, a feature that lets dealers decide in a matter of seconds whether it's worth entering into a particular foreign exchange position. Free portfolio tracking (Musterdepot) is also a recent addition. The new "Geldkonto" cash account feature that forms part of the "Musterdepot" offering gives users of onWirtschaft access to realistic simulations of their brokerage accounts. Plus, insights gained can be shared with friends and colleagues via the "Tell a friend" feature, which sends an e-mail or SMS message updating them on the latest market developments in mere seconds. As one would expect from a company like T-Online, all of these features are also available for mobile phones and PDAs.

The latest trends in the virtual world: onComputer.
The 2004 focus of the successful onComputer theme portal—also the favorite in its segment, according to the IVW measurement standards—was on security and offering high-quality application software for download. Tips and software to combat viruses, Trojan horses, dialer programs and much more are available for download from onComputer. The success of onComputer, which has rapidly become one of T-Online's most popular content offerings, is based on more than 300 software titles that can be conveniently downloaded and, if they so desire, invoiced on users' telephone bills. Subscriptions to "onComputer Insider" have more than tripled, with features such as information-packed workshops and test reports on hardware. A special highlight is the full version of one of the month's

top-rated software programs, which subscribers are entitled to download free of charge as part of their monthly subscription.

High-quality content that users are willing to pay for.

The growth in paid content is due to the increasing willingness on the part of customers to pay for quality. Superior quality and service are putting an end to the "freebie" mentality that dominated the early Internet. T-Online's onSport Insider and offerings like it are proof that the "Pay? No way" years are broken up. According to the Deutschland Online 2 study, the percentage of free content will drop from currently 84 percent to 62 percent by 2010, which means that 38 percent of Internet content will be pay-only. Providers who create a benefit for their customers will be among the winners. Generating such a benefit is a priority for T-Online, which offers Germany's largest Web portal. And sports are just the tip of the iceberg.

In the summer of 2003, the first how-to services of the Vericon lineup went live. It was not long before it became apparent that customer acceptance was positive. A host of practical new advice services were added in 2004, including tips for financing your home and buying your dream car, advice on changing jobs and help choosing the best diet. Crucial to the success of any how-to offering is the art of providing practical information in a concise format. Customers want high-quality advice presented in an easy-to-read—and thus quick-to-implement—fashion.

Web-based learning in partnership: T-Online and Langenscheidt.

Delivering premium information in the right format is all the more significant as the lines between entertainment, information and work become increasingly blurred on the Internet. Take the partnership between T-Online and the Langenscheidt Publishing Group, for instance. The existing successful relationship with the publishing house whose name has become synonymous with "language learning made easy" was expanded in October 2004. The LernenOnline portal now offers self-taught language courses in English, French, Spanish and Italian for starters. The courses are designed for beginners. Potential customers are persuaded by the demo version without extra charge, which illustrates yet again the possibilities of delivering interactive content via broadband: Performance statistics, final tests and immediate grading of exercises with feedback are available. The T-Online career portal onKarriere as well as the portals onComputer and Kids offer electronic workbooks, vocabulary lessons and other language training products from Langenscheidt. To be high-quality, content must be delivered to the respective target audience in the right Web-based environment. This is why the "Spiele für Kids" section of the onSpiele portal now has English-language audio books for download specially designed by Langenscheidt with children in mind. T-Online's "Spiele für Kids" offers an extensive array of award-winning materials for children between the ages of 6 and 12.

High quality coupled with perfect service are rapidly dislodging the freebie mentality of the early Internet years—offerings such as T-Online onSport Insider are proof positive that the Internet's years of "pay, no way" are broken up.

"Who Wants To Be A Millionaire?" on T-Online.

Interactive Web-based learning has made great strides in gaming, too, with participants acquiring new knowledge and putting their existing knowledge to the test. Since the end of July 2004, fans of Germany's version of Who Wants To Be A Millionaire? have had the opportunity to do just that by playing T-Online's Web-based counterpart to the hit TV show. Clever dramatization makes it feel as though show host Günther Jauch really is in your living room. Add to that a number of multimedia sequences, and the online game is quite the sensation: In the first five weeks alone, 500,000 eager users played. T-Online's Who Wants To Be A Millionaire? is available for monthly subscription, with 1,250 exclusive questions included. Attractive prizes also pique users' interest. Günther Jauch is enthusiastic about the online version: "The broadband version mirrors the quiz show atmosphere of the TV version perfectly."

In addition to offering the broadband game, T-Online partnered with Universal and RTL to launch a DVD version of the highly successful quiz show in November 2004. In its first week, the DVD soared to number one on the German Special Interest DVD charts.

T-Online's Internet gaming central: onSpiele game portal.
In the gaming segment T-Online offers the OnSpiele portal. In 2004, more than 40 online games and over 3,500 download games were partly available without any extra charge and for purchase. In the on-demand segment, T-Online offers 70 computer game hits. Increasing consumer confidence in paid content is also a goal in gaming. The "try first, buy later" policy is applied consistently in T-Online's premium download zone.

Useful services and interactive communities: T-Online Services.
In addition to offering a wide range of content, T-Online's portals also provide a broad array of useful services that are proving popular with Internet users. The success of T-Online's photo service, for example, continued in 2004. Transparency, ease of use, high-quality output and unique add-ons are capturing customers' imaginations and the imagination of top magazine titles. In several photo and business journals, including Öko Test, which rated the service very good in its September 2004 issue, T-Online Fotoservice has been singled out for its user-friendliness and for offering exceptional value for money. Colorfoto magazine (9/2004) gave it a buy recommendation and, in a test conducted by the Internet news magazine onlinekosten.de on August 28, 2004, T-Online Fotoservice came out the winner. T-Online Fotoservice is available for use as an online version and as a software download. Amateur photographers can take their time when prepping orders by using the software version to crop images, remove redeye and correct color offline. The software proves particularly convenient when it comes to uploading photos for ordering: image files can be converted into the new JPEG 2000 format, which guarantees the same quality at up to three times the upload speed.

Success in security services.
T-Online also systematically upgraded its security services in the 2004 fiscal year, gearing them even more to customer requirements. The company's security package, known as T-Online SicherheitsPaket, offers even less experienced Internet users a reliable, easy-to-use application suite that provides high protection for computer and Internet usage. The TÜV Saarland agrees, which is why the technical inspection authority certified the T-Online security package with all of its components at the end of 2004. In addition to selling the security package as an application suite, T-Online has been offering its individual components separately since June 2004: Customers can choose from the full versions of Norton Antivirus, Norton Personal Firewall and T-Online's dialer protection software for EUR 1.95 each per month*.

Find old school buddies with StayFriends.
T-Online is combining function and fun in the area of services, too, by helping inquisitive customers discover what became of all their childhood school buddies. Thanks to a strategic partnership between T-Online and Classmates Online, Inc., visitors to the T-Online portal can now find this kind of information. The assistance in tracking down and keeping

* with minimum contract duration

Corporate solutions for large businesses.
In the Corporate Solutions segment, Global Corporate Access—a solution that allows employees to dial into their corporate networks and the Internet from numerous locations around the globe—and secureVPN—secure access to corporate networks—are the focus. T-Online offers superior global coverage thanks to a network that now comprises over 31,000 dial-in nodes in 150 countries, over 12,000 of which are WLAN hot spots. In the 2004 fiscal year, service features such as uniform billing and secure authentication procedures met with a positive response from numerous large companies representing diverse industries. With its new "Kombi-Client" product, T-Online Business now offers secureVPN and Global Corporate Access as one combined solution with a uniform user interface. The complete technical integration of all client computers allows simple, secure global access to corporate networks. T-Online Business is picking up on a key trend in the Internet access business—namely, the combination of access and security. With its secureVPN Enterprise Management product, T-Online Business has added a centralized management component to its VPN product portfolio. Network administrators can now manage all users on a VPN via one integrated interface, allowing, for example, oft-forgotten wireless devices to be administered and secured centrally in accordance with a company's internal security policy. Using the solutions and modules offered as part of T-Online's Corporate Solutions segment, large companies can equip their on-the-go employees to take full advantage of the benefits of e-business.



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The T-Online shopping portal offers a broad selection, from select gift ideas to big bargains.

in touch with old school friends and acquaintances offered by StayFriends GmbH (www.stayfriends.de), a subsidiary of Classmates Online, Inc., is now directly accessible through the T-Online portal by visiting stayfriends.t-online.de.

Shopping made easy at T-Online.

As the third pillar in its portal offerings next to high-quality content and helpful services, T-Online provides a central platform for shopping on the Internet in the form of the T-Online Shop. The T-Online Shop represents another T-Online success story in fiscal 2004: It offers a broad assortment, especially high-quality brand name goods from the multimedia, computer, photography, TV and HiFi segments. The success of the T-Online Shop is founded on excellent value for money, a transparent, easy-to-use layout and wide selection of goods. Getting help and placing orders are straightforward: A search function makes finding bargains and unique items a cinch.

T-Online's Kinoticket Shop provides an easy way to buy movie tickets online and conveniently pick them up at the theater's automated terminal without waiting in line. A total of 35 CinemaxX theaters currently partner with T-Online to offer this service, while nine Kinopolis locations were added in 2004.

T-Online Business: Content and services for business customers.

T-Online's helpful attitude applies to business customers just as much as to home customers. Via its business portal www.t-online-business.de, T-Online offers a wide range of products and services for the business customer segment, with the portal serving as a knowledge base, advisor, problem solver and source of ideas for everything related to a business's daily routine. Business customers from all industries are supported with useful, high-quality information, advice, databases and applications from all disciplines. Numerous sample documents, valuable legal and tax tips, as well as electronic marketplaces and auctions aimed at maximizing business-to-business procurement processes are just a few examples of what makes the content of T-Online Business so attractive.

The response from business customers is remarkable. T-Online Business, which focuses on the needs of small and medium-sized enterprises (SMEs), outperforms the competition: With an average of more than one million users each month, the portal has one of the broadest reaches in Germany's business customer segment, according to the IVW measurement standards/AGOF data.

Interview with **Thomas Hille**
Board Member for Marketing and Sales at T-Online



What is T-Online's brand pledge to customers, and how does the company set itself apart from its competitors? The T-Online brand embodies our company's intensive efforts to deliver brand quality in that we offer Internet access as well as Web-based services of the highest possible caliber. Our large number of access customers and heavy use of TOI portal services show that the brand enjoys strong customer trust.

Particularly in the broadband segment, T-Online has attracted a large number of customers. Do you also see this as the result of successful brand positioning? Together with T-Com, T-Online zeroed in on this market with a broadband promotion drive during the past business year. Here, too, we can see that T-Online's quality positioning on the market has had a great response and customers trust T-Online when it comes to access to the new broadband technology. In 2005, T-Online will be on the scene as a Deutsche Telekom resale partner and thus a full-service provider of T-DSL connections and tariffs. What this means for customers is broadband quality from a single source.

Via its www.t-online.business.de portal, T-Online targets business customers in addition to the private market. How is acceptance there? Much like the T-Online brand's positioning among private customers, T-Online Business is synonymous among business customers with excellent service and superior quality. With a range tailored to the needs of business customers, T-Online Business offers the full spectrum from a single source, from corporate Web pages to shopping and e-mail to all-inclusive virtual private network solutions such as directVPN, which was unveiled at CeBIT 2004. Our B2B portfolio has been very warmly embraced. The Business portal now numbers among Germany's portals for small and home offices with the broadest reach.

"T-Online embodies our company's intensive efforts to deliver brand quality."

The services offered to business customers have also been systematically expanded. T-Online Business demonstrates its expertise notably in the area of security by constantly offering new and improved solutions. At CeBIT 2004, a new security product specifically geared to the needs of SMEs was launched with "directVPN," a service that gives employees secure mobile access to their company's network from computer work stations virtually anywhere. Data can be shared with ease or saved to the company's server without the need for any additional hardware. Available for a low monthly fee, the product can be installed easily and quickly with no specialist IT knowledge required. Tunnel protocols and sophisticated encryption processes guarantee superior protection from unauthorized access during data transfers between participants.

In the area of online banking, T-Online serves some three million customers with its offerings. The range of products and services is continually being expanded and, as in other areas, enhanced security is the focal point. The latest update to T-Online's Banking Software 5.0 offers business customers in particular highly useful new applications: The new document

"Our employees and a highly efficient organization form the basis of T-Online's lasting success."

Interview with **Veronika Altmeyer**
Board Member for Human Resources and Legal Affairs at T-Online



T-Online sees itself as a premium provider on the competitive field. What is the company doing to underscore this image? T-Online continued its quality campaign during the past business year in order to secure its superior service objectives. Part of this is taking a very close look at all processes throughout the Group. The independent experts at the "Stiftung Warentest" consumer organization were naming us the top-performing ISP in the categories of DSL/broadband and ISDN/narrowband among 10 ISPs tested in October 2004.

How do customers figure in T-Online's quality considerations? Our customers are our key consideration when it comes to quality. We put their concerns first. We find out what customers think by soliciting their responses in a targeted manner and using special test procedures such as so-called user experience tracking. This goes not only for products and services, but also for direct customer contact. Meanwhile, our employees are busy meeting customer demands. This is also why we work to keep all employees focused on quality, always with the same goal in mind: to satisfy customer demands to the greatest possible extent.

How does T-Online ensure that, at the same time, innovations are further developed? First and foremost, through our employees. The vast expertise that T-Online has amassed over time is an extremely important factor. T-Online is in a people business, which means that our team plays a key competitive role. In addition to employee satisfaction and a good working environment, it's important to cultivate organizational structures that allow ideas and innovations to be quickly and above all successfully implemented. Together, these factors—employees and a highly efficient organization—form the basis of our lasting success.

manager component allows convenient, centralized management of electronic documents and receipts. In the area of hosting, where T-Online Business offers customers a variety of solutions scaled to their own Web site requirements, Homepage Starter was added to the array of service products. From beginner packages (Homepage Starter) to professional hosting packages (Homepage Professional), T-Online now offers the right package for every need. The solutions for online retail (Shop Basic and Shop Professional) and communications products (Domain eMail) round out the service offering for business customers.

Digital entertainment.

Musicload, Video on Demand.

As the Internet continues to grow, new options and opportunities are constantly opening up for Web users. T-Online transcends the desktop to bring its digital entertainment services right into customers' living rooms—revolutionizing the entertainment world thanks to Musicload and video on demand.

Let the music play: Musicload.
The success story began back in the fall of 2003, when Musicload—T-Online's portal for downloading music tracks—first hit the "airwaves." From this point onward, music fans could cull new personal favorites from a constantly expanded, clearly presented lineup and copy them to their computers at any time. The entire process had to function on demand, swiftly and above all securely. When Musicload was launched in the fall of 2003, it constituted one of Germany's first aboveboard alternatives to what had up until then dominated the market: illegal download platforms. T-Online clearly sets itself apart from music exchange platforms specifically in terms of security. Musicload gives users guaranteed protection from viruses, Trojan horses, pricey dialer programs and other such hazards while at the same time delivering high-quality music enjoyment.

Up until then, the virtual music world lacked such an attractive yet reliable source of audio content—and Musicload's ascent during 2004 was in part due to users' recognition of this fact. The service numbered 60,000 registered users in January 2004, with one in two buying tracks online for between EUR 0.99 and EUR 1.59. The library already contained an impressive 75,000 titles as the year kicked off; a good 12 months later, by the end of December 2004, the tally had already leapt to 420,000—with 775,000 registered users. In December 2004 these downloaded a total of 1.4 million tracks from Musicload, a high level of demand that continues to increase. Payment via credit card, telephone bill, T-Pay, pay per call and MicroMoney has also proven its mettle. Another mode of payment is FIRSTGATE's click&buy, a full service, Web-based system for buying online content. Customers can also redeem gift certificates online. No other portal offers such a broad palette of secure, easy-to-use payment options.



Musicload puts 420,000 tracks online within the space of a good 12 months.

The Net dances to their tune: Patrick Mushatsi-Kareba, Christoph Bornefeld-Ettmann, Antje Kling, Arno Müller, Susanne Peter, Matthias Bökle, Ralf Eberherr and Daniela Bartels (from left to right) make up the team managing the company's music offering "Musicload—powered by T-Online".

Video on demand lets customers download movies to their living rooms via—convenient, around-the-clock—T-DSL broadband access.

Musicload dubbed one of the German market leaders.
Musicload caught on and thrived thanks to the quality it offers, a secure, simple design, a superior payment system, and a range that covers all the bases. After establishing itself as one of Germany's top music portals, Musicload even achieved market leadership for the month of September 2004, according to Media Control on the occasion of Germany's biggest music trade show, Berlin-based Popkomm. With a share of 55 percent, T-Online's music portal was listed by the organization as heading up the "Top 20 Download Charts." Musicload also numbers among the biggest providers in its segment throughout Europe. This represents a resounding triumph—not only because of the blow dealt to the freebie culture, but also because these results were achieved in an extremely sensitive business: digital, Web-based music.

Musicload sets standards in the music industry.
For the recording industry, the Internet has ushered in a new sales channel in recent years. T-Online was quick to spot this fledgling growth market and position itself at the ready. Its clear strategy in developing Musicload can be described as "fairness twice over." On the one hand, fairness toward customers who have a right to expect that legal music downloads deliver excellent quality at a fair price; on the other, fairness toward the music industry which has found in T-Online its strong partner when it comes to Web-based music distribution.

Musicload's music library includes the ranges of the major labels BMG-Sony, Warner, EMI and Universal as well as Edel and Kontor. But in the course of the past year, deals were also sealed with a number of small independents—for instance, an umbrella agreement with the German Association of Independent Labels, Publishers and Producers (VUT), which represents 900 small and medium-size members. Musicload welcomed the independent label Four Musik—hit factory for the German band Die Fantastischen Vier—in November 2004.

Additional marketing potential may also be harnessed. Since October 2004, Musicload has had sole responsibility for marketing music online within the Deutsche Telekom Group's business-to-consumer and business-to-business segments. So the Musicload success story can continue in the realm of business customers, too.

T-Online Vision: Hollywood at home.
T-Online Vision, T-Online's entertainment program for the small screen, has also garnered an excellent response. Video

on demand is the main innovation offered by this entertainment service, allowing customers to screen movies in their living rooms—any time, no hassle—via T-DSL broadband.

During the 2004 business year, T-Online Vision grew from a young hopeful into an industry powerhouse. Development in the movie download sector is showing a similar trend to that of the music industry. Consumers no longer have to make the trip to the video store to rent or buy movies—now, they simply snag them online whenever the spirit moves them. The vastly enhanced convenience and quality delivered by broadband Internet access is what makes this possible. With T-Online Vision, T-Online is the biggest player in this growth market. As the Deutschland Online 2 study has now shown, customers put transmission quality and speed first. T-Online Vision streams the digital titles in its library, transferring them to users' end devices continuously, available for immediate viewing. The technology is driven by processes developed in-house at T-Online—patents pending.

Top cooperation for a tremendous range: T-Online the only German provider offering Hollywood blockbusters. Currently, some 180 feature films are permanently available from T-Online Vision's regularly updated library of movies with a price tag of between EUR 0.99 and EUR 4.00. Included are numerous top titles such as "Lost in Translation" and "The Mummy". Agreements with the most important production companies in Hollywood—for instance, DreamWorks, MGM, Universal and Twentieth Century Fox—ensure that new hits are constantly added to the lineup. In addition, content from the popular, documentary-based Discovery Channel became available to T-Online Vision customers starting in November 2004. For customers, a purchase does not mean acquiring an individual film for keeps, but rather a 24-hour license to watch it. Within this timeframe, they can watch a movie as many times as they like—with as many breaks as they need. For payment, they can choose to be invoiced on their Deutsche Telekom telephone bill or opt for the tried-and-trusted MicroMoney system.

Offerings from T-Online Vision can be screened in three different ways. The standard variant requires nothing more than a home computer running a current version of the Windows Media Player and hooked up to the Internet via T-DSL and a T-Online dsl-tariff. The second option, "Living room platforms," involves computers with the Microsoft Windows XP Media Center operating system; and thirdly—the most convenient option for the digital home cinema—a media receiver that is T-Online Vision-ready. These media receivers are as easy to use as a DVD player, though they run sophisticated software and include a DSL modem. With this class of equipment, on-demand videos can be viewed directly on users' existing TV sets. Some of the systems also offer familiar Internet functions such as access to Web pages and Web mail. Much of the content on T-Online's portals—news, for example—can be accessed in specially designed formats. Thanks to innovative technologies, T-Online's editorial staff is able to adapt content to these new end devices quickly and efficiently.

New hardware partners for media receivers.
T-Online unveiled the ACTIVY Media Center at CeBIT 2004 together with Fujitsu-Siemens. This high-end media receiver, which can play back all standard media formats, comprises a hard-drive-based digital video recorder as well as a DVD player/burner. T-Online Vision gained two additional hardware partners in October/November 2004: Handan and Samsung. These partners' T-Online Vision-ready media receivers



Entertainment for all: Video on demand brings a wide range of films to home TV sets everywhere. And that spells fun for all the family, young and old.

Digital Rights Management.
At T-Online, digital entertainment means giving customers access to top Hollywood films and the hottest music tracks at the touch of a button, downloaded to personal computers, living-room set-ups or mobile devices in top quality and in quick, uncomplicated fashion. Our media partners have a right to expect T-Online to safeguard their valuable content in such a way that unauthorized use or reproduction are impossible. Thanks to its innovative technologies and processes, T-Online has an excellent reputation among all partners when it comes to performance and security. The technology's superior flexibility has made it possible to offer customers exactly the range they want, including various usage models such as 24-hour licenses and monthly subscriptions.

cover the middle segment of the market. In 2005, Fujitsu-Siemens will launch two updated versions of the ACTIVY Media Center. This will mean that all hardware classes, from the starter option to the highest-end model, will be available on the market.

Thus, during the year under review T-Online Vision made the leap from pioneering project to highly attractive entertainment product. In addition to expanding cooperation agreements with Hollywood studios and constantly increasing the range of movies, T-Online optimized design and user navigation. Picture and sound quality were improved to such an extent that streamed movies now have near-DVD quality, while downloads offer 100-percent DVD quality. Teamwork with the aforementioned hardware partners has opened the door into customers' living rooms for T-Online Vision.

Interview with **Burkhard Graßmann**
Chief Media Officer at T-Online

T-Online launched Musicload in 2003. How did the digital music service do in 2004? Musicload wasted no time last year in becoming one of Germany's top music portals. In September Media Control went so far as to dub the service the "Top 20 Download Charts" market leader; in December we recorded 1.4 million downloads. So we can say that Musicload enjoyed a highly gratifying 2004, and we are convinced that this success story will continue in 2005.

In addition to its music offerings, T-Online markets video on demand via the Web platform. Is there just as much success there? 2004 was very satisfying for T-Online in this arena. The launch of T-Online Vision on TV has given us a medium for bringing our entertainment content to customers' TV sets, too—and thus direct access to their living rooms. What's more, T-Online again considerably expanded its film library. We currently offer around 180 movies at any given time, and the range is updated regularly. Included are hot items from the big Hollywood studios with which T-Online works closely in this area.

Where do you see additional potential in digital entertainment? What kind of content is also well suited to the Internet as platform? As the high user numbers at our special Games portal clearly show, this segment is another rich field for mining. Thanks to Games on Demand, T-Online is already extremely well positioned for this uptrend. We will be expanding our range here in the future, too, and adding further attractive content.



"Musicload wasted no time last year in becoming one of Germany's top music portals."

Growth market of the decade: Online music and videos. Fast, more secure and easy, Web-based audio and video is one of the most important growth markets of the next few years. Studies such as Deutschland Online 2 prove it: 91 percent of experts surveyed describe the entertainment segment as between important and very important for broadband Internet up to the year 2010, particularly in the areas of online music, videos and movies.

T-Online recognized the potential of this mass market and secured its footing very early on. Broadband technology makes digital entertainment markets accessible to millions of customers. The year 2004 and the progress made in expanding its Musicload and video on demand business have shown that T-Online actively shapes this success story—and will continue to do so down the line.

Streaming.
Customer acceptance of streamed video is only possible when the picture quality of offerings is comparable with that of media carriers such as video cassettes. Innovation technologies have allowed T-Online not only to mastermind digital media management of rights and metadata, but also to develop a process for delivering films via DSL in best-yet quality. Near-DVD quality is now possible given sufficient bandwidth.

"Technology expertise is the key to T-Online's marketing success."

Interview with **Andreas Kindt**
Chief Technology Officer at T-Online



How can T-Online position itself as the technology leader in its sector? Where does the customer see the difference? T-Online is setting technology standards in the development and provision of products and services, as well as Internet access. We offer high-quality innovations that are easy to use as well as meeting the needs of customers and the marketplace. Thanks to the modern architecture within the T-Online media management and deployment of standards, our company is extremely efficient, which means new products make their way to consumers fast. Today's T-Online customers can watch films as streaming video with superior picture quality and surround sound any time they want, at the mere push of a button.

With Musicload and video on demand, T-Online collaborates with numerous film studios and music labels. How important to these relationships is technology proficiency? Here, too, technology expertise is the key to marketing success. On the one hand, T-Online must have a sophisticated rights management system in place in order to safeguard its business partners' intellectual property. On the other, to distinguish ourselves from the competition, our technology must have the flexibility to plug in constantly updated content, such as newly released films and music, in keeping with the fast pace of the market.

What future technology innovations do you consider decisive for T-Online? Our customer base is growing and so is the magnitude of our offerings—take, for example, the area of home entertainment. Thus, the first order of business is to expand our technology capabilities to ensure that we can sustainably accommodate the ever-increasing scale of the environment. At the same time, the so-called "triple play" approach, or combining of access, communication and entertainment services, is opening up a host of new opportunities. We intend to exploit these opportunities by fine-tuning existing applications and developing new ones in a way that allows customers to profit from new, easy-to-use products and services. Customers have to see a benefit for themselves in bundling these services. Such as with video telephony over TV.

Subsidaries and associates.

The Scout24 Group.
The success of online marketplaces over the last few years is impressive. Offering everything from products and services to ideas and contacts, they make it possible, thanks to the Internet, to comparison shop hundreds of thousands of items and narrow down the choices quickly. Up-to-the-minute selections and widespread use of multimedia content (pictures, audio and video) in product presentations are additional decisive advantages.

T-Online's purchase of the Scout24 Group in 2003 added to its portfolio one of the most successful and well-known brands among German-language online marketplaces with substantial growth potential. Of key importance to T-Online is that the popular marketplaces of the Scout24 Group represent another step in realizing the synergy potential of a business model that combines access and non-access offerings. High-quality content makes access more attractive, while a broad customer base in access bodes well for higher usage of content and makes viable the introduction of profitable multimedia concepts on the portals.

The marketplaces of Scout24 are specialized, brand name portals. According to a household panel survey conducted by ICON in August 2004, AutoScout24 enjoys 74 percent aided brand awareness in its respective target group, which makes it the most well-known used car portal in Germany.

In 2004, developments at all six Scout24 marketplaces on the German market—auto, real estate, jobs, finance, travel and dating—were shaped by their integration into T-Online's broadband strategy. A faster Internet means new and easier browsing opportunities for users. The high name recognition and popularity of the Scout24 brands was further boosted in the year under review thanks to an umbrella brand campaign for Scout24 and a TV campaign for AutoScout24. The Internet magazine Tomorrow cited the online marketplaces three times for their ease of use, which is one of the most important factors in long-term success and customer acquisition. AutoScout24, the matchmaking portal FriendScout24 and the online real estate marketplace ImmobilienScout24 were each rated number one in their respective categories.


SCOUT24

click, over

one million cars.



Speed the Scout24 way: Scout24's online marketplaces provide a rapid overview of what's happening on the Web. Scout staff and Scout management, such as Scout24 CFO Daniel Seibert, want to make it as easy for customers as the Scout motto suggests: "Wer scoutet, der findet" (If you scout it, you'll find it).

International subsidiaries and associates.
The broadband trend is taking hold throughout the European Internet industry, and T-Online is staking its claim in Europe's key markets. In France, T-Online subsidiary Club Internet launched three new product innovations in the 2004 fiscal year. The introduction of voice over IP in November 2004 empowers Club Internet customers to make telephone calls via the Internet. An ATA box, or analog terminal adapter, ensures that they can use their standard telephones as usual. Other than the fee for Internet access, local and long distance voice over IP calls placed within France using the land-line network cost Club Internet customers nothing. Free add-ons such as voicemail, automatic redial and conferencing options are the icing on the cake.


Club Internet
L'internet puissance Vous
Internet

Club Internet also scored wins in the entertainment arena by adding the Ciné FX, Ciné Polar and Action movie channels to its lineup. With these additions, Club Internet TV now offers users a choice of 22 channels, covering everything from news, sports and music to children's programming and documentaries.

In the area of Internet access, Club Internet increased the bandwidth available to customers, offering download speeds of up to 8 megabits per second and thereby propelling the high-speed revolution even further. The large-scale expansion of broadband access thus remains a top priority at Club Internet. The combination of fast Internet access powered by broadband, digital multimedia entertainment services and voice over IP also represents the foundation of Club Internet's successful marketing strategy. Offering numerous packages and bundles involving the three services means that Club Internet is reaching a wide range of customers and securing a solid position in the competitive arena.

T-Online also substantially increased its presence on the Spanish broadband market in the 2004 fiscal year, thanks to subsidiary ya.com. Innovative, cost-effective fee structures for DSL service, such as an evening, weekend and holiday flat rate, have secured ya.com numerous opportunities to successfully market its products and services and win loyal customers in the access segment.


ya.com

In the portal segment, ya.com added to its already high-performing e-commerce activities with the launch of the shopping platform "Supersport," which sells sporting goods from ya.com partner Supersport. Other e-commerce portals successfully operated by ya.com are the travel site viajar.com, tienda PC for electronics, supermotor.com in the auto segment and the music and video superstore DiscoWeb.

The financial performance of Club Internet and ya.com was extremely positive in the 2004 fiscal year: Business at T-Online's French and Spanish subsidiaries was gratifying and, in light of the considerable strategic significance of the French and Spanish markets in Europe, T-Online announced its intention in November 2004 to substantially strengthen the position of Club Internet and ya.com vis-à-vis their competitors. The goal is to become one of the top three Internet service providers in France and Spain over the medium term and thereby profit from the consistent growth of these countries' respective Internet markets.



Entertaining: Advertisement by French T-Online subsidiary Club Internet for its Internet telephony offering launched onto the French market in November 2004.

"With Club Internet and ya.com, T-Online aims to position itself among the top three providers in France and Spain, respectively, over the medium term."

Interview with **Jens Becker**
Chief Financial Officer at T-Online



At the beginning of the 2004 fiscal year, T-Online acquired the Scout24 Group. What are the goals? With the Scout24 Group, T-Online has acquired a well-established brand in online classifieds with which to profit from this growing market. By bringing the individual marketplaces closer to T-Online's broad customer base, the response among users to offerings such as AutoScout24 is even more positive. In this regard, the individual strengths of our two companies complement one another perfectly.

The advertising market experienced a slight recovery in 2004. With InteractiveMedia, another T-Online subsidiary, the company has established a presence in the online advertising segment. Was business in this area also positive? The online advertising market continued on its course of very solid growth this last fiscal year and once again outperformed the traditional media. That makes online advertising the only advertising channel to demonstrate consistently positive growth over the past few years. T-Online subsidiary InteractiveMedia succeeded in solidifying its position as one of the top online marketers. During the European Soccer Championships and Olympics, in particular, many of the advertising slots for the T-Online portal were booked. Rich media formats, which contain audiovisual elements, are becoming increasingly popular among advertising clients.

T-Online has established itself elsewhere in Europe with Club Internet in France and ya.com in Spain. What was the bottom line for these companies in 2004? T-Online's international subsidiaries performed extremely well in the 2004 fiscal year, meeting their goal of profitability on an EBITDA basis. With the Club Internet and ya.com subsidiaries, T-Online aims to position itself among the top three providers in France and Spain, respectively, over the medium term.

Interactive Media.

Interactive Media, a wholly owned subsidiary of T-Online since the beginning of 2003, is ranked among the top online marketing organizations in Europe. Online advertising, e-commerce, e-mail and mobile marketing are the company's key activities. In 2004, it continued to hold its own in the market.

Today, Interactive Media occupies a unique market position as a pioneer in marketing the Internet as a medium in its own right. Joint research projects with T-Online, Plan.Net and Enigma GfK on determining the return on investment for cross-media campaigns contributed to this status in 2004. The Internet is not regarded as a mere "extension" of existing media such as TV and print. Separate, clear-cut marketing strategies are required.

Adherence to a well-defined path has borne fruit: Numerous brand name merchandisers value Interactive Media's approach to Internet marketing. In 2004, integrated custom online advertising strategies for Masterfoods, Opel, Nivea, Postbank, Sony, Hewlett-Packard, Nintendo and the private bank Sal. Oppenheim delivered powerful proof positive.

The role of Interactive Media as Germany's leading online marketing company has been reinforced, a fact confirmed by well-known independent online research group AGOF: As is the case with T-Online among Web sites, Interactive Media is the undisputed champion among online marketers when it comes to reach.



Growth segment of online advertising: Staff at T-Online subsidiary Interactive Media such as Irina Abdi (pictured) take care of marketing advertising space in the online market.

Other subsidiaries and associates.

Bild.T-Online AG & Co KG also successfully defended its place on the German Internet in 2004. According to rankings released in December 2004 by the IVW measurement standards, bild.t-online.de, a joint venture between T-Online and Axel Springer AG, was among the leading portals in the information/news category, a clear indication that its creators have succeeded in turning the Internet into a "Volks medium." The joint portal, in which T-Online International AG holds a 37-percent stake, turned a profit in 2004. Notably driving this success was the "Volks concept," which reinforced Bild.T-Online's position as one of the leading German-language cross-media general interest portals in the year under review. The assortment of select brand name products such as computers and household appliances sold both online and offline as "Volks products" in cooperation with business partners was systematically widened in 2004.

Atrada Trading Network AG, a wholly owned subsidiary of T-Online International AG since 2001, systematically pursues effective new concepts in the business-to-consumer (B2C) and business-to-business (B2B) arenas. The marketplaces developed by Atrada—of which T-Online's successful musicload.de is one—stand out for their superior user-friendliness and deployment of state-of-the-art technology for online trade. Atrada builds solid, secure, future-driven online marketplaces that are also easy to use. In 2004, Atrada's business solutions segment was successfully expanded.

The online bookstore buecher.de was yet another profitable holding for T-Online in 2004. The growth course chosen was further pursued in the year under review, and not without success. The portal was relaunched and is now even faster and easier to use than before. Special features of great benefit to readers, such as reviews and powerful search functions, complete the comprehensive offering.

Financial report.

On track.

T-Online has once again had an outstandingly successful year. We have significantly increased EBITDA, operating profit and group net income. Much of this is due to the strong performance of product innovations, for example, in T-Online Vision, Musicload as well as from the newly acquired Scout24 Group. For the full success story, read on.

T-Online's Shares.

Performance.

Stock market developments in 2004 were shaped by a good many uncertainties and geopolitical instabilities, including fear of terrorist attacks, the health of the economy, and trends in oil prices and the US dollar. As a result, most investors had to put up with somewhat sluggish stock price performance. The indices spent most of the year drifting sideways, though the markets regained some upward momentum toward the year-end. The majority of stock market players have positive expectations for 2005.

The majority of technology and growth stocks declined slightly in value during 2004. The TecDAX, for example—of which T-Online's stock is a component—was a slight 3 percent down over the year. Despite very good operating figures, T-Online's stock was unable to break free of the general market trend and was likewise down compared with the prior year.

T-Online received numerous 'buy' recommendations from international investment banks throughout the reporting year. These and institutional investors' assessments of T-Online show that the capital markets are willing to place their trust in T-Online International AG notwithstanding the stock price trend.

In the first quarter of 2004, T-Online stock initially held up above EUR 10.00 and reached its all-year high of EUR 11.41 on January 21, 2004. Following the terrorist attacks in Madrid on March 11, 2004, T-Online stock shed almost 28 percent of its value compared with the year's highpoint and closed trading at EUR 8.99. The TecDAX also lost more than 20 points to end at 590, below its first-quarter average. The index had kept above the 600 mark since mid-January.

The TecDAX index started out the second quarter on an upward trend. Its second-quarter record of 618.74 points was reached on April 5, 2004. The same day saw the T-Online stock price chalk up its own second-quarter maximum of EUR 10.23 under heavy trading in which over three million shares changed hands. The TecDAX proved unable to hold the high ground and began to slide. Reasons for this turn of events included the high price of crude, fear of terrorist attacks and the poor outlook on the German labor market. T-Online's stock was unable to break the general mood of insecurity and showed similar volatility to the TecDAX.

Financial analysts' attention in the third quarter of 2004 focused on the publication of T-Online International AG's second-quarter results. T-Online had once again raised its key financial indicators (Group net income, EBITDA and operating earnings). T-Online's stock price jumped some 1.8 percent after publication of the half-year figures. Profit taking the following day then pushed T-Online stock down to EUR 7.51, its lowest point in the third quarter of 2004. It soon recovered thereafter, leveling out around and for the most part above EUR 8.00. The average price of T-Online shares in the third quarter was EUR 8.76.

Early in the fourth quarter, on October 9, 2004, Deutsche Telekom AG offered to enter into merger negotiations with T-Online International AG. Deutsche Telekom AG also announced on the same day that it had decided to make T-Online International AG stockholders an offer to acquire shares in T-Online International AG at an offer price of EUR 8.99 per share. On October 10, the T-Online International AG Supervisory Board approved the commencement of negotiations for a possible merger. The first day of trading after the announcement saw almost 41 million T-Online shares change hands—the heaviest day's trading since the Company's admission to the stock exchange on April 17, 2000. From the day of the announcement onward, T-Online's stock price held steady above Deutsche Telekom AG's offer price of EUR 8.99 per share. At its fourth-quarter peak the stock rose to nearly EUR 10.00. Publication in early December of the Supervisory Board's opinion on the voluntary public purchase offer submitted by Deutsche Telekom AG to the T-Online shareholders again prompted heavy trading with some 12.5 million shares exchanging owners.

T-Online's stock closed on December 30 at a fourth-quarter high of EUR 9.84 with 1.3 million shares traded.

T-Online versus TecDAX 2004



120
110
100
90
80
70
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
T-Online (Xetra)
TecDAX

T-Online versus peers



150
120
90
60
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
T-Online (Xetra)
United Internet
Freenet
Tiscali

Stock profile.

Name:	T-Online International AG
ISIN:	DE0005557706
WKN:	555770
Code:	TOI
Industry:	Software
Industry Group:	Internet
Indices:	
- TecDAX	
- Midcap Market	
- Prime All Share	
- Technology All Share	
- CDAX	
- HDAX	
Capital stock (€):	1,223,890,578.00
Capital stock (shares):	1,223,890,578

Key data.

Xetra closing price January 2, 2004:	EUR 10.63
Xetra closing price December 30, 2004:	EUR 9.84
2004 high:	EUR 11.50 (January 20)
2004 low:	EUR 7.53 (August 12)
Market capitalization January 2, 2004:	EUR 13.0 billion
Market capitalization December 30, 2004:	EUR 12.0 billion
Total volume of T-Online stock traded on all exchanges (shares):	560,400,308
Average daily trading volume (shares):	2,180,546
Cash flow per share 2003:	EUR 0.37
Cash flow per share 2004:	EUR 0.34
Earnings per share 2003:	EUR -0.03
Earnings per share 2004:	EUR 0.26

Investor profile.

As of December 31, 2004, T-Online International AG's capital stock consisted of 1,223,890,578 registered no-par-value shares. The increase of 5,879 compared with year-end 2003 is accounted for by new shares issued under the contingent capital increase (2001 Stock Option Plan) authorized by resolution of the T-Online International AG Shareholders' Meeting on May 30, 2001.

Pattern of share ownership


20.38%
73.93%
5.69%
Deutsche Telekom 904,853,879
Lagardère 69,633,116
Free float 249,403,583

Investor relations.

The year under review once again showed that foreign capital market participants and particularly institutional investors from the USA had confidence in the combined business model strategy and the earning power of T-Online International AG, and thus invested in the Company. T-Online's management attended over 200 individual and group meetings with investors and analysts at a total of eight roadshows in Germany, elsewhere in Europe and in North America. These meetings centered on the corporate strategy, the positive performance of the business, product innovations such as T-Online Vision and Musicload, and the acquisition of the Scout24 Group.

At CeBIT, Hanover, in March 2004, institutional investors and analysts attending a T-Online investors' day were able to gain a first-hand impression of the T-Online experience (T-Online Vision, desktop video on demand, private WLAN, online gaming consoles and Musicload). Numerous shareholders also used the occasion to learn all about the T-Online product portfolio at the Company's CeBIT show booth and to test a selection of products for themselves. Visitors also had the opportunity for face-to-face dialog with management.

T-Online International AG presented its capabilities as an innovative value-sustaining business to a broad professional audience including potential investors at three internationally attended investor conferences.

The Shareholders' Meeting and the press and analysts' conferences held after publication of the Company's quarterly reports were made available as live and downloadable audio webcasts on the T-Online Web site. T-Online shareholders and all others interested thus had access to full and timely information on the business performance of T-Online International AG. All T-Online financial and press releases are available online in English and German in the Investor Relations and Press sections of the corporate portal, www.t-online.net. The portal also features an e-mail service for quarterly and annual reports. Users who register are automatically sent the latest reports as they come out. This service has proved especially popular among private investors.

At a stockholders' forum and a fair for private investors, T-Online International AG underlined its approval of the requirements of the German Corporate Governance Code and demonstrated its commitment to engaging in active and transparent corporate communication to all market participants and to providing opportunities for direct individual dialog with the Company.

Group Management Report 2004.

Overview.

The T-Online Group asserted its strong market position in 2004 despite an increasingly harsh competitive environment. This is borne out by the main performance indicators:

Millions of €	2003	2004	Change 2003/04	in %
Net revenues*	1,840.2	2,011.8	171.6	9.3
EBITDA*	317.7	472.3	154.6	48.7
EBITDA including nonrecurring items	344.3	466.6	122.3	35.5
Earnings (loss) before taxes*	(3.6)	490.5	494.1	n.a.
Group net income (loss)*	(145.7)	317.0	462.7	n.a.
Group net income (loss), including nonrecurring items	(37.7)	300.4	338.1	n.a.
Earnings per share (€)*	(0.12)	0.26	0.38	n.a.
Registered customers at year end (millions)	13.13	13.50	0.37	2.8%

*Adjusted for material nonrecurring items in 2003 and 2004. Detailed information on material nonrecurring items is given in the table on page 66.

The main driving force in T-Online International AG's successful growth story was resolute development and exploitation of the broadband market. The Company exceeded the goal it had set itself at the beginning of the year of signing up at least 50 percent of all new T-DSL customers. T-Online forged ahead with its broadband strategy and secured some 1.2 million new DSL tariff customers Group-wide—double the previous year's increase of 0.6 million.

Much of this growth was due to a series of limited special offers—such as the 'drei mal null Euro' ('three times zero') campaign—staged by T-Online International AG to make signing up for broadband Internet even more attractive to users in Germany.

As a result of this continued growth in the customer base, Group revenues increased by EUR 171.6 million or 9.3 percent, from EUR 1,840.2 million in 2003 to EUR 2,011.8 million in 2004 (prior-year revenues are restated to exclude t-info, sold in the second quarter of 2003, while the 2004 accounts include pro rata figures for the Scout24 Group acquired during the year under review).

Group earnings before interest, taxes, depreciation and amortization (EBITDA) climbed from EUR 317.7 million to EUR 472.3 million—an increase of 48.7 percent compared with the prior year. Despite revenue foregone in the broadband promotion campaign, group EBITDA set a new record, as did earnings before taxes* at EUR 490.5 million (prior year: negative EUR 3.6 million) and Group net income* at EUR 317.0 million (prior year: negative EUR 145.7 million)

*Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 66.

(earnings before taxes and Group net income are affected by the early application of IFRS 3, under which goodwill is no longer amortized; goodwill amortization in 2003 was EUR 353.9 million). Earnings per share for the reporting year were EUR 0.26 (prior year: negative EUR 0.12). Factoring out goodwill amortization, Group net income in 2003 was EUR 208.2 million. The gross margin—revenues less goods and services purchased—increased from 59.3 percent in 2003 to 65.8 percent in 2004.

Ongoing development of the combined business model through expansion of broadband tariff and content offerings and improvements in service quality once again secured T-Online's success in the 2004 financial year.

On October 9, 2004, Deutsche Telekom AG announced its intention to merge T-Online International AG into Deutsche Telekom AG and invited T-Online International AG to enter into merger negotiations. On October 10, 2004, the T-Online International AG Supervisory Board authorized the Board of Management to commence negotiations.

The Boards of Management of Deutsche Telekom AG and T-Online International AG subsequently negotiated an agreement in principle on the merger. This agreement was unanimously approved by the T-Online International AG Supervisory Board on November 8, 2004 and signed by the Board of Management on the same day. T-Online International AG published the agreement's main points in an ad-hoc announcement on November 8, 2004.

On November 26, 2004, Deutsche Telekom published a voluntary offer to purchase all T-Online shares at a purchase price of EUR 8.99 per share. On December 3, 2004, the Board of Management of T-Online International AG responded with an opinion in accordance with Sec. 27 (1) of the German Securities Acquisition and Takeover Act (WpÜG). For reasons it stated in the opinion, the T-Online Board of Management did not consider itself then able to recommend acceptance or non-acceptance of the offer by T-Online shareholders. On December 7, 2004, the Supervisory Board of T-Online International AG endorsed the Board of Management's reasoned opinion of December 3, 2004.

On the basis of the agreement in principle of November 8, 2004 between Deutsche Telekom AG and T-Online International AG, valuations of Deutsche Telekom AG and T-Online International AG and negotiations for a merger agreement are currently in progress.

1. Economic environment.

Global economic recovery.
The global economy continued its recovery through 2004, with all of the world's major economic regions contributing to the growth trend. Economic output in the United States grew by 4.4 percent. Japan's GDP increased by 4.2 percent. The upturn in Japan and the USA was largely driven by a positive trend in domestic demand.

The economy was slower to pick up in western Europe and especially so in the European Monetary Union. Economic growth in the euro zone was 2.0 percent. The positive global economic climate acted in favor of a recovery, but the upward trend was held back by price hikes on raw material markets. The sharp rise in the oil price in particular braked the economic recovery.[1]

The US dollar reappreciated from the beginning of 2004. Starting in the Fall, however, the euro embarked on an upward trend and the dollar weakened.[2] The average rate of inflation in Germany during 2004 was 1.6 percent.[3]

German slowdown over.
German GDP grew by 1.8 percent in real terms, with most of the increase due to a rise in exports. The strong boost in exports did not feed through to increased capital spending by industry. Nor did private consumption pick up speed, with the result that domestic demand made no contribution to the economic recovery.

[1] German Council of Economic Experts, Annual Report 2004/2005 [2] Financial Times Deutschland, Long-term sideways trend expected for euro
[3] German Federal Statistical Office

Although the German economy managed to climb out of the trough in 2004, this did not ease the situation on the labor market. The public sector also failed to reduce its budget deficit in 2004 despite a slight rise in the tax take.[1]

The trend in the Internet sector.[2]

The Internet sector held to an unbroken positive growth trend despite the difficult general economic climate. The demand for Internet use is growing constantly in western Europe, while there is a noticeable increase in competition among providers.

Jupiter Research estimates that the number of Internet users in western Europe (home, work and other users) increased from 163 million in 2003 to over 177 million in 2004. This represents growth of approximately 9 percent and means that some 45 percent of the western European population is now online.

Broadband is the clear growth driver. As a share of all households, the proportion of households in western Europe with broadband Internet access increased from 13 percent in 2003 to 19 percent in 2004. Broadband thus now accounts for some 38 percent of domestic Internet access.

The intensity and quality of Internet use continue to increase due to strong growth in the proportion of users with broadband access. This allows and promotes the use of on-demand entertainment services such as movies, music and online games. In addition, a growing number of Internet surfers increasingly use the Web for transactions in e-commerce and related sectors. In 2004, some 49 percent of western European Internet users accepted the Web as a shopping platform—an increase of over 20 percent compared with 2003.

The chart below shows the trend in Internet households in various countries of western Europe.

Internet households 2003-2004



Internet households as a percentage of all households in %
Switzerland
Austria
Germany
France
Spain
Portugal
Western Europe
USA
2003
2004
55%
58%
54%
57%
49%
53%
36%
42%
34%
40%
33%
39%
45%
50%
66%
69%
0%
10%
20%
30%
40%
50%
60%
70%
80%
Quelle: Jupiter Research
Narrowband
Broadband

[1] German Council of Economic Experts, Annual Report 2004/2005 [2] Jupiter Research

More than 50 percent of households use the Internet in Switzerland, Austria and Germany. These three are above the western European average. From the European perspective, Germany is one of the most important online markets. In addition to its presence on the German market, T-Online is represented by its European subsidiaries in France, Spain, Portugal, Austria and Switzerland.

The percentage of online households is lower in France and Spain compared with the markets just mentioned, though high growth rates—above all in broadband access—bear out the huge momentum and potential of the markets in these countries. Penetration rates in further developed online markets such as the USA show the potential and the direction the trend will take in western Europe.

T-Online's international operations accounted for approximately 11.4 percent of its total revenues in 2004, and T-Online's main focus over the year under review was on the German market. We will therefore refrain from describing sector trends in other countries at this point, preferring to report on these markets as soon as T-Online's foreign subsidiaries move into any of the top three slots there. As part of its organic growth strategy, T-Online plans to boost its market share in France and Spain to 15-20 percent in the medium term, thereby positioning itself among the top three providers in each respective national market.

The T-Online business model.

T-Online's access business supplies private customers and small and midsize firms with high-quality Internet access at competitive prices.

Broadband access products account for an increasing share of this business, and the emphasis in customer recruitment is very definitely on quality before quantity. Besides Internet access in its own right, T-Online also offers a full suite of additional (non-access) services including e-mail, online banking, instant messaging, calendar/address book, web hosting, online communities and international roaming access.

The heart of T-Online's business strategy is the combined business model. The strategy forges synergies between access and non-access business to realize potential sales while reaping economies of scale and efficiency gains.

Under T-Online's combined business model, existing (access) customers are offered access products in combination with portal-based content and services. Access and non-access merge into an integrated package. Such combined offerings benefit both operating areas:

The access business profits from non-access services that boost customer loyalty (e-mail, instant messaging, hosting, etc.) and—with products like video on demand and downloadable music—create cross-selling and customer recruitment opportunities.

The non-access business leverages the strong access position by feeding access traffic through to attractive portal offerings and tapping into that traffic to generate added sales.

The revenue streams generated with customers are divided into subscription fees and usage fees. Additional revenue comes from online advertising and the B2B segment. T-Online's long-term objective here is to increase revenues from the subscription fees category and hence the share of less volatile revenues in the total. The diverse options for combining a variety of access and non-access products to create an attractive overall package play an increasingly important part in this process. In the long run, T-Online anticipates a clear take-up scenario in the broadband market, with customers using an attractive 'triple-play' product package made up of fast Internet access, high-quality communications services and on-demand entertainment. T-Online will add triple-play offerings to its business model in due course.

2. Business trends in the Group and segments.

T-Online divides its presentation of Group performance geographically into two segments: Germany (primarily T-Online International AG) and Rest of Europe (subsidiaries outside Germany). The following centers on the Germany segment as T-Online International AG represents almost 90 percent of the T-Online Group in terms of the main indicators.

Revenue development.

T-Online generated total revenues Group-wide of EUR 2,011.8 million in the 2004 financial year—an increase of EUR 171.6 million or 9.3 percent compared with 2003 (prior-year revenues are restated to exclude t-info, sold in the second quarter of 2003, while the 2004 accounts include pro rata figures for the Scout24 Group acquired during the year under review).

The chart shows the trend in Group revenues since 2000:

Group revenues in millions of €*



2,000
1,500
1,000
500
0
797.2
1,139.9
1,568.1
1,840.2
2,011.8
2000
2001
2002
2003
2004

Figures for 2000-2001 in accordance with German commercial law (HGB) and for 2002-2004 in accordance with IFRS

* *Adjusted for material nonrecurring items in 2003*

Revenue growth in the **Germany segment** was EUR 122.3 million or 7.3 percent. T-Online further expanded its DSL customer base and hence revenues largely by pressing ahead with development of the broadband DSL market. The slight reduction in revenue growth compared with the prior year is partly due to refunds under T-Online's broadband promotion campaign. This was part of a joint T-Online and T-Com promotion drive launched in the first quarter of 2004 to further boost adoption of broadband technology in Germany and the use of multimedia online content. In a series of limited special offers, new DSL customers paid no basic charges on various DSL tariffs for one or two months. In its 'drei mal Null Euro' ('three times zero') and Christmas campaigns, T-Online even refunded the T-DSL setup fee for all new customers signing from August to September and from mid-November to December.

Revenues in the **Rest of Europe segment** increased by 34.9 percent compared with the prior year. This reflected the continued growth in the broadband customer base and revenue stimulus from the Scout24 Group companies. The **Rest of Europe segment** increased its share of Group revenues from 9.3 to 11.4 percent.

The table below presents Group revenues by segment:

Millions of €	2003*	2004	Change 2003/04	in %
Germany segment	**1,672.0**	**1,794.3**	**122.3**	**7.3**
Subscription fees	884.6	1,001.0	116.4	13.2
Usage fees	576.2	556.0	(20.2)	(3.5)
Advertising/B2B	211.2	237.3	26.1	12.4
Portal agreement with Deutsche Telekom AG (to 2013)	148.1	148.1	0.0	0.0
Remainder (Germany)	63.1	89.2	26.1	41.4
Rest of Europe segment	**170.6**	**230.1**	**59.5**	**34.9**
Subscription fees	127.0	161.9	34.3	26.8
Usage fees	29.0	33.2	4.2	14.6
Advertising/B2B	14.0	35.0	21.0	149.3
Consolidation	(2.4)	(12.6)	(10.2)	n.a.
Group	**1,840.2**	**2,011.8**	**171.6**	**9.3**
Subscription fees	1,011.6	1,162.9	151.3	14.9
Usage fees	606.0	588.5	(17.5)	(2.9)
Advertising/B2B	222.6	260.4	37.8	17.0
Portal agreement	148.1	148.1	0.0	0.0
Remainder	74.5	112.3	37.8	50.8

* Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 66.

T-Online has changed its revenue presentation during the 2004 financial year to further enhance transparency in the disclosure of revenue sources. From the first quarter of 2004 onward, T-Online reports subscription, usage and advertising/B2B revenue figures in addition to total revenues, both for the Group as a whole and for the German and Rest of Europe segments. Revenue under the portal agreement with Deutsche Telekom AG, which provides for constant annual payments to the end of its term in 2013, is likewise shown separately for transparency reasons. The new revenue presentation better reflects the Company's financial and strategic objectives: T-Online's long-term goal is to increase revenues from the subscription fees category and hence the absolute share of less volatile revenues in the total by selling integrated products (for example bundling access with content and services) under its combined business model.

Subscription fees increased throughout the Group by a total of EUR 151.3 million or 14.9 percent compared with 2003. This growth is mostly driven by implementation of the broadband strategy, under which T-Online combines high-performance Internet access with innovative content.

Subscription fees in the **Germany segment** grew by EUR 116.4 or 13.2 percent. Most of this gain is due to the very strong growth in the numbers of DSL tariff subscribers. With the increasing diversity of broadband content and the availability of tariffs to match different usage patterns, more and more customers are opting for high-performance DSL access: In the course of 2004, T-Online gained some 1.1 million additional DSL tariff customers, compared with 454,000 in the prior year. T-Online's success in opening up the broadband DSL market is also reflected in the increasing take-up of paid content and services over and above straight Internet access. Alongside pay-per-view and pay-per-use models, T-Online offers numerous subscription services, including premium e-mail, security packages and 'Insider' subscriptions with exclusive or other top-quality content from its theme portals. A particularly strong positive trend was sustained through 2004 in the area of Internet security. T-Online's successful Professional security package gives customers enhanced protection from data loss due to viruses and from excessively high bills due to fraudulent dialer software. Over 700,000 T-Online International AG customers used these services as of the end of 2004, compared with about 300,000 a year earlier.

The continued growth in DSL tariff customers also increased subscription fees in the **Rest of Europe segment** by 26.8 percent compared with the prior year.

Usage fees, on the other hand, were down in 2004 both for the Group as a whole and in the **Germany segment**. This is primarily a migration effect: Tempted by the very attractive broadband tariff portfolio, more and more customers switched from narrowband tariffs—especially the 'eco' tariff—to broadband tariffs. Narrowband tariffs tend to account for a very small share of subscription revenues and a large share of usage revenues. With broadband tariffs, this relationship is reversed. The migration therefore fosters growth in subscription fees. Customers are also tending more toward subscription models when it comes to paid content and services: In-house studies have revealed that pay-per-use models are overwhelmingly preferred by first-time customers and users who seldom make purchases and that Internet users who buy more frequently are more likely to opt for a subscription model. This last finding is corroborated by the Association of German Magazine Publishers (VDZ) in its May 2004 study, "Breitband-Content – Geschäftsmodelle mit Massenmarktpotenzial" (*Broadband Content: Business Models with Mass-Market Potential*).

Advertising/B2B revenues increased Group-wide by EUR 37.8 million or 17.0 percent compared with the prior year. Not including the portal agreement with Deutsche Telekom AG—which provides for constant annual payments to the end of its term in 2013—the year-on-year increase was no less than 50.8 percent. Revenues in the **Germany segment**—not including the portal agreement with Deutsche Telekom—rose by 41.4 percent year on year. In the advertising market, broadband-based rich media formats are increasingly proving their worth. Linking image-building elements with response elements has shown itself to be particularly effective. Top brands such as Masterfoods (M&Ms), Nivea, Postbank, Nintendo, Sony and Opel aim to reap the benefits of Web-based advertising and have signed marketing cooperation agreements with T-Online.

Significant growth in the Advertising/B2B category was also recorded for the **Rest of Europe segment**.

Development of ARPU and customer numbers.
T-Online began disclosing average monthly revenue per user (ARPU) data in the first quarter of 2004.

ARPU further enhances transparency regarding key performance indicators in T-Online's combined business model. Investors, analysts and stockholders can more easily follow the financial performance of T-Online International AG. T-Online presents the figures in the form of blended ARPU on a segmental basis for the Germany and Rest of Europe segments, and also for the Group as a whole.

Paralleling the revenue presentation, T-Online also presents separate subscription ARPU and usage ARPU figures for greater transparency in disclosing key parameters of the combined business model. The computation of usage ARPU is possible because the PAYG ('pay as you go') customer figures separately state the numbers of customers who have dialed in using their T-Online accounts in the last 30 days during the quarter.

ARPU, and particularly subscription ARPU, is a key indicator for T-Online when it comes to measuring the performance of its combined business model as it shows how well the Company is doing at addressing users' entertainment budgets as well as their communications budgets.

The ARPU figures are calculated as follows:

- Blended ARPU is calculated by dividing average monthly subscription and usage revenues in the year by the sum of average DSL tariff customer numbers, average narrowband tariff customer numbers and PAYG < 30 days customers.

- Subscription ARPU is arrived at by dividing average monthly subscription revenues over the year by the sum of average DSL tariff customer numbers and average narrowband tariff customer numbers.

- Usage ARPU is computed by dividing average monthly usage revenues in the year by the sum of average DSL tariff customer numbers, average narrowband tariff customer numbers, and PAYG < 30 days customers.

Detailed information on the computation of ARPU figures is provided on page 83.

The chart below shows the development of T-Online's ARPU figures and the underlying computation parameters:

In €	2003	2004	Change 2003/04	in %
ARPU (Group)				
Blended	14.9	15.6	0.7	4.7
Subscription	10.4	11.4	1.0	9.6
Usage	5.6	5.2	(0.4)	(7.1)

Customer base as of December 31, 2004

Millions	2003	2004	Change 2003/04	in %
Customers with DSL tariffs	2.42	3.59	1.17	47.9
Customers with narrowband tariffs	5.85	5.16	(0.69)	(11.9)
PAYG (usage < 30 days)	0.98	0.86	(0.12)	(12.21)

In €	2003	2004	Change 2003/04	in %
ARPU (Germany segment)				
Blended	14.5	14.9	0.4	2.8
Subscription	9.7	10.5	0.8	8.2
Usage	5.7	5.3	(0.4)	(7.0)

Customer base as of December 31, 2004

Millions	2003	2004	Change 2003/04	in %
Customers with DSL tariffs	2.16	3.23	1.07	49.4
Customers with narrowband tariffs	5.56	4.95	(0.61)	(11.0)
PAYG (usage < 30 days)	0.81	0.74	(0.07)	(8.4)

In €	2003	2004	Change 2003/04	in %
ARPU (Rest of Europe segment)				
Blended	19.2	23.9	4.7	24.5
Subscription	20.8	24.1	3.3	15.9
Usage	3.6	4.1	0.5	13.9

Customer base as of December 31, 2004

Millions	2003	2004	Change 2003/04	in %
Customers with DSL tariffs	0.26	0.36	0.10	36.0
Customers with narrowband tariffs	0.29	0.21	(0.08)	(29.5)
PAYG (usage < 30 days)	0.17	0.12	(0.05)	(29.7)

Percentages based on unrounded euro amounts.

Group blended ARPU increased from EUR 14.9 in the previous year to EUR 15.6 in 2004. This rise is mostly due to the strong growth of the DSL tariff customer base both in the **Germany segment** and the **Rest of Europe segment**. For the Group as a whole, the proportion of customers with DSL tariffs increased by 47.9 percent from 2.42 million as of December 31, 2003 to 3.59 million at the end of the 2004 financial year. In the **Germany segment**, the number of customers with DSL tariffs grew 49.4 percent from 2.16 million as of December 31, 2003 to 3.23 million as of December 31, 2004. The growth figure for the **Rest of Europe segment** was 36.0 percent. Under the previous reporting policy, which was discontinued from the first quarter of 2004 in favor of separately reporting customers in narrowband and DSL tariffs, T-Online had a total of roughly 4.7 million broadband customers—around 4.3 million of them in Germany—as the 2004 financial year came to a close.

The new momentum in the broadband market has led to a parallel decline in narrowband business.

Group-wide, subscription ARPU rose by 9.6 percent from EUR 10.4 at the end of 2003 to EUR 11.4 at the end of the year under review. The **Germany segment** saw 8.2 percent growth and the **Rest of Europe segment** 15.9 percent. T-Online succeeded once again in 2004 in boosting take-up of paid content and services and migrating customers to subscription products based on the wider spread of broadband access. In doing so, T-Online has fulfilled its key objectives for broadband growth in both access and non-access business within the framework of its combined business model.

Paralleling the slight decline in usage fees, usage ARPU decreased slightly for the Group as a whole. The migration of narrowband customers to DSL tariffs with their larger share of subscription revenues led to a reduction in usage ARPU. As usage revenues and hence usage ARPU figures are subject to strong seasonal fluctuations, T-Online is stepping up efforts to migrate users to higher-value broadband tariffs and non-access subscription products, and thus to subscription fees.

Products and services.

Excellent reach: www.t-online.de.

According to IVW Online, T-Online's content offerings asserted their top ranking among the most popular on the German Internet again in 2004. This trend was particularly evident in the increase in page impressions (PIs). While in the previous year the figure stood at around 5.1 billion PIs, 2004 witnessed an increase of 84.3 percent to 9.4 billion (source: IVW monthly rankings 1-12, 2004). In the reach analysis in accordance with the standards of the Arbeitsgemeinschaft Online-Forschung (AGOF) online research association conducted for the first time in 2004, T-Online with its 13.15 million unique users in Germany is well ahead of its competitors, reaching just under 40 percent of the country's Internet users.

Also as regards specific thematic segments, the www.t-online.de portal continued to show good performance, either ranking top of the list or at least among the frontrunners, even when directly compared with specialized suppliers. This was particularly the case with sub-portals such as news, sports, business, technology and computers which attained top positions (source: IVW monthly rankings 1-12, 2004).

Broadband as chief growth driver.

The evolution of the Internet market is increasingly fueled by innovations related to broadband Internet. This is why T-Online International AG expanded its broadband tariff portfolio over the course of the year under review, gearing it to customers' needs. An expression of heavier Internet use, flat-rate tariffs and tariffs for new customer groups were focal points. T-Online introduced flat-rate tariffs for each of its higher bandwidth offerings and lowered their overall price level. The higher bandwidths have been available since the market launch in April 2004 of T-Com's new T-DSL speeds of 1000, 2000 and 3000 kilobits per second. This development marks the decisive step in turning flat-rate tariffs for higher bandwidths into a mass market product. With its year-round broadband promotion drive, T-Online made the segue into the world of broadband even more appealing. DSL packages containing all necessary components for simple, convenient DSL entry were put together at favorable terms and conditions and marketed in a number of different versions catering to specific needs. The tariffs were made more appealing by including extras such as e-mail, security, hosting and entertainment. T-Online thus created the basis for offering customers even more quality—also for the use of non-access products. It was not without good reason that German consumer organization Stiftung Warentest named T-Online the leader among the ISPs tested in the categories ISDN/narrowband and DSL/broadband in October 2004. The readers of PC-Magazin had already voted T-Online the "Best Internet Service Provider" in March 2004, marking it two years in a row. In addition, a readers' poll by Connect magazine in March named T-Online the "2004 Internet Provider of the Year" and the "2004 DSL Internet Provider of the Year."

Customer growth in the broadband market also depends on developing attractive content, with offerings in the areas of music, video and games, in particular, holding further potential for creating value. Customers can take what T-Online offers them and customize their own information and entertainment programming. The growing demand for legal music downloads is the clearest example of the extent to which users are increasingly exploiting these opportunities. T-Online is present in this strategically important arena with its Musicload music portal.

Musicload.

One year after the launch of Musicload, T-Online's music portal has become one of Germany's most successful providers of legal music downloads, boasting 1.4 million downloads in December 2004. T-Online partners with all major record companies, but also works with independent labels to offer more than 420,000 tracks on Musicload. The original goal of offering 300,000 titles by the end of 2004 was already exceeded in the third quarter. The wide selection is very popular among customers. The number of downloads grew continually throughout the year, from some 30,000 in January to over 1.4 million in December.

T-Online Vision/Video on demand.

T-Online also continued to broaden its entertainment offerings for customers, focusing increasingly on broadband content. The general public got its first taste of T-Online Vision at CeBIT 2004. Content previously retrievable only by computer, such as video on demand or WebMail, can also be accessed through a TV set thanks to special media receivers. In addition to its existing partnership with Fujitsu Siemens, T-Online acquired three new partners in 2004 in Samsung, Handan and Humax for the development and distribution of media receivers. Samsung and Handan have been delivering their devices to the market since November 2004; Humax plans to start after CeBIT 2005. Negotiations with other partners are currently underway.

Substantial improvements were made in the quality of the video on demand offering in 2004: Dolby Surround Sound was introduced for the majority of feature films offered. In addition, the user-friendliness of computer-based video on demand was optimized and the transmission rate of the movies increased, which enhanced picture and sound quality by up to 150 percent.

By now partnering with five major Hollywood film studios, T-Online added new highlights to its selection of German and international movies and documentaries. The curtain was raised on the partnership with Twentieth Century Fox, one of Hollywood's top film studios, in August 2004. The collaboration with the Discovery Channel soon followed in November. T-Online thus commands an excellent position as an innovation leader in the growing segment of online entertainment. Currently, T-Online offers a regularly updated film repertoire of approximately 180 titles.

Bundesliga soccer.

The cross-media provision of online content is of paramount importance when it comes to tapping new customer groups. The commercial exploitation of content for wireless devices opens up added potential for T-Online in the promising wireless Internet market segment. Shortly after securing the rights—during Q2 2004—to cover Bundesliga matches on the Web and via wireless devices, T-Online was able to bring three mobile communications providers on board for marketing the moving pictures and video streams of soccer coverage on wireless platforms: T-Mobile, Vodafone and O_2. Market penetration in the mobile communications segment and the technical possibilities of today's generation of mobile phones represents a solid foundation for further growth in this market segment. T-Online is already excellently positioned.

Virtual private networks (directVPN) with T-Online Business.

In addition to its successes in the traditional B2C field, T-Online has also performed well in the B2B arena. With directVPN access, a product developed specifically with business customers in mind, T-Online has widened the already comprehensive business-to-business offerings of T-Online Business. The directVPN product enables employees to share data with their corporate networks securely from different locations. With well over a million users each month (assessments based on the IVW measurement procedure/AGOF data), the T-Online Business portal, which is tailored to the needs of small and medium-sized enterprises, is among the leaders in Germany's business customer segment when it comes to reach.

T-Online as quality leader.

In 2004, T-Online continued in its mission to live up to the highest quality standards, from product development and user-friendliness all the way to customer service.

Test results from the Stiftung Warentest consumer organization acknowledged the Company's efforts, with T-Online coming out the leader among the ten ISPs tested (source: test magazine, issue no. 10, October 2004). The independent institute rated T-Online as "good" in the categories ISDN/narrowband and DSL/broadband.

Subsidiaries and associates.

T-Online France/Club Internet.

Developments in broadband have contributed greatly to the general acceptance and extensive use of the Internet in **France** as well. In the area of Internet access, T-Online increased the bandwidth available to customers, offering download speeds of up to 8 megabits per second and thereby propelling the high-speed revolution even further. The French subsidiary also scored wins in the entertainment arena by adding more selections to its online TV lineup; it now offers users a choice of 22 channels, covering everything from news, sports and music to children's programming and documentaries.

With the introduction of voice over IP in November 2004, Club Internet has also empowered its customers to save on their phone bills by placing their calls over the Internet. Attractive pricing plans come with extras such as free voice over IP calling to other Club Internet users as well as no fees for calls connected to the French land line network.

Ya.com.

T-Online substantially increased its presence on **Spain's** broadband market in the 2004 fiscal year, thanks to its subsidiary Ya.com. A host of usage-based tariffs make it possible to successfully market products and services and to win loyal customers in the access segment.

In the portal segment, ya.com added to its already high-performing e-commerce activities with the launch of the shopping platform "Supersport," which sells sporting goods from ya.com partner Supersport. Other e-commerce portals successfully operated by ya.com are the travel site viajar.com, tienda PC for electronics and supermotor.com in the auto segment.

Scout24.

The market for online classifieds represents another attractive growth segment in the non-access arena that is capturing T-Online's focus. The increasing migration of classified ads to the Internet offers attractive growth prospects. T-Online's acquisition of the Scout24 Group, which was finalized in February 2004, added to its portfolio one of the most successful and well-known brands among German-language online marketplaces with substantial growth potential. For example, according to a household panel survey conducted by Icon in August 2004, AutoScout24 enjoys 74 percent aided brand awareness, which makes it the most well-known used car portal in Germany.

With the popular online marketplaces of the Scout24 Group, which target specific categories of content, the Company is augmenting the appeal of its portal network and advancing its combined business model of access and non-access operations. High-quality content boosts the access market, while T-Online's broad access customer base bodes well for higher usage of content and makes viable the introduction of profitable multimedia concepts on the portals.

Earnings situation.

The 2004 financial year once again saw strong growth in T-Online's earnings power.

EBITDA and operating profit were well up on the prior year. Ceasing to charge goodwill amortization during 2004 raised Group net income for the year to EUR 317.0 million*. This boosted earnings per share from a negative EUR 0.12 in 2003 to a positive EUR 0.26 in 2004.

Operating profit/EBITDA.

Operating profit and earnings before interest, taxes, depreciation and amortization (EBITDA) increased sharply in both segments compared with the prior year.

In the table below, we derive EBITDA for the T-Online Group from the operating profit posted by the two **segments Germany and Rest of Europe:**

Millions of €	2003*	2004	Change 2003/04	In %
Operating profit (before goodwill amortization)				
Germany	307.2	393.0	85.8	27.9
Rest of Europe	(62.4)	(16.2)	46.2	74.1
Reconciliation	0.2	(9.6)	(9.8)	n.a.
Group	**245.0**	**367.2**	**122.2**	**49.9**
Depreciation and amortization (without Goodwill)				
Germany	(55.4)	(79.5)	(24.1)	(43.4)
Rest of Europe	(16.7)	(22.7)	(6.0)	(36.0)
Reconciliation	0.0	0.0	0.0	n.a.
Group	**(72.1)**	**(102.2)**	**(30.1)**	**41.7**
Other taxes				
Germany	(0.2)	(0.5)	(0.3)	n.a.
Rest of Europe	(0.4)	(2.4)	(2.0)	n.a.
Reconciliation	0.0	0.0	0.0	n.a.
Group	**(0.6)**	**(2.9)**	**(2.3)**	**n.a.**
EBITDA				
Germany	362.8	473.0	110.2	30.4
Rest of Europe	(45.3)	8.9	54.2	n.a.
Reconciliation	0.2	(9.6)	9.8	n.a.
Group	**317.7**	**472.3**	**154.6**	**48.7**

* Adjusted for material nonrecurring items in 2003 and 2004. Detailed information on material nonrecurring items is given in the table on page 66.

In the **Germany segment**, operating profit rose by EUR 85.8 million or 27.9 percent compared with the prior year to EUR 393.0 million, while EBITDA increased by EUR 110.2 million or 30.4 percent to EUR 473.0 million. This reflected a EUR 122.3 million revenue increase and a EUR 63.2 million reduction in goods and services purchased.

Operating profit and EBITDA likewise improved in the **Rest of Europe segment**. This was due partly to the 34.9 percent revenue increase and partly to key functional costs decreasing in proportion to revenues despite a slight rise in absolute terms. Operating profit was up by EUR 46.2 million to a negative EUR 16.2 million, while EBITDA increased by EUR 54.2 million from negative EUR 45.3 million to positive EUR 8.9 million. The segment thus reported its first positive EBITDA in 2004.

The table below shows the 2004 depreciation and amortization expenses of EUR 102.2 million classified by function:

Millions of €	2003	2004	Change 2003/04
Cost of sales	45.5	61.9	16.4
Selling costs	21.1	36.0	14.9
Administrative costs	5.4	4.3	(1.1)
Other operating expenses	0.1	0.0	(0.1)
Total	**72.1**	**102.2**	**30.1**

The EUR 30.1 million increase in depreciation and amortization compared with the previous year is mostly due to a first-time amortization charge on software development work completed at the end of 2003, an impairment charge on IT systems whose book value was above fair value, and inclusion of the Scout24 Group in the consolidated financial statements. Expansion of the technical infrastructure to keep pace with growth in the customer base also led to higher depreciation.

The table below shows other taxes classified by function:

Millions of €	2003	2004	Change 2003/04
Cost of sales	0.2	0.4	0.2
Selling costs	0.2	0.6	0.4
Administrative costs	0.2	0.6	0.4
Other operating expenses	0.0	1.3	1.3
Total	**0.6**	**2.9**	**2.3**

Economies of scale increase earnings power.

A critical factor in T-Online's success is rigorous management of economies of scale using an efficiency matrix. All organizational units consequently have a budget which varies dynamically in line with actual revenue growth. This makes each and every organizational unit responsible for earnings and at the same time secures profitable growth by allowing each unit's financial latitude to grow with T-Online's business success.

The table below shows T-Online International AG's main income statement items compared with Group revenues:

Millions of €*	2003	In %	2004	In %	Change 2003/04	In %
Net revenues	1,840.2	100.0	2,011.8	100.0	171.6	9.3
Goods and services purchased	749.0	40.7	687.6	34.2	(61.4)	(8.2)
Gross margin	1,091.2	59.3	1,324.2	65.8	232.9	21.3
Other cost of sales	276.2	15.0	267.9	13.3	(8.3)	(3.0)
Selling costs	525.7	28.6	598.3	29.7	72.6	13.8
Administrative costs	87.1	4.7	103.2	5.1	16.1	18.5
Operating profit	245.0	13.3	367.2	18.3	122.2	49.9
EBITDA	317.7	17.3	472.3	23.5	154.6	48.7
Earnings (loss) before taxes	(3.6)	0.2	490.5	24.4	494.1	n.a.
Income taxes	144.9	7.9	173.0	8.6	28.1	19.4
Group net income (loss)	(145.7)	(7.9)	317.0	15.8	462.7	n.a.
Earnings (loss) per share (€)	(0,12)	n.a.	0,26	n.a.	0,38	n.a.

*Adjusted for material nonrecurring items in 2003 and 2004. Detailed information on material nonrecurring items is given in the table on page 66.

The EUR 232.9 million year-on-year increase in the Group's gross margin—with revenues rising by EUR 171.6 million or 9.3 percent—was primarily due to the decrease in goods and services purchased relative to the growth in the customer base.

The chart below shows the trend in the gross margin since 2000:

Gross margin in %



70
60
50
40
30
39.59
39.78
49.07
59.22
65.82
2000
2001
2002
2003
2004

Figures for 2000-2001 in accordance with German commercial law (HGB) and for 2002-2004 in accordance with IAS
Adjusted for material nonrecurring items in 2003

In the **Germany segment**, good load distribution across the daily traffic curve yielded economies of scale year on year, while price reductions combined with the growing numbers of customers using DSL tariffs led to input cost savings. T-Online International AG procures bandwidth on a capacity basis in both the broadband and narrowband segments. While bought-in capacity in the narrowband segment is billed by the maximum number of parallel sessions, the measure of capacity in the broadband segment is peak bandwidth, i.e. maximum transmission capacity.

In the **Rest of Europe segment**, the cost of purchased goods and services increased slightly in absolute terms year on year but decreased relative to revenues from 61.8 percent in 2003 to 48.3 percent in 2004.

Another major factor contributing to the increased gross margin is focus on high-margin revenue streams, especially those generated in non-access activities under the combined business model (detailed information on this point is given under 'Revenue growth').

In view of T-Online International AG's almost 90 percent share of the Group's main earnings variables, the following notes on the earnings situation are based on the Group as a whole rather than on segmental figures.

Promotions increase selling costs.

Selling costs rose year on year by EUR 72.6 million to EUR 598.3 million. The absolute increase in selling costs in the **Germany segment** was mostly due to T-Online International AG's part in ad campaigns for broadband throughout 2004, increased advertising for Musicload, video on demand and Bundesliga soccer products, plus campaigns put out by the Scout24 Group, notably for AutoScout24. The success of these marketing efforts is borne out very strongly by the growth in broadband customer numbers. The rise in selling costs in the **Rest of Europe segment** was likewise due to the all-year broadband promotion campaign.

Notes on selected items in the income statement.

Administrative costs increased by EUR 16.1 million compared with the prior year. This was partly due to inclusion of the Scout24 Group in the consolidated accounts. Strategic projects internal to T-Online—for example the integration and organizational streamlining of the Scout24 Group—also contributed toward the increase.

Other operating income decreased by EUR 32.0 million year on year to EUR 20.6 million. Unlike the prior year, this item no longer includes reversals of provisions; such reversals—EUR 32.9 million in 2004—are now charged to the costs for which the provisions were originally recognized. Stripped of this factor, other operating income increased from the prior year.

The **net result from associated companies** improved compared with the 2003 financial year from negative EUR 4.7 million to positive EUR 10.6 million. This was due partly to the inclusion of ImmobilienScout24 and its profits in the Group accounts combined with the cessation of goodwill amortization, and partly to the improved earnings position of comdirect bank AG and the Bild.T-Online joint venture.

Net interest income rose by EUR 2.2 million due to an increase in financial investments.

Profitability of T-Online International AG results in income tax liability.

Income taxes of EUR 173.0 million were reported in the year under review as a consequence of the positive trend in T-Online International AG's results. Some 90 percent of the income tax expense represented tax liabilities incurred due to the high profitability of T-Online International AG. The Group's average tax ratio is around 37 percent.

Appropriation of profits.

T-Online International AG, the Group parent company, generated net income of EUR 288.9 million in 2004 (2003: EUR 288.8 million). On preparing the financial statements, the Board of Management of T-Online International AG took a EUR 129.6 million share of this sum to other revenue reserves so that these did not exceed half the capital stock in the T-Online International AG separate-company financial statements. The Board of Management proposes a dividend appropriation of EUR 0.04 for each eligible no-par-value share to be paid out of T-Online International AG's net income available for distribution of EUR 159.3 million for 2004. This represents a total dividend payout of EUR 49.0 million.

Major nonrecurring items in the Consolidated Statement of Income.

The table below shows the major nonrecurring items in the Consolidated Statement of Income:

Millions of €	2003	2004
Net revenues	11.0	0.0
Goods and services purchased	(5.9)	0.0
Gross margin	5.1	0.0
Other cost of sales	(3.0)	0.0
Gross profit	2.1	0.0
Selling costs	(0.6)	0.0
Administrative costs	(0.4)	(5.7)
Other operating income	24.5	0.0
Other operating expenses	0.0	0.0
Operating profit (loss)	25.6	(5.7)
Goodwill amortization	0.0	(4.4)
Net result from associated companies	34.0	0.0
Interest income, net	0.4	0.0
Impairment charges against financial assets	0.0	0.0
Earnings (loss) before taxes	60.0	(10.1)
Income taxes	48.0	(6.5)
Income (loss) before minority interests	108.0	(16.6)
Income applicable to minority shareholders	0.0	0.0
Group net income (loss)	108.0	(16.6)
EBITDA	26.6	(5.7)

A nonrecurring tax charge was incurred in 2004 due to a change in Austrian tax rates. The goodwill of daybyday was written off in full, as were deferred tax assets that had been recognized for losses carried forward in its accounts. Administrative costs were raised by consultancy projects in connection with the plans to merge T-Online International AG into Deutsche Telekom AG. Material nonrecurring items in the prior year had related to the sale of t-info in the second quarter of 2003, an increase in the carrying amount of the comdirect shareholding in the third quarter of 2003, and the lifting of restrictions on loss carryforwards in France during the fourth quarter of 2003.

3. Capital expenditures.

Expenditure on property, plant, equipment and intangible assets (other than goodwill) increased by EUR 31.0 million from the prior year to EUR 120.7 million in the year under review. Expenditure on intangible assets rose about 16 percent, from EUR 42.7 million in the prior year to EUR 49.4 million in 2004. This mostly reflects increased investment in high-tech systems.

The increase in expenditure on property, plant and equipment from EUR 47.0 million to EUR 71.3 million in the year under review is primarily connected with the move to the new T-Online International AG headquarters in Darmstadt. This was in addition to ongoing capital spending on technical equipment such as routers, switches and servers.

A total of EUR 195.0 million was invested in equity interests, by far the largest part of which comprised the acquisition of shares in Scout24 AG for an outlay of EUR 143.2 million in purchase consideration plus EUR 2.2 million in acquisition-related costs. A shareholder loan for EUR 36.8 million was also taken over. A further EUR 11.7 million went on acquiring additional stakes within the Scout24 Group over the course of the 2004 financial year.

4. Financial situation.

T-Online's financial situation is shown below in a summary cash flow statement for the years 1999 to 2004. The statement uses a management presentation in which cash and cash equivalents (terms of three months or less) are combined with short-term investments (exceeding three months); the IAS 7-compliant Consolidated Statement of Cash Flows precedes the Notes to the Consolidated Financial Statements.

Millions of €	1999	2000	2001	2002	2003	2004
Net cash provided by/used for operating activities	26.5	195.4	(195.3)[1]	213.1	455.7	421.3
Net cash used for operational capital expenditure	(24.2)	(255.9)	(102.1)	(139.1)	(68.4)	(300.6)
Capital expenditure on non-current assets	(24.8)	(247.8)	(107.9)	(175.4)	(99.6)	(311.5)
Net change in marketable securities	0	(8.4)	4.5	4.7	0	0.0
Proceeds from the sale of non-current assets	0.6	0.3	1.3	31.6	31.2	10.9
Net cash provided by/used for financing activities	(12.5)	3,926.5[2]	(3.3)	0.5	0.3	0.6
Change in monetary assets	(10.2)	3,866.0	(301.7)	74.5	387.6	121.3

[1] Repayments of debts to Deutsche Telekom AG led to the negative cash flow used for operating activities in 2001.

[2] Cash inflows from the IPO led to the high cash flow provided by financing activities of almost EUR 4 billion.

T-Online's monetary assets of EUR 4,173.2 million (compared with EUR 4,051.9 million as of December 31, 2003) consist of fixed-term deposits with Deutsche Telekom AG (EUR 4,002.0 million), credit balances on clearing accounts with Deutsche Telekom AG (EUR 59.2 million), and cash in banks (EUR 112.0 million).

The EUR 121.3 million rise in monetary assets compared with the prior year is mostly accounted for by the EUR 421.3 million in net cash provided by operating activities and the EUR 300.6 million in net cash used for operational capital expenditure.

The net cash provided by operating activities mostly represents EBITDA of EUR 466.6 million less EUR 101.9 million in interest received and EUR 141.5 million in taxes paid. It was slightly down on the prior year, chiefly due to the higher tax payments.

The EUR 300.6 million in cash used for operational capital expenditure is primarily due to the Scout24 acquisition, subsequent purchases of stakes within the Scout24 Group, and the move into T-Online International AG's new Darmstadt headquarters. The entire sum came out of the cash flow from operating activities. Factoring in cash receipts of EUR 81.2 million (2003: cash payments of EUR 587.2 million) as a result of switching short-term investments between maturities gives the EUR 219.4 million (2003: EUR 655.6 million) net cash used for investment activities shown in the IAS 7-compliant Consolidated Statement of Cash Flows (the detailed cash flow statement preceding the Notes to the Consolidated Financial Statements).

Taking the EBITDA figure of EUR 466.6 million and deducting the EUR 120.7 million expenditure on property, plant, equipment and intangible assets gives a cash contribution of EUR 345.9 million in the year under review (2003: EUR 254.6 million).

5. Net worth.

Compared with December 31, 2003, T-Online's total assets figure rose EUR 414.2 million to EUR 6,360.5 million. The main asset side component of this increase related to the acquisition of the Scout24 Group and the further increase in financial investments. The acquisition of the Scout24 Group boosted non-current assets by EUR 103.5 million in goodwill and EUR 61.2 million in previously unrealized gains recognized primarily for intellectual property and customer relationships. T-Online's monetary assets increased by EUR 121.3 million compared with December 31, 2003.

The main liabilities side components are a EUR 300.1 million rise in shareholders' equity primarily from retained earnings and an increase in deferred taxes arising on recognition of previously unrealized gains.

The chart below shows the structure of T-Online's consolidated balance sheet.

Balance sheet structure in millions of €


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Assets
Liabilities
Monetary assets
Receivables
Other non-current assets
Goodwill
2003
2004
2004
2003
Liabilities
Provisions
Shareholders' equity

The main performance indicators are summarized in the table below.

Millions of €	Dec. 31, 2003	Dec. 31, 2004	Change
Total assets	5,946.3	6,360.5	414.2
Shareholders' equity	5,480.0	5,780.1	300.1
Equity ratio (%)	92.2	90.9	(1.3)
Goodwill	1,148.9	1,248.0	99.1
Monetary assets	4,051.9	4,173.2	121.3

Equity ratio remains constant.
The equity ratio as of the reporting date was 90.9 percent, slightly below the prior-year figure of 92.2 percent. The EUR 300.1 million increase in shareholders' equity from EUR 5,480.0 million to EUR 5,780.1 million was short of the EUR 414.2 million growth in total assets, producing the slight reduction in the equity ratio.

As of December 31, 2003, Deutsche Telekom AG held 73.93 percent of T-Online International AG's subscribed capital.

Non-current assets swelled by goodwill.
The goodwill reported under non-current assets increased by EUR 99.1 million, primarily comprising goodwill added in the Scout24 acquisition. Goodwill amortization ceased with the application of IFRS 3 from the 2004 financial year.

Further increase in T-Online's monetary assets.
T-Online's monetary assets showed a net increase of EUR 121.3 million in the year under review reflecting the large inflow of funds from operating cash flow and the outflow of cash in connection with the acquisition of the Scout24 Group. The chart below shows the trend in monetary assets since 2000.

Trend in monetary assets in millions of €


5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
3,891.5
3,589.8
3,664.3
4,051.9
4,173.2

Proceeds of IPO in 2000

Non-current assets fully matched by long-term funds.
The non-current assets are fully covered by long-term financial resources (shareholders' equity and pension provisions).

Short and medium-term liabilities totaled EUR 524.2 million as of the balance sheet date (December 31, 2003: EUR 448.1 million). These countered short and medium-term investments totaling EUR 2,989.0 million (December 31, 2003: EUR 2,836.1 million).

6. Procurement.

Procurement spending focused on platform and data transmission services.
Procurement spending at T-Online broadly matched past years at about EUR 1.2 billion in 2004. T-Online International AG accounted for the lion's share of this total with some EUR 1.1 billion. In terms of merchandise categories, the focus of spending was once again on platform and data transmission services, which made up over half of the total. T-Online International AG and Deutsche Telekom AG entered into an online connect agreement effective April 1, 2004, governing provision of an Internet protocol-based network solution. The agreement particulary includes new procurement regulations in the area of narrowband and lower input prices for the area of broadband. Some EUR 250 million or one-quarter of expenditure went on the IT segment, mostly IT services. The remaining quarter was split between marketing, media and call center services.

Group-wide procurement management taps synergies.
To secure added value and competitive advantage from lower input prices, T-Online and other Group companies combine purchasing requirements and standardize deliverables across functional and divisional boundaries, especially when it comes to product groups that are required by all divisions. Similarly, increased use is being made of uniform procurement systems throughout the Group. T-Online conducts all procurement transactions within the Telekom Group on arm's length terms, ensuring that internal vendors face free-market competitive conditions at all times.

Continuous efficiency gains from electronic procurement.
T-Online has completed the changeover to the SRM-based* eBEST 3.0 e-procurement system in Germany. The number of electronic catalogs was also doubled compared with the prior year. The result is a lasting improvement and acceleration of procurement processes. The focus was likewise on strategic supplier relationship management in the introduction of a systems-based cross-divisional supplier rating system. This primary supplier feedback and development tool will be further refined over the next reporting year.

7. Research and development.

Innovative products and services are the pillar of T-Online's success. T-Online's core competency is rapidly turning the latest results from research and development into competitive market products; own research as defined by commercial law is not practiced.

T-Online is actively involved in innovations in selected technology fields such as digital media management and content production platforms. The Company harnesses its technology expertise and market power to channel these innovations into high-performance products of superior quality and implement them into T-Online's own portfolio.

Through its streamlined research and development strategy, T-Online is able to strike a sound financial balance between development expenditure and operating earnings, thereby achieving high cost efficiency. This approach means that key market innovations can be identified early and integrated into the Company's own customer-focused offerings in order to provide high-quality premium services.

R&D partnerships.
T-Online collaborates with forward-thinking companies such as Microsoft on current products like Windows Media Center, and CoreMedia in the area of content management systems.

T-Online also partners with leading universities and research institutes on a regional (e.g. the Technical University of Darmstadt), national (e.g. the Fraunhofer Institutes) and international level, allowing it to directly implement relevant know-how in research fields such as future IP technologies.

In addition, T-Online works with the R&D units of Deutsche Telekom to actively design interdisciplinary research projects on topics of cross-divisional significance, such as usability, identity management and streaming.

Innovation management.
Thanks to an innovation management system, T-Online is able to identify future technologies early on (scouting function) and subject them to lab tests that help determine their significance and suitability for the Company's offerings before they ever become T-Online products. The T-Online Ven-

* SRM: supplier relationship management

ture Fund and T-Venture Fund of Deutsche Telekom are additional instruments that enable direct access to innovative technologies.

The T-Venture Fund, for example, holds a stake in the company CoreMedia, which won the award for "Best Innovator" in June 2004. T-Online played an active role in developing CoreMedia's content management system, which T-Online now uses very successfully to help itself and other companies efficiently provide portal services. The innovative power of T-Online was further expanded in 2004 through new initiatives.

Development.
Because T-Online employs a systematic development process that is continuously updated in order to best keep pace with customer and market demands, its development times are short and it commands a high degree of flexibility. Requirements, project and quality management, as well as maximizing profitability, are core competencies of T-Online. Certain system integration tasks, such as programming, are handled by specialist development partners.

T-Online also successfully launched a number of new or upgraded products in 2004. The Company achieved the highest levels of scalability without adversely affecting quality thanks to its high-performance, highly available infrastructure. For example, the number of downloads on Musicload, which became one of the market leaders in Germany shortly after its start, soared within the space of a year to more than 1.4 million in December 2004.

With the Internet Media Technology Framework, which is based on open and flexible Internet standards such as Web Services, XML and SOAP, T-Online has established an architecture that will ensure its future competitiveness for the long term. Within days, business partners can be linked in such a way that more than 13 million customers have access to an integrated, easy-to-use offering. For example, some 50 service partners and more than 240 content partners are currently linked to the multi-client capable transaction management system. By consistently using uniform authorization, payment and settlement procedures that are constantly updated for new business models in the area of identity management, T-Online realizes economies of scale. Already today, approximately 100 million authorizations are performed daily.

The T-Online architecture is highly efficient because of the use of standards. As a result, T-Online is a member of standardization committees such as W3C (the World Wide Web Consortium), the Liberty Alliance as well as other important international committees, and actively contributes to defining new standards such as HGI (Home Gateway Initiative).

Examples of successful innovations.
In the field of home entertainment, T-Online has developed methods that optimize the streaming quality of its T-Online Vision offering for a variety of film types. These methods also maximize the use of available bandwidth and the quality customers perceive, giving them a high-quality film viewing experience.

In customer service, T-Online introduced innovations into its call centers in 2004, including multi-channel routing and a smart voice response system. Since prequalifying callers increases the availability rate of representatives and the quality of information they can provide, customer satisfaction was markedly improved. At the same time, operations were optimized on the cost side.

Targeting measures in Internet marketing make it possible to develop advertising that is precisely geared to the respective audience. With the targeting procedure developed by T-Online in 2004, which uses the pseudonymization technology already introduced by the Company, customer clusters can now be selectively addressed on the basis of sociodemographic features such as age and sex, as well as choice of Internet access method. Thanks to measures like these as well as innovative advertising formats, T-Online is securing a competitive advantage.

Development costs, capital expenditure and employees.
T-Online International AG's development costs totaled EUR 37.8 million in 2004 (prior year: EUR 44.6 million). An additional EUR 11.0 million in development costs was capitalized for software developed in-house.

Seventy-nine employees work on technical product development in the narrow sense. (This does not include employees developing product innovations and strategies or implementing and operating technical systems in other areas of the Company).

8. Human resources.

Workforce development and personnel costs.
T-Online reported growth in both segments, Germany and Rest of Europe, in the year under review due to inclusion of the Scout24 Group from the first quarter of 2004. The average number of persons employed rose by 303 compared with 2003 to 2,921, which corresponds to an increase of 11.6 percent.

Measured from reporting date to reporting date, the workforce was up some 14 percent to 2,963 employees.

The number of persons employed in the Group has developed as follows since 1999:

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
Germany	949	1,931	1,839	1,835	1,909	2,172
Rest of Europe	0	763	854	751	682	791
Group	949	2,694	2,693	2,586	2,591	2,963

Personnel costs rose by EUR 22.6 million in 2004 to EUR 188.6 million, which corresponds to a 13.6-percent increase. A major contributor was the addition of the Scout24 Group.

Strategically adapted continuing education portfolio/employee development.
T-Online's employees are active in the dynamic Internet sector, an environment characterized by rapid change. In order to remain one step ahead of current trends and developments, T-Online employees undergo regular further training and qualification as a matter of course. Company staff benefit from numerous opportunities for advancing their career and personal development. T-Online offers an array of tailored measures supporting these aims and activities.

The continuing education portfolio derived from the Company's strategy is geared toward the growth market in which T-Online operates and the resulting challenges. In addition to seminars on specific technical innovations (e.g. triple play, VoIP), the Company focuses on measures that train employees and executive officers to excel in dealing with complexity and ever-changing conditions.

Additional focal points include the advancement and promotion of junior staff, an international trainee program and the structured further training of executive officers in courses and programs tailored to the special requirements of T-Online.

Employee survey 2004 and implementation of findings.
Employee commitment and satisfaction are vital to T-Online International AG's success. As a result, employee interviews are conducted on a regular basis and the results are used specifically to enhance these mission-critical factors. Due to the relocation of the corporate headquarters from Weiterstadt to Darmstadt, the 2004 survey was not done until January 10–30, 2005. Survey results are communicated on a top-down basis and discussed in workshops with employees and executives of the individual organizational units. Follow-up measures are outlined in a transparently formulated process and then monitored by Human Resources. This enables close observation of each division's critical issues and the development of tailored improvement measures, and this in turn preserves and increases employee satisfaction and hence the Company's productivity.

Family-oriented human resources policy.
The men and women of T-Online International AG are able to balance a host of professional, family and personal interests with the interests of the Company (work-life balance). The opening of a daycare facility at the new headquarters in Darmstadt is a decisive step toward making it easier for our employees to strike this balance. The facility, called "T-Pünktchen," opens in May 2005 and will offer comprehensive care to 15 children between the ages of 6 months and 3 years, with opening hours of operation that give parents a great deal of flexibility.

In addition to work-life balance, another focus of T-Online's human resources policy is providing equal opportunities for men and women as well as fostering the advancement and promotion of junior female staff into specialist positions and management, notably in the Company's technical areas.

9. Sustainability.

Diversity at T-Online.
The diversity of T-Online is one of the Company's strengths. T-Online regards cooperation among employees from a host of nations, coupled with a wealth of different talents, outlooks on life and religions, as a tremendous sociocultural asset which opens up numerous opportunities and horizons for the Company and its people. Diversity creates a living, breathing corporate culture founded on tolerance and mutual respect.

The Internet is also of great interest to the fairer sex, which is why in 2004 T-Online staged another "Girls Day"—as on previous occasions with resounding success. The event met with a highly favorable response among the students from Germany's 5th to 10th grades taking part. Staged all over Germany once a year, "Girls Day" is designed to provide girls interested in IT professions with a practical insight into this forward-thinking field and thus to raise long-term the percentage of women working in the technical professions. The qualification of female staff members for senior specialist and management positions was also high on the agenda at T-Online in 2004 in the shape of Company-wide sponsorship programs.

T-Online will in future take an even more active approach to devising ways of fostering diversity at the Company.

Social responsibility at T-Online.
Social commitment is of benefit to all and needs strong allies. Keen awareness of its duties toward society is part of T-Online's fundamental philosophy. Commitment to societal issues is thus an integral part of our corporate culture.

Advancing and promoting children and young people is one of the focal areas of this commitment. In a joint campaign with Deutsche Telekom AG, around 34,000 schools in Germany were connected to the Internet, and the t@school initiative was launched to promote the media competence of children and teenagers. T-Online also supports the German charity "Children for a Better World" and sponsors a project in Cologne for children and teenagers from socially disadvantaged families.

Besides taking on specific areas of responsibility, T-Online is also active as a corporate citizen at regional level. Its corporate sponsoring activities focus on science and education as well as cultural projects.

For instance, T-Online entered into cooperation with Darmstadt University of Applied Sciences on December 1, 2004. The cooperation is aimed at promoting collaboration between T-Online and the University, notably in the areas of vocational internship semesters and final dissertations, joint research projects, exchange of specialist expertise as well as the transfer of knowledge and technology. As a result, T-Online hopes to also strengthen the links between scientific theory on the one hand and practical, professional reality on the other as part of the students' education, thereby adequately preparing them for their professional future together with the University.

In the cultural sphere, T-Online is funding a major reorientation of one of Europe's premier natural history museums, the Senckenberg Museum in Frankfurt. A new marketing strategy has been developed for the museum in cooperation with the Boston Consulting Group. T-Online was also involved during 2004 in relaunching the museum's Web site. T-Online continued its partnership with the Schirn Kunsthalle art museum in Frankfurt during 2004 by sponsoring the 3' (as in "three minutes") exhibition, for which ten short films were commissioned on the topic of condensed information. In parallel with the exhibition, T-Online International AG presented a number of the films on its own Web portal.

Social charter.
In exercising its responsibility toward society both now and in future, the T-Online Group will be integrating the Deutsche Telekom Group's social charter into its own standard terms and conditions for purchasing and external service providers. The social charter enshrines the foundations and principles of responsible action as a commercial undertaking, especially regarding the observance of human rights and the principle of equal opportunities.

Consumer protection.
Customer confidence in its products and services is vitally important to T-Online. Our business activities center around customers' needs for detailed product information—and especially information on security and cost-effectiveness. We aim to offer our customers a differentiated range of high-quality, innovative products while ensuring high levels of security and convenience. T-Online has put numerous measures in place to achieve this, of which the following are only a selection:

- Clearly presented, up-to-date usage and billing data accessible online

- Free notifications when user-specified spending limits are reached or exceeded

- Customers manage their own user data in our online customer center

- Security-enhanced connections for sensitive data

- Customer service support for administrative and technical questions

T-Online provides ongoing education about current risks to meet the burgeoning threats to online security from phenomena such as phishing, hacking, viruses and worms. The T-Online security portal teaches users about the risks, offering preventive measures and rules for safe use of the Internet.

Protection of minors.
As a major Internet service provider, T-Online acknowledges and honors its responsibility to society under youth protection legislation. In particular, T-Online takes the obligations laid down by the new youth protection legislation very seriously and has implemented the following measures geared to further reinforcing the protection of minors:

- Appointment of a youth protection officer responsible for ensuring compliance with youth protection legislation.

- Sponsoring and supporting initiatives to protect minors, such as the "Gegen Kinderpornografie" ("Against Child Pornography") campaign launched by the German police in close cooperation initially with T-Online and later also with other Internet providers. The objective of this online education campaign was to supply comprehensive information about child pornography while making very clear that offenses are not tolerated.

- Classification of all T-Online pages in accordance with the ICRA standard (Internet Content Rating Association). This enables users to filter out content on the Web potentially harmful to young persons by way of the freely available ICRA software or Microsoft Internet Explorer.

- Protection from Web pages harmful to young persons by way of the T-Online child protection software. The software ensures access for children aged between 6 and 12 to more than two million Web sites examined and approved by media educationalists, and also allows parents to set online time and spending limits.

- Development and introduction of an age verification system allowing account owners to set individual age restrictions on specific T-Online content for their own and any subaccounts. This makes certain that minors can only view content on T-Online that is suitable for their age and development.

Environmental responsibility.
T-Online also attaches great importance to the environmental compatibility of its products and services. Retailing over the Internet, for example, creates potential for enhancing resource efficiency in transaction processes. Notably the developing market for digitizable products is opening up potential for the sustained uncoupling of merchandise consumption and the utilization of resources. T-Online has been awarded the Climate Partner seal by the Munich-based initiative of the same name. The award is based on the idea that a movie viewed on demand via the T-Online portal does not have to be burned on a DVD and distributed through outlet stores. At every link in this retail chain, climate-endangering carbon dioxide is released. With digital distribution, this source of environmental pollution is eliminated.

In connection with the relocation of T-Online headquarters to Darmstadt in late 2004, the Company has entered into contractual negotiations with the Rhine-Main regional transport network (RMV) with a view to offering its employees a very inexpensive 'Job Ticket' for use within the public transport network's fare zone. The Job Ticket not only serves to motivate employees but at the same time represents an important contribution toward protecting the environment.

10. Locations.

T-Online International AG moved into its new company headquarters at T-Online Allee 1, Darmstadt, Germany at the beginning of December 2004. This means that, as of that time, all T-Online International company units in Darmstadt as well as its subsidiaries based in Darmstadt can now be grouped together in one location. T-Online International AG has other sites in Kiel (customer service center), Oldenburg (customer service center) and Ulm (technical services).

Most of the staff at Scout24 Group which was acquired in the year under review work in Munich (Scout24 holding company, AutoScout24) and Hamburg (FinanceScout24).

Staff at each of the Company's major international subsidiaries are based centrally in one location: Paris (T-Online France) and Madrid (Ya.com).

11. Future risks.

Macroeconomic and political risks and opportunities.
In view of the diversity of T-Online's business operations under the combined business model, the Company is affected by the general political situation. Instability in the Middle East and the latent terrorist threat in particular create risks for T-Online as an information medium; at the same time, corresponding events lead to greater demand for information. Current consumer reticence, fueled by ongoing domestic policy debates on the tax and social security system as well as the strained labor market situation, is impacting general consumer spending. Especially relevant to T-Online in this context are spending on media use and the Internet's share of aggregate consumer spending on media, in competition with other established media such as print media and TV.

Industry risks.
The Internet market continues to be characterized by powerful dynamics and rapid developments. Consequently, the major challenges facing T-Online include adapting the combined business model flexibly to the changed competitive conditions by developing it continuously, as well as maintaining the portfolio's customer appeal through ongoing innovation. The inherent risk in this area is that the Company may not be able to satisfy customer expectations fully with a number of products and services. Customer benefits and usability are tested intensively before any product is launched in order to avert such risks.

Procurement, production and sales risks.
The greatest risk on the procurement side is the failure of the Internet infrastructure which T-Online purchases from Deutsche Telekom AG. This infrastructure comprises the IP backbone, including peering capacities. Basically, the total failure of the backbone is regarded as highly unlikely due to its underlying multiple path architecture. At worst, failures would lead only to longer response times of the affected servers or Internet services, and would not spell the collapse of Internet traffic. Bought-in peering capacities could break down as the result of a terrorist attack, although this could also be offset by multiple routing. Hence, T-Online's Internet access range would only be partly affected in such cases.

The primary risk for T-Online in the fields of production and sales is a failure of T-Online's own computing centers; this could either partly or fully prevent the Company from offering its own range of portals and services. A complete failure of the server infrastructure for which T-Online is responsible must, however, be regarded as improbable since all of the systems are redundant, and recovery programs are also on hand. A complete failure of this kind would have to entail complete destruction of the data centers, for example by terrorist attack.

The current threat emanating from new PC viruses and from hacker attacks as in the past represents a potential risk for T-Online's portals and services. The risk is heightened primarily by the diverse nature of attacks, and their impact may also vary to a very considerable extent. Potential impacts range from the functional disruption of certain services to the nonavailability of particular portals or servers. Countermeasures taken by T-Online include the continuous improvement of internal security systems with high-performance firewalls, more complex access surveillance and the deployment of constantly updated virus scanners. Viruses that infect desktop computers are an indirect threat to T-Online in that infection of an inadequately protected customer PC forces the customer offline until the virus has been removed and the damage healed, resulting in loss of revenue. In response, T-Online offers a full portfolio of security products and background information as a means of sensitizing customers to computer security issues.

Regulation risks.
The totality of regulation risks constitutes a significant risk factor. Amendments to the German Telecommunications Act (TKG) came into force in June 2004, transposing European telecommunications directives into national law. The act now covers all forms of electronic communication. It significantly increases the decision-making scope of Germany's Regulatory Authority for Telecommunications and Posts (RegTP) and, in conjunction with forthcoming amendments to secondary legislation, opens the way for stricter regulation of the telecommunications sector.

Country-specific risks.
Country-specific risks, in other words geopolitical risks, are of secondary importance for T-Online as T-Online International AG currently operates subsidiaries in western Europe only. In principle, however, the risk remains that the international holdings and cooperation agreements will be unable to achieve their planned results due to the impact of specific market and competitive conditions in the respective countries. Besides the continuous improvement of cost efficiency, countermeasures increasingly entail the targeted leveraging of synergies within the T-Online Group.

Liquidity, interest and currency translation risks.
T-Online's solvency is not endangered in view of the high level of **liquidity** at the disposal of T-Online International AG, reflected by cash in banks amounting to EUR 64.0 million and short-notice cash deposits at Deutsche Telekom AG totaling EUR 2,877.0 million on the balance sheet date.

T-Online International AG manages possible **interest risks** centrally and in a systematically risk-averse manner by responding promptly to changes on the money and capital market within the scope of its rolling financial investment policy.

Farther-reaching interest rate risks arising from financing instruments do not affect T-Online, since there were no liabilities from loans or bonds in the year under review.

In the 2004 financial year, **currency translation risks** with impact on income affected T-Online only slightly as the Company's operations were largely confined to the euro zone.

Legal risks.

In view of the multiplicity of contractual relationships in which T-Online is involved, the Company is exposed to the fundamental risk of lawsuits, court cases or objections, for example, in connection with its marketing campaigns.

Viewed overall, there are no risks jeopardizing the continued existence of T-Online at the present time.

Risk management at T-Online.

Integral risk management is a major priority for T-Online management, extending far beyond fulfillment of the legal requirements laid down by the Control and Transparency in Companies Act (KonTraG). In this way, the Board of Management of T-Online International AG is fulfilling its obligations under Sec. 91 (2) of the German Stock Corporation Act (AktG) regarding the establishment of a monitoring system enabling the early detection of any developments that could jeopardize the continued existence of T-Online.

Over and above the legal obligation to set up an early warning system for risks, T-Online perceives risk management as an integral corporate task to make use of opportunities that arise, as well as monitoring, reducing or preventing potential risks. To ensure close dovetailing with the Company management, the 'Risk Management' function, which extends beyond a mere early warning system for risks, is handled by the Controlling division. This guarantees its direct integration into the corporate planning process and operational company management.

As part of the systematic, integral risk management process, the Risk Management department carries out a quarterly risk survey in the operating units. This guarantees that risks are directly identified and assessed in detail by the persons responsible. The completeness of feedback is also a special priority in this area, as the overall risk situation cannot otherwise be fully depicted. In individual instances, the financial control function subjects identified risks to additional separate assessment in the light of current findings. These are supplemented and reassessed with the relevant operating units before being incorporated in the risk report.

The risk reports are managed by Risk Management in a separate RIMA software tool. This tool was developed by Deutsche Telekom AG and is utilized by T-Online International AG on its own responsibility for the T-Online Group. Its capabilities include assessment of risks according to standardized value limits, documentation of information and counter-measures and, most importantly, generation of an overall risk portfolio depicting all risks T-Online faces according not only to the extent and scale of risks but also the probability of their occurrence. In addition, reciprocal risk relationships are shown so that risks are not presented in an isolated manner, but are mapped in a comprehensive, integral perspective. This ongoing risk reporting and assessment process also entails generating a quarterly risk report addressed to the Board of Management and the Supervisory Board of T-Online International AG, summarizing the risk situation and proposed countermeasures.

As part of the audit of the financial statements of T-Online International AG as of December 31, 2004, the auditor confirmed that the Board of Management has set up a monitoring system for early identification of developments endangering the continued existence of T-Online International AG.

12. Significant events after the balance sheet date.

T-Online and Deutsche Telekom agree exchange ratio range for the planned merger.
T-Online International AG and Deutsche Telekom AG reached a common understanding on January 25, 2005 setting an exchange ratio range for the planned merger of T-Online International AG into Deutsche Telekom AG. The Supervisory Board of T-Online International AG has noted this with approval. The two companies each published an ad-hoc announcement stating that they expect the exchange of T-Online for Deutsche Telekom shares to take place at a ratio of between 0.45 and 0.55 Deutsche Telekom shares to each T-Online share.

The range is based on the status as of January 25, 2005 of pre-merger business valuations being carried out by Deutsche Telekom and T-Online with the aid of KPMG (Deutsche Telekom) and Warth & Klein (T-Online). The valuations are being performed by the discounted earnings method in accordance with the amended IDW S1 business valuation standard issued by Institut der Wirtschaftsprüfer e. V.

Based on the status of valuations being performed to determine the exchange ratio, the two companies expect that the IDW S 1 discounted earnings values will not be less than EUR 27.00 per Deutsche Telekom AG share and EUR 14.00 per T-Online International AG share.

The T-Online International AG Supervisory Board has noted this with approval.

Completion of the valuation analysis, merger agreement, merger report and the review currently being performed by the court-appointed independent merger auditor is expected by mid-March 2005.

13. Outlook.

Economic framework.
The economic climate remains challenging in Germany, with real GDP growth forecast at 1.5 percent for 2005. In France and Spain, where growth rates of 2.2 percent and 3.0 percent, respectively, are expected, the climate is much more favorable.[1]

Despite the heterogeneous performance of the national economies, the Internet market is holding up well in all countries and showing consistently positive growth.

The following megatrends illuminate this.

Megatrend: Broadband and digitization/convergence.
The growth engine of the Internet is and remains broadband: According to market forecasts, the number of DSL connections in Germany will increase to approximately 15 million by 2007, which corresponds to average annual growth of 32 percent between 2004 and then. In this same period, the rate of DSL penetration expressed as a percentage of all households in the country will grow accordingly, from 17 percent in 2004 to some 39 percent in 2007. Analysts peg the broadband penetration rates for Europe at over 60 percent in the long term.[2]

Internet connections in Germany in millions



35
30
25
20
15
10
5
0
23.0
25.1
27.1
29.1
16.5
16.1
15.2
14.1
6.5
9.0
11.9
15.0
2004e
2005e
2006e
2007e
8%
CAGR
2004-2007
in %
-5%
32%
Narrowband
Broadband

Source: T-Online estimate

The number of narrowband customers in Germany, on the other hand, is declining slightly: A drop to approximately 14 million is expected by 2007, which corresponds to an average annual reduction of 5 percent between 2004 and then. The chief reason for the decrease in the number of narrowband customers is the growing importance of broadband technology and rising appeal of broadband content. The switch by customers from narrowband to broadband is in keeping with these developments.

The importance of broadband users is not limited to their growth in numbers; their significance is also a function of the time they spend online. The convenience and stability of a high-speed connection, as well as the possibility of choosing tariffs that provide constant Internet access, mean a higher number of Web site visits on average and more time surfing compared with narrowband users.

Additional applications, broadband ones in particular, are not possible without the growth seen in digitization. Year after year, larger volumes of digital information (language, music, videos, photos, etc.) are stored on memory chips and hard drives at ever-lower cost.

The rise in digital content also fuels the desire to provide customers with quick, convenient access to it. Broadband Internet is the perfect platform. With incrementally faster transfer rates, it accommodates more and more applications, including data-intensive video streams, with superior quality.

Another upshot of digitization is the rising convergence of personal computers, mobile phones and consumer electronic end devices. The IP standard makes it technologically possible to share and process the same data, regardless of the device, which, in turn, opens up new application areas.

The longtime vision of on-demand access to the world of information and entertainment, from anywhere and any device, is becoming a reality thanks to the interplay of broadband and digitization/convergence (seamless applications, services, communications). T-Online has already given a convincing demonstration of this with T-Online Vision.

The creation of such new broadband-specific applications promotes the growth of broadband access by offering unique opportunities for using the Internet and by attracting new target groups. At the same time, each new broadband access customer represents the potential for greater use of broadband applications and content: Some 75 percent of people in Germany, for example, cite the possibility of using broadband-specific content, such as videos, music and games, as a key factor in deciding whether to purchase broadband access. One study* projects that by 2010 between 30 and 40 percent of all households with Internet access will actively use entertainment services. Particularly strong growth is forecast for film and video.

* Deutschland Online 2 study

Use of specific broadband content Number of users as a % of all households with Internet access


50
40
30
20
10
0
Film/Video
Music
Gaming
13%
24%
34%
25%
33%
41%
14%
22%
30%
2003
2007e
2010e
2003
2007e
2010e
2003
2007e
2010e

Source: Deutschland Online 2 study

Strengthening and expanding the combined business model


Growth potential
Measures
Strategic goals
Traditional ISP business (incl. VoIP)
Defending the existing core business
Marketing combined DSL packages
Expanding the core business with new business models
Entertainment (as part of the "triple play" approach)
Expanding the options for future growth
Time

Megatrend: Individualization/Tailoring to customers' needs.
Given the increasing competition on the Internet market, it is vital for T-Online to strengthen its existing ISP core business of access-related services in order to continue its profitable growth. The prerequisite for doing so is a thorough grasp of the various opportunities for acquiring and retaining customers, as well as exploiting these opportunities in all phases of the customer life cycle. In this regard, T-Online plans to develop a number of integrated products and services in order to address different customer segments in accordance with their individual needs.

In order for T-Online to market broadband access products, the launch of an integrated offer combining the DSL connection with Internet access was crucial. Such a combination affords T-Online greater flexibility in shaping DSL products that meet customers' needs. Since the end of January 2005, T-Online has been marketing combined DSL packages in Germany that offer a DSL connection and DSL tariff options on a resale basis. Covering all aspects of the customer relationship increases the sales potential per customer and encourages loyalty. For customers, a single-source solution to getting a DSL connection and Internet access is convenient. From ordering to billing, they deal with one supplier only. In addition, the broader array of possible product configurations means there is a right package to address their individual needs.

In 2005, T-Online also plans to launch a voice over IP (VoIP) offering in Germany. VoIP technology offers Internet users the affordable option of telephoning via the Internet. Because the technology has advanced so rapidly, the quality of reception on calls placed over the Web is now very good. Any product that T-Online develops must meet exacting quality standards before it ever goes to market.

As part of its combined business model, T-Online actively pursues the rollout of attractive content specially tailored for DSL, a strategy that expands its options for future growth. In 2005, marketing will increasingly focus on new packages that combine entertainment products such as video on demand, music downloads and games. These packages' contributions to sales will remain minimal in 2005, since the point is not "revolution," but "evolution."

However, T-Online's long-term vision for the future of broadband is clear: Customers will gravitate toward attractive offerings that roll into one the so-called triple play of high-speed Internet access, superior communications services and on-demand entertainment. By expanding its business model to include triple-play products and services, T-Online is preparing for this future early, so that it can decisively influence the market's development by drawing on its existing and constantly evolving expertise.

The online advertising market.
Additional growth is available in Germany from online advertising, which still makes up only a relatively small portion of the media mix for today's advertisers. The US market is way ahead on this measure and shows where the trend is going. Benefits of online advertising over other advertising platforms include precise audience targeting, good per contact cost-efficiency and the interactivity of the medium. With its broad-reach portals, high-quality customer base and ownership interests in Germany's leading online marketers, Interactive Media, T-Online is outstandingly well placed in this growth market.

Jupiter Research estimates that the German online advertising market will be worth EUR 880 million by 2007. This represents average annual growth of some 27 percent over the period 2004 to 2007.

Online advertising growth in Germany in millions of €



1,000
800
600
400
200
0
427
581
742
883
2004e
2005e
2006e
2007e
27%
CAGR
2004-2007
in %

Source: Jupiter Research (figures include classifieds)

Growth potential in France and Spain.

Viewed overall, the European broadband market is in a transition phase driven by broadband penetration and technology/ digitization trends. Markets like France and Spain are already well advanced with local loop unbundling (LLU) products and offer ISPs significant growth prospects with high broadband penetration.

T-Online is already well placed to profit decisively from the continued growth of the French and Spanish national markets. Over the medium term, T-Online plans to secure between 15 and 20 percent of the market in both countries with attractively priced tariffs and triple-play offerings.

To attain this target, capital expenditure totaling up to EUR 1 billion is planned in the two markets for the period 2005 to 2007. This mostly relates to network infrastructure expansion in France and generating new custom in both countries.

T-Online continues to aim for profitable growth.

Revenues and customers.

T-Online expects that the positive broadband market trend will deliver strong growth. Under the 10-year business plan presented on November 24, 2004, the strategic measures described earlier aim to attain a lasting improvement in market position and significant growth in earnings over the medium to long term. Supplementing the combined business model with entertainment products secures T-Online an outstanding position in the broadband market and sustained long-term growth. From current perspectives, T-Online forecasts Group revenues above EUR 8 billion in 2014. A key aspect of the entertainment offerings is subscription fee revenues: since these are not dependent on usage intensity, T-Online aims to continuously increase their share of total revenues. Additional revenue per customer can be generated with attractive packaged offerings in the entertainment segment.

T-Online anticipates that revenue growth will continue in 2005. From current perspectives, Group revenues will be between EUR 2.4 billion and EUR 2.6 billion. The new combined DSL packages are the main source of added revenue and will make up about half of the revenue growth stemming from new services. Additional contributions to revenue will come from other businesses—first and foremost the Scout24 Group, which has already exceeded expectations since its acquisition.

The trend in customer numbers will be dominated by steady growth of the DSL customer base. Overall, T-Online expects that it will once again secure at least 50 percent of new T-DSL customers in Germany during 2005. The launch of an integrated DSL package will be among the factors positively affecting growth in the customer base. Over the next ten years, T-Online aims to gain over 14 million DSL customers in its Germany segment and over 3.5 million DSL customers in its Rest of Europe segment.

In addition to revenues, T-Online will also further enhance its profitability in the medium term. The sound profitability of the existing ISP business provides a launching pad for new services. T-Online believes that all new initiatives will generate positive EBITDA within four years and will contribute substantially to Group EBITDA within five. On a ten-year planning horizon, T-Online expects that Group EBITDA will exceed EUR 2 billion.

A look at the short-term impacts of the growth measures shows a reduction in EBITDA and profit margins over the coming year. This is a result of ramp-up costs for the combined DSL and entertainment packages plus costs related to the aggressive market expansion in France and to a lesser extent Spain. Adjusted EBITDA from the traditional ISP business, on the other hand, is set to continue rising.

Sustainability.
T-Online will continue to acknowledge and honor its responsibilities with regard to its role in society, the environment and the Company's activities surrounding the Internet as a medium.

With the move to its new city-center headquarters in Darmstadt, the Company has reiterated its long-term commitment to the Darmstadt location.

Procurement and research and development.
In procurement, further process and business improvements are in preparation regarding document exchange with suppliers.

The triple-play strategy includes developing and launching new, high-quality services for the 'lean back' world. Existing applications are refined to create new, easy-to-use products by systematically exploiting the new possibilities of integrating voice, video and IP technologies. Such integration must deliver added value to the customer, as with integrating video telephony into the television environment. Newly developed access devices for the living room such as set-top boxes are made 'T-Online-ready' from the outset—a result of close engineering cooperation with hardware partners and establishing appropriate standards. A certification and quality standard has been in place since 2004.

Human resources.
A number of strategic challenges have been drawn up for workforce development and operational human resources management in 2005 based on the T-Online International AG corporate strategy. The resulting thematic packages provide a general roadmap, focusing the work of the various personnel departments in the coming year. The challenges aim to fuel a sustained contribution to the development of broadband/fixed line business. To monitor goal attainment, metrics have been devised to measure the reach of each activity. These measurement parameters are used for monitoring progress so that activities can be fine-tuned throughout the year. They also rate overall success at the end of the budget period, resulting in new activities the following year.

2005 quality program.
Over the past year, T-Online sharpened the focus on product quality as perceived by the customer. A quality program taking in large parts of the Company was developed to this end. Action items were identified and put into practice. The success of these efforts was borne out among other things by T-Online's outstanding performance in a test conducted by Stiftung Warentest in September 2004 and published in the 10/2004 issue of the consumer watchdog's test magazine.

Top action items in the quality strategy for 2005 are a customer care quality drive (improving customer service by call center agents), optimizing the quality of customer processes with T-Com (customer promises), and perceived product quality. Another major focus topic is launching and implementing the Leadership in Quality program targeting managers in their responsibility as example-setters and raising their awareness of customer perspectives on quality.

Strategic outlook for T-Online in the event of a merger.
In event of a successful merger, the intention is for the existing business of T-Online International AG to continue within Deutsche Telekom AG as an autonomous organizational unit with its own management and its own profit and loss responsibility, and to be integrated into Deutsche Telekom AG's new Broadband/Fixed Network strategic business area. In this connection, the introduction of an integrated broadband strategy is planned with combined offerings for access, communications and entertainment services ('triple play' strategy). The development and marketing of all IP products in the Broadband/Fixed Network business area—notably triple play products—will remain the responsibility of the T-Online organizational unit. T-Online and Deutsche Telekom anticipate that the planned strategic approach will yield growth synergies with a net present value in the order of at least EUR 1 billion. Following the merger, it is planned for the T-Online organizational unit to remain the sole internet service provider (ISP) within the Broadband/Fixed Network strategic business area and to be additionally charged with managing and coordinating ISP business within the Deutsche Telekom group.

Definitions for the new presentation of revenues and customer numbers.*

Subscription fees: Revenues from fixed monthly basic charges for access and content products, for example access tariffs or products such as security packages, extra mailbox space and "Insider" subscription content plans.

Usage fees: Revenues from per-minute or volume-based access tariff components and non-access products made available on a pay-per-view or pay-per-use basis.

Advertising/B2B: Revenues from T-Online business customers and online advertising. The portal agreement with Deutsche Telekom is reported separately.

Registered customers are all customers in access tariffs.

Monthly paying customers are customers who pay a monthly basic charge, whether or not they actually use the product.

PAYG customers are customers who have not ordered a tariff plan with a monthly basic charge.

DSL tariff customers: Customers who have signed up for a T-Online broadband tariff.

Broadband customers: DSL tariff customers, plus those customers who have a broadband connection but have not yet signed up for a DSL tariff.

Blended ARPU:

$$\frac{\text{(Subscription Fees + Usage Fees) / Number of Months}}{\text{DSL-}C_{AV} + \text{NB-}C_{AV} + \text{PAYG} < 30 \text{ days}} = \text{ARPU}_{\text{blended}}$$

Subscription ARPU:

$$\frac{\text{Subscription Fees / Number of Months}}{\text{DSL-}C_{AV} + \text{NB-}C_{AV}} = \text{ARPU}_{\text{subscription}}$$

Usage ARPU:

$$\frac{\text{Usage Fees / Number of Months}}{\text{DSL-}C_{AV} + \text{NB-}C_{AV} + \text{PAYG} < 30 \text{ days}} = \text{ARPU}_{\text{usage}}$$

* More information on this topic is provided in the First Quarter Report 2004, Section 2, 'Business trends for the Group and its segments' (p. 6-12) and on our corporate portal at http://www2.t-online.net/dyn/c/19/54/41/1954418.swf.

Darmstadt, February 11, 2005
T-Online International AG
The Board of Management


Rainer Beaujean


Jens Becker


Burkhard Graßmann


Andreas Kindt


Veronika Altmeyer


Thomas Hille

Consolidated financial statements.

Consolidated statement of income.

for the period January 1 to December 31, 2004.

In millions of €	Note	2003	2004
Net revenues	(1)	1,851.2	2,011.8
Goods and services purchased	(2)	(754.9)	(687.6)
Gross margin		**1,096.3**	**1,324.2**
Other cost of sales	(3)	(279.2)	(267.9)
Gross profit		817.1	1,056.3
Selling costs	(4)	(526.3)	(598.3)
Administrative costs		(87.4)	(108.9)
Other operating income	(5)	77.0	20.6
Other operating expenses	(6)	(9.8)	(8.2)
Operating profit (before goodwill amortization)		270.6	361.5
Goodwill amortization	(7)	(353.9)	(4.4)
Net result from associated companies	(8)	29.3	10.6
Interest income, net	(9)	110.9	112.7
Impairment charges against financial assets		(0.5)	0.0
Result before taxes		**56.4**	**480.4**
Income taxes	(10)	(96.9)	(179.5)
Loss/Profit after taxes		**(40.5)**	**300.9**
Loss/Profit applicable to minority shareholders	(11)	2.8	(0.5)
Group net loss/profit		**(37.7)**	**300.4**
Loss/Profit per share in €	(12)	**(0.03)**	**0.25**
EBITDA		**344.3**	**466.6**

Consolidated balance sheet.

as of December 31, 2004.

In millions of €	Note	Dec. 31, 2003	Dec. 31, 2004
ASSETS			
Non-current assets			
Goodwill	(16),(17)	1,148.9	1,248.0
Other intangible assets	(16)	65.4	128.7
Property, plant and equipment	(18)	103.6	114.1
Investments in Group companies	(19)	0.1	0.1
Investments in associated companies	(19)	162.2	190.1
Other financial assets	(19)	2.3	3.8
Receivables from Group companies	(21)	1,215.8	1,184.2
Deferred tax assets	(20)	184.8	210.9
		2,883.1	**3,079.9**
Current assets			
Inventories		1.7	0.8
Trade accounts receivable	(21)	164.9	147.5
Receivables from Group companies	(21)	2,611.9	2,941.9
Receivables from associated companies	(21)	2.6	1.4
Other current assets and prepaid expenses	(21)	20.8	76.6
Marketable securities	(22)	0.4	0.4
Cash in banks/petty cash	(22)	260.9	112.0
		3,063.2	**3,280.6**
		5,946.3	**6,360.5**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Subscribed capital	(24)	1,223.9	1,223.9
Additional paid-in capital	(25)	5,775.3	5,775.8
Revenue reserves	(26)	(1,481.4)	(1,519.1)
Currency translation adjustment		0.0	(0.9)
Revaluation of financial instruments		(0.1)	0.0
Group net loss/income		(37.7)	300.4
		5,480.0	**5,780.1**
Minority interests		**(0.5)**	**3.1**
Non-current liabilities			
Provisions for pensions and similar obligations	(28)	10.1	13.4
Deferred tax liabilities	(20)	8.6	39.7
		18.7	**53.1**
Current liabilities			
Other short-term provisions	(29)	64.9	53.1
Liabilities to Group companies	(30)	116.5	127.0
Trade accounts payable	(30)	186.8	202.2
Other short-term liabilities and deferred income	(30)	79.9	141.9
		448.1	**524.2**
		5,946.3	**6,360.5**

Consolidated statement of cash flows.
for the period January 1 to December 31, 2004.

In millions of €	Note	2003	2004
Group net loss/profit		**(37.7)**	**300.4**
Losses/Profits applicable to minority shareholders		(2.8)	0.5
Depreciation and amortization of non-current assets		427.1	106.6
Interest income, net		(110.9)	(112.7)
Income taxes		96.9	179.5
Realized losses/profits from disposals of non-current assets		(21.2)	0.0
Net result from associated companies		(29.3)	(10.6)
Increase in pension provisions		2.9	3.3
Decrease in other short-term provisions		(27.2)	(12.0)
(Decrease)/increase in trade accounts receivable		(51.5)	25.3
Increase in trade accounts payable		14.9	5.4
Other changes		139.3	(26.7)
Income taxes paid		(85.1)	(141.5)
Dividends received		0.0	4.8
Interest paid		(0.4)	(2.9)
Interest received		140.7	101.9
Net cash provided by operating activities	(31)	**455.7**	**421.3**
Capital expenditure on intangible assets		(42.7)	(49.4)
Capital expenditure on property, plant and equipment		(47.0)	(71.3)
Capital expenditure on financial assets		(6.7)	(1.1)
Payment for adoption of a shareholder loan		0.0	(36.8)
Capital expenditure on investments in fully consolidated subsidiaries		(3.2)	(152.9)
Proceeds from the sale of of non-current assets		3.8	10.9
Proceeds from the sale of investments in fully consolidated subsidiaries		27.4	0.0
Net change in short-term investments (exceeding 3 months to maturity) and marketable securities		(587.2)	81.2
Net cash used for investing activities	(32)	**(655.6)**	**(219.4)**
Increase in shareholders' equity		0.3	0.6
Decrease in medium and long-term financial liabilities		0.0	0.0
Net cash provided by financing activities		**0.3**	**0.6**
Net decrease/increase in cash and cash equivalents (up to 3 months to maturity)		(199.6)	202.5
Cash and cash equivalents (up to 3 months to maturity) at beginning of year		268.3	68.7
Cash and cash equivalents (up to 3 months to maturity) at end of year		68.7	271.2

Consolidated statement of shareholders' equity.

In millions of €

	Subscribed capital							
	Number of shares (thousands)	Millions of €	Additional paid-in capital	Revenue reserves	Currency translation adjustments	Revaluation of financial instruments	Group net loss	Total
Balance as of Jan. 1, 2003	**1,223,858**	1,223.9	5,775.0	(991.7)	0.2	0.0	(489.7)	5,517.7
Currency translation adjustment	0	0,0	0,0	0,0	(0.2)	0,0	0,0	(0.2)
Consolidation changes	0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Capital contributions	26	0,0[1]	0.3	0,0	0,0	0,0	0,0	0.3
Changes not recognized in income	0	0,0	0,0	(489.7)	0,0	(0.1)	489.7	(0.1)
Net income (loss) for FY 2003	0	0,0	0,0	0,0	0,0	0,0	(37.7)	(37.7)
Balance as of Dec. 31, 2003/ 01.01.2004	**1,223,884**	**1,223.9**	**5,775.3**	**(1,481.4)**	**0.0**	**(0.1)**	**(37.7)**	**5,480.0**
Currency translation adjustment	0	0,0	0,0	0,0	(0.9)	0,0	0,0	(0.9)
Consolidation changes	0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
Capital contributions	6	0,0[2]	0.5	0,0	0,0	0,0	0,0	0.5
Changes not recognized in income	0	0,0	0,0	(37.7)	0,0	0.1	37.7	0.1
Net income (loss) for FY 2004	0	0,0	0,0	0,0	0,0	0,0	300.4	300.4
Balance as of Dec. 31, 2004	**1,223,890**	**1,223.9**	**5,775.8**	**(1,519.1)**	**(0.9)**	**0.0**	**300.4**	**5,780.1**

[1] EUR 26 thousand increase in subscribed capital.

[2] EUR 6 thousand increase in subscribed capital.

Notes to the consolidated financial statements.

Summary of accounting principles.

Commencing with the 2003 financial year, the consolidated financial statements of T-Online International AG, Darmstadt, Germany are prepared in compliance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB). IFRS 3 (Business Combinations) was applied with effect from January 1, 2004, in conjunction with the revised IAS 36 (Impairment of Assets) and the revised IAS 38 (Intangible Assets). The remaining International Accounting Standards (IASs) were applied as in the previous year. Due consideration was given to the statements of the International Financial Reporting Interpretations Committee (IFRIC).

The criteria for exemption from the obligation to prepare consolidated financial statements in compliance with German accounting rules pursuant to Sec. 292 a of the German Commercial Code (HGB) are met. The consolidated financial statements, in compliance with German Accounting Standard 1 issued by the German Accounting Standards Committee (DRSC), are also consistent with the European Union directive on consolidated accounts (Directive 83/349/EEC). To achieve equivalence with consolidated financial statements prepared in accordance with German commercial law, all material information and notes under German commercial law that extend beyond IASB rules are stated.

The consolidated statement of income is set out in the cost of sales format and the consolidated balance sheet is classified by the term of assets and liabilities. The primary basis of segmental reporting is geographical in accordance with IAS 14. As T-Online's combined business model is based on unified provision of service from access and non-access segments, there is no secondary segmental reporting by product.

The consolidated financial statements are prepared in euros (EUR). Items posted in millions of euros are reported as "EUR x.x million". Certain items in the consolidated balance sheet and the consolidated income statement have been combined for the sake of greater overall clarity, and in such cases the components are itemized in these notes.

The operating profit figure in the consolidated statement of income is operating profit before goodwill amortization. Goodwill amortization ceased in 2004, when IFRS 3 was applied for the first time. Operating profit is thus stated before goodwill to allow year-on-year comparisons unaffected by this change. To reconcile between operating profit before goodwill amortization and EBITDA, a separate disclosure is made in the notes for depreciation of property, plant and equipment, amortization of other intangible assets and other taxes, all of which are contained in EBITDA.

Assets and liabilities are reported in these consolidated financial statements on the basis of certain assumptions and estimates. Together with the risks and uncertainties stated by the Company, these impacted the measurement and classification of assets, liabilities, incomes and expenditures in the year under review. The assumptions and estimates primarily relate to recognition and measurement of goodwill and provisions and to the recoverability of deferred tax assets. The final outcomes may deviate from these estimates.

The parent company of T-Online—the company which prepares the consolidated financial statements for the largest corporate group of which T-Online forms a part—is Deutsche Telekom AG of Bonn, Germany. Deutsche Telekom AG's consolidated financial statements are deposited at Bonn Local Court (Amtsgericht). Deutsche Telekom AG held 73.93 percent of T-Online International AG as of December 31, 2004.

The financial statements of T-Online International AG and the consolidated financial statements of T-Online, both of which have been issued with an unqualified audit certificate by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, are published in the German Federal Gazette (Bundesanzeiger) and filed under HRB 7641 in the Commercial Register of Darmstadt Local Court.

Basis of consolidation.

The consolidated financial statements comprise the financial statements of T-Online International AG as the parent company and a total of 17 domestic (prior year: 5) and 24 foreign (prior year: 8) subsidiaries in which T-Online International AG holds either a direct or indirect majority stake. 28 companies were added to the consolidated group compared with the prior year. All but one of these were accounted for by the 27 companies (11 domestic and 16 foreign) of the Scout24 Group which was acquired in 2004.

Nine (prior year: eight) domestic and three (prior year: three) foreign joint ventures or companies in which T-Online directly or indirectly holds between 20 and 50 percent of the voting rights and has a significant influence are accounted for in the consolidated financial statements using the equity method. The largest of these is the 33.11 percent stake in Immobilien Scout GmbH (Berlin) acquired as part of Scout24 and notably the 21.35 percent stake in comdirect bank AG (Quickborn). With over 600,000 customers, comdirect bank AG leads the German online investment market and reported consolidated net profit (IFRS basis) of EUR 28.6 million for the first nine months of the 2004 fiscal year (2003 fiscal year: EUR 23.4 million). Its group equity (IFRS basis) as of September 30, 2004 was EUR 592.0 million. Berlin-based Immobilien Scout GmbH operates the leading German-language realty marketplace. With more than 170 million page impressions, over 30 million exposé views and over a million visitors per month, the site is by far the most heavily frequent realty portal on the Web.

T-Online's material associated companies are included on the basis of consolidated financial statements or annual financial statements prepared in accordance with IFRS.

Nine (prior year: six) largely inactive Group companies were not fully consolidated as they were not material to the net worth, financial position and results of the Group, whether singly or combined. They are accounted for in the consolidated financial statements in accordance with IAS 39.

T-Online completed its acquisition of the Scout24 Group in the first quarter of 2004. T-Online acquired all shares in Scout24 AG of Baar, Switzerland as of February 18, 2004 for a purchase consideration of EUR 145.4 million (including EUR 2.3 million in acquisition-related costs). An EUR 36.8 million shareholder loan was also taken over. Including the Scout24 Group to the T-Online Group accounts for the first time led to recognition of previously unrealized gains of EUR 41.8 million on brands (primarily AutoScout24 and FinanzScout24 brands), EUR 19.3 million on customer relationships, and EUR 19.9 million on the book value of the investment in Immobilien Scout GmbH. After deferred taxes, goodwill at the time of consolidation was EUR 96.4 million. The Scout24 Group generated revenues of EUR 83.9 million in 2004.

The changes in the basis of consolidation affected the consolidated balance sheet and the consolidated statement of income as follows:

Consolidated balance sheet.

Millions of €	Additions
Goodwill	96.4
Other intangible assets	65.1
Property, plant and equipment	1.5
Investments in associated companies	21.2
Other financial assets	1.4
Deferred tax assets	22.3
Trade accounts receivable	7.9
Other receivables/deferred income	4.1
Monetary assets	4.2
Assets	**224.1**
Provisions (primarily for deferred taxes)	7.6
Trade accounts payable	5.1
Other liabilities	58.2
Debt	**70.9**

Consolidated statement of income.

Millions of €	Additions
Net revenues	78.7
Cost of sales	(27.2)
Gross profit	51.5
Selling costs	(33.0)
Administrative costs	(15.7)
Other operating income/expenses	2.3
Financial income, net	(0.9)
Earnings before taxes	**4.2**
Income taxes	(11.8)
Net loss before minority interests	(7.6)
Net result applicable to minority shareholders	(0.5)
Group net loss	**(8.1)**
EBITDA	**7.6**

A list of the material Group and associated companies is provided subsequent to these notes. The full list of investment holdings is filed under HRB 7641 in the Commercial Register of Darmstadt Local Court (Amtsgericht). The list is available on request from T-Online Investor Relations in Darmstadt.

Consolidation principles.

Significant directly or indirectly held Group companies are included in the T-Online consolidated financial statements. The financial statements of T-Online and the subsidiaries are prepared using uniform accounting policies and certified by independent auditors. Significant associated companies are accounted for by the equity method if the Group holds between 20 and 50 percent of the shares and has a controlling influence.

Consolidation is performed in accordance with IAS 22/ IFRS 3 (Business Combinations), in which the purchase consideration for a newly acquired investment holding is offset against the shareholders' equity attributable to the parent company as of the acquisition. Any excess of the cost of the acquisition over the acquirer's equity stake after remeasurement to fair value and recognition of corresponding deferred taxes is capitalized as goodwill.

IFRS 3 (Business Combinations), the revised IAS 36 (Impairment of Assets) and the revised IAS 38 (Intangible Assets), all of which were issued during 2004, were applied by T-Online for the first time in the 2004 fiscal year. The material impact of this change is that goodwill is no longer amortized. Instead, goodwill is now subject to annual impairment testing (see note 17). No negative goodwill arose on consolidation of subsidiaries in past years.

Receivables, liabilities and contingent liabilities between consolidated companies are eliminated.

Any write-ups and write-downs on stakes in fully consolidated Group companies recognized in individual Group company financial statements are reversed in the consolidated financial statements. Revenues, income, expenses, receivables and liabilities generated between consolidated companies are eliminated. Inter-company elimination entries and discrepancies arising from the consolidation of inter-company debt are offset and posted to the income statement. Where consolidation procedures affect income, the income tax effects are accounted for and deferred taxes are recognized.

The cost of acquisition for associated companies accounted for by the equity method is adjusted to reflect any changes in shareholders' equity.

Foreign currency translation.

In Group companies' individual financial statements, receivables and liabilities denominated in foreign currencies are translated at the exchange rate applying on the transaction date. Any gains and losses arising due to exchange rate changes through the balance sheet date are recognized in the income statement.

On consolidation, the assets and liabilities of all foreign subsidiaries located outside the euro zone are translated into euros using the middle market rate in effect as of the balance sheet date. Income statement items are translated at weighted average exchange rates over the year. Currency translation adjustments are reported in equity as foreign exchange differences. If a Group company is removed from the consolidated accounts, the relevant currency translation adjustments are reversed and recognized in income.

Outside the euro zone, there are nine companies in Switzerland—Scout24 AG, seven other Scout24 Group companies and T-Online.ch AG—and one, AutoScout24 Scandinavia, in Sweden.

The exchange rates used for currency translation purposes are as follows:

	Exchange rate at the balance sheet date		Average exchange rate	
In €	Dec. 31. 2003	Dec. 31. 2004	2003	2004
100 Swiss francs	64.15	64.79	65.77	64.79
100 Swedish krona	11.02	11.09	10.96	10.96

Notes to the income statement.

:: 1 Net revenues.

Net revenues are posted net of value-added tax and sales-related deductions in the period in which they are received.

From the beginning of the 2004 fiscal year, T-Online has adopted a new revenue presentation to better reflect the Company's financial and strategic objectives. The total revenues figure reported in past years is now split up into three revenue components that will become increasingly important in future under T-Online's combined business model.

Accordingly, T-Online generates most revenues from subscription fees, usage fees, and online advertising and B2B services.

The "subscription fees" category comprises fixed monthly payments under subscription plans. In terms of the product portfolio strategy, this revenue component generally includes all established and mature end-consumer products. These take in all T-Online access plans with a basic charge. Increasingly, this category also includes non-access components, as monthly subscription fees are billed for products such as security packages, extra mailbox space and "Insider" subscription content plans.

The "usage fees" revenue category covering all non-subscription products is subject to far greater volatility and seasonal variation than subscription fee revenues. Usage fees comprise per-minute or volume-based access tariff components and non-access products such as video on demand, musicload.de, and all non-subscription revenues from e-commerce, paid content and services. The category generally includes all new products initially made available on a pay-per-use basis—many of which are modified to become subscription products at a later stage in the product life cycle if they are well received. Accordingly, products in the usage fees category tend to target customers who want to try T-Online products before they buy a subscription.

The third revenue category, "advertising/B2B", provides a clearer picture of T-Online's corporate business. The category combines online advertising—one of the upcoming market segments—with T-Online's increasingly important B2B segment. B2B comprises full product ranges, for example hosting, security products (secureVPN), and a content management service for business clients operating traffic-intensive portals.

Revenue under the portal agreement with Deutsche Telekom AG, which provides for constant annual payments to the end of its term in 2013, is likewise shown separately under Advertising/B2B revenues for transparency reasons. This revenue presentation better reflects the Company's financial and strategic objectives: T-Online's long-term goal is to increase revenues from the subscription fees category and hence the absolute share of less volatile revenues in the total by selling integrated products (for example bundling access with content and services) under its combined business model.

Revenues by segment are as follows:

In millions of €	2003	2004
Germany segment	**1,683.0**	**1,794.3**
Subscription fees	884.6	1,001.0
Usage fees	576.2	556.0
Advertising/B2B	222.2	237.3
Portal agreement with Deutschen Telekom AG (to 2013)	148.1	148.1
Remainder (Germany)	74.1	89.2
Rest of Europe segment	**170.6**	**230.1**
Subscription fees	127.6	161.9
Usage fees	29.0	33.2
Advertising/B2B	14.0	35.0
Consolidation	(2.4)	(12.6)
	1,851.2	**2,011.8**
Subscription fees	1,011.6	1,162.9
Usage fees	606.0	588.5
Advertising/B2B	233.6	260.4
Portal agreement	148.1	148.1
Remainder	85.5	112.3
	1,851.2	**2,011.8**

Subscription fees rose EUR 151.3 million compared with the prior year. This was mostly due to the increased number of customers with DSL tariffs. From December 31, 2003, the number of DSL customers increased by about 1.2 million to 3.6 million.

Usage fees decreased by 2.9 percent from the prior year to EUR 588.5 million. A key factor in this decrease was the migration of customers from narrowband tariffs with a larger usage-based share to broadband tariffs with a larger subscription share.

Advertising/B2B revenues were EUR 260.4 million, an increase of 11.5 percent or EUR 26.8 million from the prior year especially due to enlargement of the consolidated group. Factoring out the portal advertising agreement with Deutsche Telekom AG—which provides for constant annual payments of EUR 148.1 million until the end of its term in 2013—leaves an increase of 31.4 percent. The reason was intensified marketing cooperation with leading brand vendors.

:: 2 Goods and services purchased.

The cost of goods and services purchased was EUR 687.6 million (prior year: EUR 754.9 million) and was primarily attributable to the telecommunications services provided by Deutsche Telekom AG for the use of its Internet platform totaling EUR 507.2 million (prior year: EUR 603.0 million).

Thanks to the decrease in the cost of goods and services purchased and a simultaneous increase of 8.7 percent in net revenues, the gross margin increased by 6.6 percentage points over the prior year to 65.8 percent.

The decrease in goods and services purchased results from amendments to the Online Connect agreement which were agreed on August 30, 2004 with retrospective effect from April 1, 2004. The main changes in the agreement relate to purchase ordering rules in the narrowband and tariffs in the broadband sector.

:: 3 Other cost of sales.

The other cost of sales, over and above the goods and services purchased, of EUR 267.9 million (prior year: EUR 279.2 million) was incurred primarily in connection with personnel costs, depreciation and amortization and other costs necessary to product development and the provision of other T-Online services.

:: 4 Selling costs.

As in the previous year, the expenses necessary to recruit and support customers are the primary component of selling costs. Selling costs included sales commissions paid for customer recruitment through the existing sales channels and increasingly through new distribution channels, plus expenditure on advertising campaigns, promotional material and customer loyalty activities.

Selling costs were EUR 598.3 million, an increase of EUR 72.0 million from the prior year. The reasons included the broadband advertising campaigns conducted by T-Online International AG in the third quarter of 2004 and the Christmas campaign launched in November 2004. Under these campaigns, customers were refunded the set-up fees for T-DSL lines provided by Deutsche Telekom AG; the refunds are recognized in other assets and charged to revenues over the minimum contract term. Increased advertising for Musicload, video on demand and Bundesliga soccer also led to higher selling costs.

Millions of €	2003	2004
Customer service	164.9	161.8
Marketing	177.3	228.4
Billing service/receivables management	57.8	60.1
Commissions, cooperation bonuses and contributions to advertising costs	42.9	62.2
Other selling costs	83.4	85.8
	526.3	**598.3**

:: 5 Other operating income.

Other operating income is classified as follows:

Millions of €	2003	2004
Reversal of provisions and derecognition of liabilities for invoices outstanding	42.4	0.0
Disposal of t-info GmbH	23.6	0.0
Disposals of property, plant and equipment	0.1	0.8
On-charging of costs	4.2	1.5
Valuation of receivables	2.3	2.2
Currency translation	0.4	1.3
Derecognition of other liabilities	0.0	0.2
Other operating income not elsewhere specified	4.0	14.6
	77.0	**20.6**

Other operating income was EUR 20.6 million, a reduction of EUR 56.4 million from the prior year. Out-of-period income from reversal of provisions and derecognition of liabilities is no longer reported in this item. Instead, such income is charged in the amount of EUR 32.9 million to the costs for which the provisions and liabilities were recognized.

The impact of this change classified by function is as follows:

Millions of €	2004
Cost of sales	4.7
Selling costs	24.9
Administrative costs	3.3
	32.9

:: 6 Other operating expenses.

The other operating expenses of EUR 8.2 million (prior year: EUR 9.8 million) include losses from asset disposals in the year under review amounting to EUR 0.9 million (prior year: EUR 2.5 million), currency translation losses and capital transfer tax. Other operating expenses include EUR 0.8 million in out-of-period expenses.

:: 7 Goodwill amortization.

As a result of applying IFRS 3 for the first time, goodwill arising on consolidation is no longer amortized in T-Online Group financial statements as of January 1, 2004. Goodwill amortization in the prior year was EUR 353.9 million.

In the year under review, the entire goodwill of daybyday media GmbH was written off in the amount of EUR 4.4 million (see Note 17 on goodwill impairment testing).

:: 8 Net result from associated companies.

The change in the net result from associated companies from EUR 29.3 million in the prior year to EUR 10.6 million in the year under review is mostly due to two factors:

In the prior year, the net result from associated companies was affected by EUR 7.5 million in goodwill amortization, which is no longer charged following the first-time application of IFRS 3. Conversely, the prior year also saw a once-only EUR 34.0 million increase in the carrying amount of the shareholding in comdirect bank AG.

Factoring out the above two effects, the net result from associated companies increased by EUR 7.8 million, chiefly due to higher profit transfers from comdirect bank AG and Bild.T-Online and to the addition of Immobilien Scout.

:: 9 Interest income, net.

Net interest income consists of the following:

Millions of €	2003	2004
Interest and similar income of which from Group companies EUR 111.6 million (2003: EUR 105.3 million)	111.3	114.1
Interest and similar expenses of which to Group companies EUR 0.0 million (2003: EUR 0.0 million)	(0.4)	(1.4)
	110.9	**112.7**

The interest income results from fixed-term deposits invested with Deutsche Telekom AG and financial institutions.

:: 10 Taxes on income.

T-Online's tax expenses consist of the following:

Millions of €	2003	2004
Tax expense in Germany	(125.5)	(162.9)
Tax expense in other countries	0.0	(0.3)
Income tax refund from Deutsche Telekom AG	24.4	3.4
Current tax expense	**(101.1)**	**(159.8)**
Deferred tax expense in Germany	(62.8)	(10.0)
Deferred tax income/expense in other countries	67.0	(9.7)
Deferred tax income/expense	**4.2**	**(19.7)**
	(96.9)	**(179.5)**

Deferred taxes are recognized to account for the tax impacts of temporary differences between fiscal and IFRS financial statements, of consolidation and of realizable loss tax carry-forwards. Deferred taxes are accounted for using the balance sheet liability method in accordance with IAS 12 (revised 2000).They are measured at the tax rates that are expected to apply to the period when they are realized, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

T-Online International AG faces trade income tax at an average rate of around 16 percent deductible on assessment of corporate income tax. The corporate income tax rate is 25 percent (26.5 percent in the prior year under a law to help victims of the 2002 floods). An additional 5.5 percent 'solidarity surcharge' is levied on corporate income tax. For German-based companies, deferred taxes are measured according to the rate of trade tax levied at each company's domicile. A uniform tax rate of 39 percent was applied for German-based companies in the prior year. An average country-specific tax rate of between 21 and 35 percent according to domicile is applied for foreign companies.

The EUR 179.5 million (prior year: EUR 96.9 million) tax expense figure differs by EUR 7.9 million (prior year: negative EUR 74.9 million) from the EUR 187.4 million that would be expected had the domestic income tax rate been applied to Group income before tax.

The reasons for the difference between the expected and current income tax expense in the Group were as follows:

Millions of €	2003	2004
Earnings before taxes	56.4	480.4
Tax rate	39%	39%
Expected income tax expense	22.0	187.4
Reconciliation:		
Divergent tax burden	(3.5)	2.0
Proportion of tax for:		
Tax-free income	(6.3)	0.0
Non-deductible expenditure	124.7	(2.3)
Temporary differences and losses for which no deferred taxes were recognized in the past	(46.1)	(7.1)
Other tax effects	6.1	(0.5)
Current income tax expense	**96.9**	**179.5**

In the prior year, the non-deductible expenditure item mostly consisted of amortization on goodwill arising on consolidation and from equity accounting. This amortization is no longer charged from January 1, 2004.

:: 11 Income applicable to minority shareholders.

Income applicable to minority shareholders is EUR 0.5 million (compared with a EUR 2.8 million loss in the prior year). This mostly relates to income due to minority shareholders in the AutoScout24 Group and Scout24 Schweiz AG.

:: 12 Earnings per share.

The earnings per share figures for each period are calculated in accordance with IAS 33 by dividing Group net income by the number of shares in circulation.

		2003	2004
Group net loss/income	Millions of €	(37.7)	300.4
Average number of shares over the year	(thousands)	1,223,862	1,223,889
Loss/Earnings per share	(€)	(0.03)	0.25

:: 13 Personnel costs/average number of employees.

The personnel costs consist of the following:

Millions of €	2003	2004
Salaries	135.8	155.3
Social security contributions, pension contributions and other benefits	30.2	33.3
of which pension-related EUR 6.0 million (prior year: EUR 4.5 million)		
	166.0	**188.6**

Pension costs are calculated and reported for direct and indirect pension obligations on an actuarial basis using the projected unit credit method, in accordance with international practice and IAS 19 (Employee Benefits). This method works on the basis of the total present value of the future benefit obligations accumulated during the year under review, and takes into consideration expected future increases in statutory retirement benefits and in wages and salaries. The pension commitments are shown in detail under Note 28.

The average number employed at T-Online continued to grow in the year under review, mostly due to additions to the consolidated group.

Number of employees (annual average).

Number	2003	2004
Salaried employees	**2,618**	**2,921**
Trainees/interns	63	81

:: 14 Depreciation and amortization.

Depreciation and amortization is based on the useful lives shown under notes 16 and 18 in the notes to the consolidated balance sheet.

Depreciation and amortization consists of the following:

Millions of €	2003	2004
Amortization of intangible assets	36.3	50.7
Depreciation of property, plant and equipment	36.9	51.5
	73.2	**102.2**

The depreciation and amortization charges classified by functional cost are as follows:

Millions of €	2003	2004
Costs of sales	46.6	61.9
Selling costs	21.1	36.0
Administrative costs	5.4	4.3
Other operating expenses	0.1	0.0
	73.2	**102.2**

The sum total of depreciation and amortization includes EUR 5.0 million in impairment charges, comprising EUR 4.4 million on IT systems and EUR 0.6 million on self-produced software whose book value was above fair value as of the reporting date.

:: 15 Other taxes.

Other taxes totaled EUR 2.9 million (prior year: EUR 0.6 million). They primarily comprise capital transfer tax in the year under review.

Notes to the consolidated balance sheet.

:: 16 Intangible assets.

In addition to concessions, industrial rights and similar rights and assets, intangible assets include self-developed intangible assets. They also include Scout24 Group intellectual property and customer relationships recognized on initial consolidation.

Goodwill and previously unrealized gains recognized for brands on acquisition of the Scout24 Group have indefinite useful lives and ceased to be amortized in the 2004 fiscal year. They are now impairment tested on an annual basis instead (see note 17). If impairment testing shows an asset's book value to be below fair value, the asset's book value is reduced.

The intellectual property acquired with Scout24 is ascribed an indefinite useful life because T-Online plans to use the brands involved for an indefinite time span and there are no constraints on their indefinite use.

Purchased intangible assets—essentially software—are capitalized at cost and amortized over their useful lives of three to seven years.

Development costs of self-developed assets are capitalized at cost provided the asset is economically usable and the costs can be reliably measured. These costs are amortized over a useful life of three years.

If the criteria for capitalization are not met, costs are immediately recognized as an expense.

Expensed research and development costs were EUR 37.8 million in the year under review (prior year: EUR 44.6 million).

The changes in intangible assets in the year under review are shown in the table below.

Millions of €

	Goodwill	Brands	Concessions, industrial rights and similar assets, and licenses in such rights and assets	Self-developed intangible assets	Advance payments made	Total
Cost as of Jan. 1, 2004	**2,416.9**	**0.0**	**103.8**	**39.9**	**4.2**	**2,564.8**
Currency translation adjustments	0.0	0.0	0.2	0.0	0.0	0.2
Consolidation changes	0.0	41.8	32.2	0.0	0.0	74.0
Additions	103.5	0.0	34.5	11.0	3.9	152.9
Disposals	0.0	0.0	1.2	0.1	0.1	1.4
Reclassifications	0.0	0.0	2.6	0.0	(2.6)	0.0
Cost as of Dec. 31, 2004	**2,520.4**	**41.8**	**172.1**	**50.8**	**5.4**	**2,790.5**
Depreciation and amortization as of Jan. 1, 2004	**1,268.0**	**0.0**	**61.7**	**20.8**	**0.0**	**1,350.5**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.0	0.0	8.9	0.0	0.0	8.9
Scheduled additions	0.0	0.0	36.9	13.2	0.0	50.1
Unscheduled additions	4.4	0.0	0.0	0.6	0.0	5.0
Disposals	0.0	0.0	0.7	0.0	0.0	0.7
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0
Write-ups	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization as of Dec. 31, 2004	**1,272.4**	**0.0**	**106.8**	**34.6**	**0.0**	**1,413.8**
Net carrying amount as of Dec. 31, 2004	**1,248.0**	**41.8**	**65.3**	**16.2**	**5.4**	**1,376.7**
Net carrying amount as of Dec. 31, 2003	1,148.9	0.0	42.1	19.1	4.2	1,214.3

Material amounts for goodwill as of the balance sheet date comprised EUR 873.2 million for T-Online France, EUR 256.5 million for Ya.com and EUR 103.5 million for the Scout24 companies. The entire goodwill of daybyday media GmbH was written off in the amount of EUR 4.4 million in the year under review.

:: 17 Goodwill impairment testing.

T-Online applied IFRS 3 from the beginning of the 2004 fiscal year. The new standard results in a material change regarding goodwill acquired in business combinations. After initial measurement, acquired goodwill is no longer amortized. Instead, it is tested at least once a year for impairment and any impairment losses are recognized.

In impairment testing, the recoverable amount of the cash-generating unit (CGU) to which goodwill belongs is compared with its carrying amount. If the CGU's carrying amount is greater than its recoverable amount, the difference is recognized as an impairment loss.

A CGU is identified as the level within the Company at which the profits of an acquisition and hence its goodwill are monitored.

In the T-Online Group, seven divisions of the Scout24 Group, the subgroups T-Online France and Ya.com, and all other fully consolidated subsidiaries are each classified as a CGU, among other things because they generate cash inflows that are independent from other CGUs. T-Online measures a CGU's recoverable amount as fair value less costs to sell. As a market price cannot be determined, fair value less costs to sell is measured by using the discounted cash flow (DCF) method.

Cash flows are estimated for this purpose from each CGU's ten-year budget (2005 to 2014) incorporating assumptions about attainable market shares, market and customer trends, revenues, operating costs and capital expenditure. To obtain the recoverable amount, the resulting free cash flows are discounted using the weighted average cost of capital (WACC) matching the applicable target capital structure. For years beyond the budget period, a perpetuity is discounted to the measurement date to give a terminal value.

T-Online tests for impairment with a measurement date of September 30 each year.

Regarding material assumptions made when measuring recoverable amounts for CGUs, the average growth rates for revenues, gross margins, etc. are based on past figures combined with market forecasts adjusted in line with the respective growth-oriented business strategy. The EBITDA margins of the material CGUs at the end of the budgeting period are largely in the same range as that of T-Online International AG in the year under review.

Due to the special nature of the Internet sector and T-Online's growth objectives, additions and enhancements to the combined business model under the triple-play strategy are expected to create added growth stimulus over the budgeting timeframe. This makes terminal values particularly important in measuring the recoverable amount of material CGUs. The growth rates that T-Online assumes for budgeting purposes slightly exceed the growth forecasts for the respective economies. The discount factor used in measurement is 9.11 percent.

:: 18 Property, plant and equipment.

Property, plant and equipment is valued at cost less depreciation on a straight-line basis. An impairment loss is recognized if there is cause to reduce the carrying amount of a fixed asset (see note 14).

The useful life for depreciation varies according to the type of asset:

	Number of years
Buildings on land owned by third parties	5–10
Information processing facilities	3–5
Motor vehicles	5–6
Other equipment, plant and office equipment	5–13

Expenditure on repairs and maintenance are expensed when incurred and classified according to source.

Upon sale or disposal of non-current assets, their carrying amount (cost less depreciation) is derecognized, and the difference between the carrying amount and the proceeds on disposal is recognized as income or expense.

The changes in property, plant and equipment in the year under review are shown in the table below.

Millions of €

	Buildings on land owned by third parties	Other equipment, plant and office equipment	Advance payments made	Total
Cost as of Jan. 1, 2004	**4.0**	**186.6**	**2.6**	**193.2**
Currency translation adjustments	0.0	0.0	0.0	0.0
Consolidation changes	0.3	6.7	0.0	7.0
Additions	18.2	50.6	2.5	71.3
Disposals	0.0	36.3	0.5	36.8
Reclassifications	0.0	0.0	0.0	0.0
Cost as of Dec. 31, 2004	**22.5**	**207.6**	**4.6**	**234.7**
Depreciation as of Jan. 1, 2004	**2.8**	**86.8**	**0.0**	**89.6**
Currency translation adjustments	0.0	0.0	0.0	0.0
Consolidation changes	0.2	5.1	0.0	5.3
Scheduled additions	0.7	46.4	0.0	47.1
Unscheduled additions	0.0	4.4	0.0	4.4
Disposals	0.0	25.8	0.0	25.8
Reclassifications	0.0	0.0	0.0	0.0
Write-ups	0.0	0.0	0.0	0.0
Depreciation as of Dec. 31, 2004	**3.7**	**116.9**	**0.0**	**120.6**
Net carrying amount as of Dec. 31, 2004	**18.8**	**90.7**	**4.6**	**114.1**
Net carrying amount as of Dec. 31, 2003	1.2	99.8	2.6	103.6

The figures for buildings on land owned by third parties refer to construction work carried out in rented buildings.

Assets under finance leases are reported in property, plant and equipment with a carrying amount of EUR 1.9 million (December 31, 2003: EUR 3.1 million) as of the balance sheet date.

Additions to property, plant and equipment totaled EUR 71.3 million in 2004 (prior year: EUR 47.0 million). The increase from the prior year relates to completion of the new T-Online International AG headquarters in Darmstadt and mostly consists of improvements made to rented property.

:: 19 Financial assets.

Assets available for sale included in investments in Group companies are valued at cost in accordance with IAS 39. As of December 31, 2004, most of these are inactive companies for which a fair value cannot be reliably determined.

With one exception, all investments reported under investments in associated companies are valued using the equity method. A significant portion of these is accounted for by the 21.35 percent stake in comdirect bank AG, the 37 percent stake in Bild.T-Online.de AG & Co. KG and the 33.11 percent stake in Immobilien Scout GmbH acquired in the year under review.

The carrying amounts of stakes in associated companies include goodwill of EUR 53.2 million, mostly for Bild.T-Online.de AG & Co. KG and Immobilien Scout GmbH.

The stock market value of the stake in comdirect was EUR 214.8 million or EUR 7.16 per share at December 31, 2004. By contrast, T-Online carries the stake on its balance sheet at the equivalent of EUR 4.26 per share.

Other financial assets comprise other equity investments and loans to Group and associated companies. These assets are reported at cost in accordance with IAS 39.

The full list of investment holdings is filed under HRB 7641 in the Commercial Register of Darmstadt Local Court.

The changes in financial assets in the year under review are shown in the table below.

Millions of €	Investments in Group companies	Investments in associated companies	Other equity investments	Long-term loans to Group companies	Long-term loans to associated companies	Other financial assets	Total
Cost as of Jan. 1, 2004	**0.1**	**692.2**	**2.2**	**0.0**	**2.3**	**0.0**	**696.8**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.5	30.5	0.0	1.3	0.0	0.1	32.4
Additions	0.0	7.4	0.0	0.1	0.0	0.0	7.5
Disposals	0.0	0.7	0.0	0.0	0.0	0.0	0.7
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cost as of Dec. 31, 2004	**0.6**	**729.4**	**2.2**	**1.4**	**2.3**	**0.1**	**736.0**
Depreciation and amortization as of Jan. 1, 2004	**0.0**	**530.0**	**2.2**	**0.0**	**0.0**	**0.0**	**532.2**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.5	9.3	0.0	0.0	0.0	0.0	9.8
Additions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Write-ups	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization as of Dec. 31, 2004	**0.5**	**539.3**	**2.2**	**0.0**	**0.0**	**0.0**	**542.0**
Net carrying amount as of Dec. 31, 2004	**0.1**	**190.1**	**0.0**	**1.4**	**2.3**	**0.1**	**194.0**
Net carrying amount as of Dec. 31, 2003	0.1	162.2	0.0	0.0	2.3	0.0	164.6

:: 20 Deferred taxes.

Deferred taxes are accounted for in accordance with IAS 12. Accordingly, deferred taxes are recognized for future positive and negative tax balances arising from temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred taxes are also recognized for expected tax savings from the utilization of tax loss carryforwards.

Deferred taxes are only recognized for a tax loss carryforward if it appears probable that the Group company will generate sufficient taxable earnings to utilize the carryforward. Although there are no time restrictions on the use of tax loss carryforwards in Germany, some foreign subsidiaries are subject to country-specific restrictions in this regard. These are taken into account in measurement.

EUR 31.7 million (December 31, 2003: EUR 9.0 million) in deferred tax assets on tax loss carryforwards went unrecognized as of December 31, 2004 as it did not appear probable that the foreign subsidiaries concerned would be able to utilize time-limited loss carryforwards totaling EUR 142.9 million (December 31, 2003: EUR 30.4 million).

The EUR 26.1 million increase in deferred tax assets compared with December 31, 2003 is mostly due to additions to the consolidated group.

The increase in deferred tax liabilities reflects deferred taxes on initial recognition of previously unrealized gains on customer relationships and intellectual property at the Scout24 Group plus deferred taxes on the accrual for refunds of set-up fees for T-DSL lines.

The recognized deferred tax assets and liabilities affect the following balance sheet items:

Millions of €	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	27.0	8.6	30.5	6.3
Property, plant and equipment	0.5	0.0	1.3	1.4
Current assets	0.0	0.0	0.0	15.1
Provisions	1.4	0.0	2.4	0.0
Other liabilities	0.1	0.0	0.0	0.2
Tax loss carryforwards	158.0	0.0	175.9	0.0
Consolidation	(2.2)	0.0	0.8	16.7
	184.8	**8.6**	**210.9**	**39.7**

The recognition of deferred tax assets for foreign subsidiary tax loss carryforwards is based on business plans making it probable that taxable earnings will be available against which the carryforwards can be utilized.

The table below shows tax loss carryforwards not utilized to date classified by the number of years over which they can be carried forward, for the year under review compared with December 31, 2003.

Millions of €	Dec. 31, 2003	Dec. 31, 2004
Up to one year	0.0	2.6
Up to two years	0.0	3.1
Up to three years	0.8	12.7
Up to four years	6.4	50.4
Up to five years	14.5	23.0
Up to six years	5.4	11.5
More than six years	116.9	13.7
No limit	338.8	547.1
	482.8	**664.1**

In the opinion of the German tax authorities, the planned merger of T-Online International AG into Deutsche Telekom AG would result in a transfer of majority interests in domestic subsidiaries as defined in Sec. 8(4) of the German Corporate Tax Act (KStG). Under other sections of the same Act, there is a risk of losing EUR 47 million in domestic company tax loss carryforwards underlying deferred tax assets on the balance sheet.

:: 21 Receivables and other assets.

Receivables and other current assets are posted at nominal value. Impairment losses are recognized as necessary to provide for foreseeable specific credit risks and general empirical credit risk. Due to their short terms, the carrying amounts approximate to market values. Receivables and other assets consist of the following:

Millions of €	Dec. 31, 2003	Dec. 31, 2004
Trade accounts receivable	164.9	147.5
Receivables from Group companies	3,827.7	4,126.1
Receivables from associated companies	2.6	1.4
Other current assets	20.8	76.6
	4,016.0	**4,351.6**

The receivables from Group companies largely consist of receivables from Deutsche Telekom AG amounting to EUR 4,112.9 million (December 31, 2003: EUR 3,819.2 million). The largest proportion of the above receivables is accounted for by fixed-term deposits amounting to EUR 4,002.0 million (December 31, 2003: EUR 3,791.0 million). Of these, fixed-term deposits amounting to EUR 1,184.2 million (December 31, 2003: EUR 1,215.8 million) have maturities of between 12 and 30 months as of December 31, 2004 and are therefore posted under non-current assets. Also reported under short-term receivables from Group companies are receivables totaling EUR 38.7 million (December 31, 2003: EUR 24.4 million) resulting from accrued interest on the funds invested with Deutsche Telekom AG.

The EUR 55.7 million increase in other current assets consists of an accrual for refunds of set-up fees for T-DSL lines; this is charged to revenues over the minimum contract term.

Under the inter-company receivables purchase agreement (see note 38) between T-Online International AG and Deutsche Telekom AG, T-Online has no significant valuation allowances for accounts receivable.

:: 22 Liquid assets and marketable securities.

The liquid assets and marketable securities consist of the following:

Millions of €	Dec. 31, 2003	Dec. 31, 2004
Cash in banks	260.9	112.0
Petty cash	0.0	0.0
Marketable securities	0.4	0.4
	261.3	**112.4**

All liquid assets have an original term of up to three months.

The marketable securities are posted at fair value in accordance with IAS 39.

:: 23 Shareholders' equity.

The changes in shareholders' equity in the Group are shown in the consolidated statement of shareholders' equity preceding the notes to the consolidated financial statements.

As of December 31, 2004, a maximum of EUR 771.3 million is available for dividend payouts by T-Online International AG. The Board of Management proposes a dividend appropriation of EUR 0.04 for each eligible no-par-value share to be paid out of T-Online International AG's net income available for distribution of EUR 159.3 million for 2004. This represents a total dividend payout of EUR 49.0 million, the remaining EUR 110.3 of net income available for distribution to be carried forward.

:: 24 Subscribed capital.

As of December 31, 2004, the subscribed capital of T-Online International AG was EUR 1,223,890,578, divided into 1,223,890,578 registered no-par-value shares. Each share entitles the holder to one vote.

The Board of Management is authorized, provided it has the Supervisory Board's consent, to increase the nominal capital stock on a single or on several occasions (in tranches) by a total of up to EUR 611,929,144 in the period through May 30, 2006, by issuing new stock in return for cash or non-cash contributions.

At the Ordinary Shareholders' Meeting of May 19, 2004, the contingent capital for granting stock options on T-Online shares under the 2001 stock option program (Contingent Capital II) was reduced by EUR 46,562,885, from EUR 50,973,590 to EUR 4,410,705. The contingent capital under the 2000 stock options plan (Contingent Capital I) remained unchanged at EUR 214,473. In the year under review, 5,879 T-Online shares with an arithmetical nominal value of EUR 1 per share were issued from Contingent Capital II, thereby increasing subscribed capital by EUR 5,879. As a result, Contingent Capital II was reduced to EUR 4,404,826 as of the balance sheet date.

By resolution of the Ordinary Shareholders' Meeting on May 19, 2004, the Board of Management of T-Online International AG was authorized to arrange for the company to purchase its own shares in the period through November 18, 2005 pursuant to Sec. 71 (1) 8 of the Stock Corporations Act (AktG), up to a limit of 10 percent of the capital stock at the time of the resolution, i. e. up to EUR 122,388,469.90. T-Online International AG did not hold any of its own stock as of December 31, 2004.

As of December 31, 2004, Deutsche Telekom AG held 73.93 percent of T-Online International AG.

:: 25 Additional paid-in capital.

Group additional paid-in capital exceeds the amount reported by T-Online International AG in its separate-company financial statements by EUR 2,801.3 million. This is due to acquired stock in subsidiaries being measured at the fair value of T-Online shares tendered as non-cash contributions to capital. The valuation in the financial statements of T-Online International AG is at the nominal value of T-Online stock.

Under the 2001 stock option plan, 5,879 stock options were exercised at a price of EUR 10.35 during the year under review. The additional paid-in capital of T-Online International AG increased by a total of EUR 54,968.65, equal to the premium paid over and above the nominal value of EUR 1 per share.

As trustee for the stock swap effected at the time of the Ya.com acquisition, Dresdner Bank took over T-Online shares in trust for Ya.com employees in 2000, to be released on attainment of certain targets. In the reporting year, Dresdner Bank disposed of 63,929 of these shares on instruction from T-Online and remitted the EUR 531,063.02 proceeds of the disposal to T-Online since the condition for their release to Ya.com employees had expired. Because this remittance amounted to an indirect payment by Ya.com shareholders to T-Online that was causally related to the issue of T-Online shares, the proceeds of the disposal were taken to additional paid-in capital as a share premium.

:: 26 Revenue reserves.

The T-Online Group's revenue reserves decreased by EUR 37.7 million due to reclassification of the prior-year group net loss. In the prior year, as part of the accounting treatment of a foreign currency hedge in accordance with IAS 39, a negative EUR 0.1 million had been charged to the Revaluation of Financial Instruments item without affecting income. This reserve was reversed to income in the year under review on maturity of the forward contract.

:: 27 Share-based payment.

T-Online continues to account for stock options in accordance with US GAAP having decided against early application of IFRS 2 (Share-based Payment). Stock options issued by way of a contingent capital increase are reported when the options are exercised, not when granted. When options are exercised, the amount due to the company is accounted for by writing the amount of the associated nominal capital increase to subscribed capital and any remainder to additional paid-in capital. In the year under review, additional paid-in capital increased by EUR 54,968.65 due to the exercise of 5,879 stock options under the 2001 stock options program (see notes 24 and 25).

T-Online will apply IFRS 2 from the beginning of the 2005 fiscal year. For grants of equity instruments (including stock) under stock option plans where the grant date precedes November 7, 2002, IFRS 2 does not apply and so no personnel expense is recognized. As T-Online did not grant any stock options after November 7, 2002, there would still have been no personnel expense to recognize if it had applied IFRS 2 in 2004.

2000 stock option plan.

T-Online International AG offered certain employees stock options for the first time in 2000. Based on the authorization of the Shareholders' Meeting of March 2000, T-Online granted participants in the plan 214,473 options covering 214,473 shares on July 6, 2000, at a subscription price of EUR 37.65. These options expire July 6, 2005. In March 2000 the Shareholders' Meeting resolved to make a total of 20,000,000 shares available as contingent capital for the future issue of options in the 2000 stock option plan. At the May 30, 2001 Shareholders' Meeting, the contingent capital increase was scaled back to EUR 214,473.

None of the options granted under the 2000 stock option plan have been exercised to date, since the options do not qualify to be exercised until both an absolute and a relative performance target have been met at least once during the period from July 7, 2002 to July 6, 2005. To fulfill the absolute performance target, the 30-day moving average of T-Online's closing stock price in Deutsche Börse AG's Xetra electronic trading system must exceed the predetermined strike price by more than 40 percent.

The relative target is defined in terms of T-Online stock's price performance set against the Dow Jones Euro Stoxx Telecom® index. Before the options qualify to be exercised, the price of T-Online stock subsequent to the expiry of the two-year lock-up period—adjusted for dividends, subscription rights or other special entitlements to reflect total shareholder return—must outperform the Dow Jones Euro Stoxx Telecom® index by more than 20 percent on a 30-day moving average basis.

The weighted average residual term of the options outstanding as of December 31, 2004 was six months.

The changes associated with the stock options held under the 2000 stock option plan since the year of issue are summarized below:

2000 stock option plan.

	2000		2001		2002		2003		2004	
Options (thousands)	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €
Outstanding stock options at beginning of year	**0**	**-**	**214**	**37.65**	**214**	**37.65**	**209**	**37.65**	**121**	**37.65**
Granted	214	37.65	0	–	0	–	0	–	0	–
Exercised	0	–	0	–	0	–	0	–	0	–
Expired	0	–	0	–	5	37.65	88	37.65	4	37.65
Outstanding stock options at end of year	**214**	**37.65**	**214**	**37.65**	**209**	**37.65**	**121**	**37.65**	**117**	**37.65**
Exercisable at year end	0	–	0	–	0	–	0	–	0	–

2001 stock option plan.

To pave the way for the 2001 stock option plan, the Ordinary Shareholders' Meeting on May 30, 2001 voted to increase the value of T-Online International AG's contingent capital by EUR 51,000,000, authorized the Supervisory Board to issue options to members of the Board of Management, and also authorized the Board of Management to issue these options to senior management below board level. Entitled staff include directors, senior managers and selected specialists at T-Online International AG, as well as members of the Board of Management, executive managers and other directors, senior managers and selected specialists at other Group companies in Germany and abroad in which T-Online International AG directly or indirectly holds a majority stake.

The stock option plan was established as a premium-priced plan. For an option to be exercised, the strike price must be paid. The strike price is set at a premium of 25 percent above a reference stock price. The reference price is the unweighted average closing price of T-Online's stock in Deutsche Börse AG's Xetra trading at the Frankfurt Stock Exchange (or on any successor trading system) on the 30 trading days immediately preceding the granting of the option. In the event that the average closing price as described above is lower than the closing price of the T-Online stock in Deutsche Börse AG's Xetra trading (or successor system) on the option's day of issue, this closing price will be used as the reference stock price instead.

The options were granted for 2001 and 2002 in annual tranches.

Exercise entitlements stipulate that exactly half the options granted to an authorized plan participant on a particular date are subject to a lock-up period of two years from that date. The other half are subject to a longer lock-up period of three years from the granting date. The options expire ten years after their issue date. This means option rights granted in the first tranche in 2001 will lapse irrevocably, without substitution or compensation, no later than August 12, 2011, and those granted in the second tranche in 2002 no later than July 14, 2012. The weighted average residual term of the options outstanding under the 2001 plan as of December 31, 2004 was approximately seven years.

On the basis of the authorization by the Shareholders' Meeting in May 2001, 2,369,655 options were granted in the first tranche of the 2001 plan on August 13, 2001. In the second tranche, 2,067,460 options were granted on July 15, 2002. The strike price, which serves as a performance target, was EUR 10.35 (the reference price of EUR 8.28 plus 25 percent) for the first tranche and EUR 10.26 (EUR 8.21 plus 25 percent) for the second.

The 2004 Shareholders' Meeting voted to withdraw the Supervisory Board's and Board of Management's authorization to grant further options under the 2001 stock option plan and to reduce the amount designated as Contingent Capital II.

Out of the 2001 tranche, 26,410 stock options were exercised in the 2003 fiscal year and 5,879 in the 2004 fiscal year (see notes 24 and 25 for the corresponding equity disclosures).

The changes associated with the stock options held under the 2001 stock option plan since the year of issue are summarized below:

2001 stock option plan.

	2001		2002		2003		2004	
Options (thousands)	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €
Outstanding stock options at beginning of year	**0**	**-**	**2,348**	**10.35**	**4,415**	**10.31**	**4,185**	**10.31**
Granted	2,369	10.35	2,067	10.26	0	–	0	–
Exercised	0	–	0	–	26	10.35	6	10.35
Expired	21	10.35	0	–	204	10.33	311	10.32
Outstanding stock options at end of year	**2,348**	**10.35**	**4,415**	**10.31**	**4,185**	**10.31**	**3,868**	**10.31**
Exercisable at year end	0	–	0	–	1,062	10.35	2,893	10.32

Mid-term incentive plan 2004.

In the 2004 fiscal year, T-Online introduced a mid-term incentive plan (MTIP 2004) for the first time to secure overall compensation in line with market standards for members of the Board of Management and other senior managers. MTIP 2004 gives T-Online International AG and participating subsidiaries a global, Group-wide compensation instrument that promotes medium and long-term value growth and so aligns management and stockholder interests.

The plan came into effect as of January 1, 2004 for a term of three years ending December 31, 2006. The intention is to offer the plan annually on a revolving basis for five years. An annual decision is made regarding whether to reoffer the plan and to determine details such as the precise targets to be attained.

The MTIP is a cash-based plan. Participants are offered an award from the respective company consisting of a specified sum of money to be paid out at the end of the plan subject to attainment of two previously defined targets.

MTIP 2004 is based on two equally weighted stock-based success criteria—one absolute, one relative. If both targets are met, the entire award is paid out; if one is met, 50 percent of the award is paid out; if neither is met, there is no payout.

The absolute target is met if the price of T-Online stock at the end of the plan is at least 30 percent above the price of T-Online stock at the beginning of the plan. The price is defined for these purposes as the unweighted average closing price of T-Online stock, over the 20 stock market trading days preceding the beginning and end of the plan, in the Xetra electronic trading system operated by Deutsche Börse AG. The T-Online stock price thus defined was EUR 10.30 at the beginning of the plan. Accordingly, the target is met if the average price of T-Online stock attains at least EUR 13.39 over the stipulated period before the end of the plan.

The relative target is met if the percentage gain in the T-Online stock price exceeds the percentage gain in the TecDAX index over the plan's three year duration. Its attainment is measured by comparing the unweighted average price of T-Online stock (closing prices of T-Online stock in the Xetra trading system) and unweighted average level of the TecDAX over the 20 stock market trading days before the beginning and end of the plan. The index stood at 546.804 points at the beginning of the plan.

The Presiding Committee of the T-Online International AG Supervisory Board verifies the attainment of the relative and absolute targets for the Board of Management at the end of the plan. Based on the Supervisory Board Presiding Committee's findings, the Board of Management announces the attainment of the targets uniformly for T-Online International AG and all participating companies.

A provision of EUR 0.1 million was recognized for MTIP 2004 in the year under review.

:: 28 Provisions for pensions and similar obligations.

T-Online's pension obligations towards its employees include both direct pension commitments to its employees by T-Online International AG and certain subsidiaries and indirect commitments by Deutsche Telekom AG's occupational pension support fund, Deutsche Telekom AG Betriebsrenten-Service e.V. (DTBS).

Pension provisions are accounted for using the projected unit credit method prescribed in IAS 19 (Employee Benefits). This method takes account of both pensions and pension entitlements (service cost) known on the balance sheet date and expected future increases in pensions, wages and salaries.

The aggregate costs in the current year comprise the service cost—normal costs of pensions and pension entitlements added in the financial year—and interest cost less the return on assets held to meet pension obligations.

The level of future pension obligations was assessed using actuarial methods that take account of the biometric accounting principles applied by Dr. Klaus Heubeck, as well as the following basis of computation:

in %	2003	2004
Discount rate	5.25	5.25
Projected increase in salaries	2.75-3.50	2.75-3.50
Expected return on assets	5.50	5.50
Projected increase in statutory pensions	1.00-1.50	1.00-1.50

On this basis, the pension obligations reported in the balance sheet are:

Millions of €	Dec. 31, 2003	Dec. 31, 2004
Direct pension obligations	9.0	12.5
Indirect pension obligations	1.1	0.9
Unfunded accrued pension cost	**10.1**	**13.4**

As a general rule, the benefits due to employees through the direct arrangements are scaled on the basis of salary levels and years of service. On the basis of these commitments, T-Online credits corresponding amounts to capital accounts for employees.

The indirect pension obligations relate to employees T-Online had taken over from Deutsche Telekom AG who at the time of their switch had been making compulsory contributions to the Versorgungsanstalt der Deutschen Bundespost (VAP) pension scheme and for whom the DTBS pension scheme was established at Deutsche Telekom on August 1, 1997 as a support fund for their pension entitlements.

The benefit commitments that T-Online International AG assumed from the VAP in the course of the employee transfer are governed by a collective agreement which, among other things, provides for new arrangements that take due account of the vested rights accumulated by past contributions to the VAP. The new agreement leaves the benefits due to retirees and employees approaching retirement unchanged. These commitments are settled indirectly through the DTBS.

The vested benefit entitlements of younger employees (under 35 years) were converted, according to a formula depending on the number of years they had contributed to the former plan, into an initial amount for a cash balance plan managed by T-Online International AG via a capital account. These benefit entitlements are thus due directly from T-Online International AG and are attributed to the direct pension commitments. T-Online International AG credits annual amounts to this account.

The changes in the accumulated benefit obligation and the plan assets outsourced to external pension funds are as follows:

Millions of €	2003	2004
Defined benefit obligation		
Defined benefit obligation as of January 1	9.1	13.2
Service cost (for newly accrued entitlements)	2.1	3.1
Interest cost (for existing entitlements)	0.5	0.7
Adjustment for increased number of employees	0.7	0.0
Adjustment for unrecognized actuarial gains/losses	1.5	0.2
Business combination	(0.7)	(0.5)
Obligations assumed by other pension funds	0.0	0.0
Defined benefit obligation as of December 31	13.2	16.7
Plan assets		
Plan assets as of January 1 (at fair value)	1.4	1.1
Actual return on plan assets	0.1	0.1
Employer contributions to external pension bodies	0.2	0.2
Plan asset transfer	(0.6)	(0.2)
Plan assets as of December 31 (at fair value)	1.1	1.2
Financing status		
Defined benefit obligation	13.2	16.7
Plan assets	(1.1)	(1.2)
Pension obligation in excess of assets	12.1	15.5
Actuarial gains/losses not yet recognized	(2.0)	(2.1)
Unfunded accrued pension cost	10.1	13.4

The pension expenses from direct and indirect pension arrangements are all posted to costs of sales and to selling and administrative costs, and consist of the following:

Millions of €	2003	2004
Service cost (for newly accrued entitlements)	2.1	3.1
Interest cost (for existing entitlements)	0.5	0.7
Expected return on assets from the DTBS plan (return on plan assets)	(0.1)	(0.1)
Amortization	0.0	0.1
Periodic pension cost	**2.5**	**3.8**
Extraordinary expenses due to increase in the number of employees and to employees' own contributions	0.7	0.0
Net periodic pension cost	**3.2**	**3.8**

:: 29 Other short-term provisions.

Under IAS 37, a provision is recognized if there is a present obligation to a third party as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Other provisions changed as follows during the year under review:

Millions of €	Obligations relating to employees	Other provisions not elsewhere specified	Total
Jan. 1, 2004	10.4	54.5	64.9
Currency translation adjustments	0.0	0.0	0.0
Appropriation	10.5	5.0	15.5
Utilization	(6.8)	(19.5)	(26.3)
Reversal	(0.1)	(1.1)	(1.2)
Consolidation changes	0.0	0.2	0.2
Dec. 31, 2004	**14.0**	**39.1**	**53.1**

The other provisions not elsewhere specified relate to risks arising from ongoing legal disputes and expected legal costs, and costs of restoration obligations.

An outflow of resources is expected in the subsequent year for the recognized provisions.

:: 30 Liabilities and deferred income.

As in 2003, T-Online's liabilities and deferred income as of December 31 all had settlement dates within twelve months:

Millions of €	Dec. 31, 2003				Dec. 31, 2004			
		Of which falling due in				Of which falling due in		
	Total	Up to 1 year	Over 1-5 years	Over 5 years	Total	Up to 1 year	Over 1-5 years	Over 5 years
Short-term financial debts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities to Group companies	116.5	116.5	0.0	0.0	127.0	127.0	0.0	0.0
Trade accounts payable	186.8	186.8	0.0	0.0	202.2	202.2	0.0	0.0
Tax liabilities	22.8	22.8	0.0	0.0	48.0	48.0	0.0	0.0
Liabilities to employees	6.9	6.9	0.0	0.0	9.8	9.8	0.0	0.0
Other liabilities	11.3	11.3	0.0	0.0	30.6	30.6	0.0	0.0
Deferred income	38.9	38.9	0.0	0.0	53.5	53.5	0.0	0.0
	383.2	**383.2**	**0.0**	**0.0**	**471.1**	**471.1**	**0.0**	**0.0**

Liabilities are carried at their repayment amounts.

Liabilities to Group companies include payments due for services rendered by Deutsche Telekom AG amounting to EUR 96.5 million (December 31, 2003: EUR 94.1 million). Liabilities to employees include accruals for leave balances.

Deferred income mostly consists of basic access charges received in advance.

In view of its positive liquidity, T-Online had no credit lines as of December 31, 2004.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows is prepared in accordance with IAS 7, Cash Flow Statements. The cash flow statement shows the net change in cash and cash equivalents (originally falling due in up to three months) for the T-Online Group during the course of the financial year as a result of inflows and outflows of resources due to operating activities and investment activities.

T-Online uses the term cash and cash equivalents to refer to cash in banks, petty cash, and fixed-term deposits and credit balances on clearing accounts with original terms of up to three months at Deutsche Telekom AG.

Millions of €	Dec. 31, 2003	Dec. 31, 2004
Cash in banks (< 3 months to maturity)	68.7	112.0
Fixed-term deposits and credit balances on clearing accounts with Deutsche Telekom AG (< 3 months to maturity)	0.0	159.2
Petty cash	0.0	0.0
Cash and cash equivalents (< 3 months to maturity)	**68.7**	**271.2**
Cash in banks (> 3 months to maturity)	192.2	0.0
Fixed-term deposit with Deutsche Telekom AG (> 3 months to maturity)	3,791.0	3,902.0
Monetary assets	**4,051.9**	**4,173.2**

The self-financing capacity of T-Online is determined by adding the fixed-term deposits falling due in more than three months, changes in which are reported in investing activities in the statement of cash flows.

For net cash provided by operating activities, the change in cash and cash equivalents is found indirectly from Group net income/loss by adjusting non-cash items in the consolidated income statement and the individual items in the consolidated balance sheet.

:: 31 Net cash provided by operating activities.

Net cash provided by operating activities was EUR 421.3 million. Aside from Group net income of EUR 300.4 million, most of this cash inflow represented EUR 106.6 million in adjustments to non-cash depreciation and amortization on non-current assets.

:: 32 Net cash used for investing activities.

Net cash used for investing activities was EUR 219.4 million in the year under review. Aside from a EUR 81.2 million decrease in medium-term monetary investments due to funds being switched into longer maturities, the EUR 300.6 million in net cash used for operational capital expenditure mostly consisted of a EUR 143.2 million purchase consideration for the original acquisition of the Scout24 Group in the first quarter and EUR 36.8 million for a shareholder loan taken over at the same time. The acquisition brought in EUR 4.2 million in monetary assets belonging to the Scout24 Group. Net cash used in investing activities also includes EUR 11.7 million for subsequent purchases of additional stakes in Scout24 Group companies and capital expenditure in connection with the move into the new T-Online International AG headquarters.

The entire sum came out of cash flow from operating activities.

Notes on segment information.

T-Online provides segment information in compliance with IAS 14. The primary basis of segmental reporting is geographical, comprising the two segments Germany and Rest of Europe.

T-Online International AG leads the market in terms of customer numbers in its Germany segment and aims to further extend this lead despite increasing competition. The Internet markets in the Rest of Europe segment have a lower level of Internet penetration but are further advanced than the German market in the key broadband sector and so offer strong growth potential. T-Online faces competition from strong local brands in this segment and aims to establish a strong position in each market, above all through its subsidiaries T-Online France and Ya.com (Spain).

Due to T-Online's combined business model, there is no secondary segmental reporting by division (product).

:: 33 Specific segment information.

Millions of €	2003	2003	2003	2003
	Germany segment	**Rest of Europe segment**	**Reconciliation**	**T-Online Group**
Revenues	1,683.0	170.6	(2.4)	1,851.2
Gross margin	1,031.1	65.2	0.0	1,096.3
Operating profit (before goodwill amortization)	332.8	(62.4)	0.2	270.6
Goodwill amortization	(6.7)	(347.2)	0.0	(353.9)
Net result from associated companies	29.6	(0.3)	0.0	29.3
Interest income, net				110.9
Impairment charges against financial assets				(0.5)
Income taxes				(96.9)
Profit (loss) applicable to minority shareholders				2.8
Group net income (loss)				(37.7)
EBITDA	**389.4**	**(45.3)**	**0.2**	**344.3**
Depreciation and amortization	(56.5)	(16.7)	0.0	(73.2)
Assets	4,643.3	1,346.9	(43.9)	5,946.3
Goodwill	12.0	1,136.9	0.0	1,148.9
Carrying amount of investments in associated companies	161.7	0.5	0.0	162.2
Liabilities	364.6	114.8	(43.9)	435.5
Real capital expenditure (including additions to goodwill)	70.8	18.9	0.0	89.7
Other non-cash expenses (income)	(76.5)	(4.3)	0.0	(80.8)
Average number of employees during the year	1,931	687		2,618

Millions of €	2004 Germany segment	2004 Rest of Europe segment	2004 Reconciliation	2004 T-Online Group
Revenues	1,794.3	230.1	(12.6)	2,011.8
Gross margin	1,211.5	118.9	(6.2)	1,324.2
Operating profit (before goodwill amortization)	387.3	(16.2)	(9.6)	361.5
Goodwill amortization	(4.4)	0.0	0.0	(4.4)
Net result from associated companies	10.9	(0.3)	0.0	10.6
Interest income, net				112.7
Impairment charges against financial assets				0.0
Income taxes				(179.5)
Profit (loss) applicable to minority shareholders				(0.5)
Group net income (loss)				300.4
EBITDA	**467.3**	**8.9**	**(9.6)**	**466.6**
Depreciation and amortization	(79.5)	(22.7)	0.0	(102.2)
Assets	5,034.4	1,976.7	(650.6)	6,360.5
Godwill	97.2	1,150.8	0.0	1,248.0
Carrying amount of investments in associated companies	189.9	0.2	0.0	190.1
Liabilities	1,055.6	126.1	(657.5)	524.2
Real capital expenditure (including additions to goodwill)	184.1	40.1	0.0	224.2
Other non-cash expenses (income)	18.7	(1.3)	0.0	17.4
Average number of employees during the year	2,130	791	-	2,921

Other disclosures.

:: 34 Declaration on the German Corporate Governance Code.

The declaration on the German Corporate Governance Code prescribed by § 161 of the German Stock Corporation Act (AktG) has been submitted and made available to shareholders.

:: 35 Investment policy.

T-Online invests its monetary assets strategically in interest-bearing investments while aiming for the greatest possible flexibility on a rolling basis. These investments bear interest appropriate to their maturities and risks on the best available terms. Possible interest and foreign currency translation risks are subject to systematic risk-averse management.

:: 36 Financial instruments.

T-Online uses derivative financial instruments (cash flow hedges) to hedge future, so far low-scale foreign currency payment flows. The hedges are measured at fair value. The negative EUR 0.1 million charged in equity to the Revaluation of Financial Instruments item in the prior year was reversed to income in the year under review on termination of the hedging relationship. T-Online had no hedging relationships as of December 31, 2004.

:: 37 Commitments and contingencies.

The commitments and contingencies consist of the following:

Millions of €	2003	2004
Purchase commitments	33.8	70.1
Obligations under rental and lease agreements	14.1	116.2
Obligations under maintenance and service agreements	13.1	129.5
Contingent liabilities	180.8	0.4
	241.8	**316.2**
of which due in next financial year	235.2	114.2
of which due in 2-5 years	5.7	123.1
of which due in > 5 years	0.9	78.9
	241.8	**316.2**

The expenses under rental agreements concern rented office space.

Rental expenses in the 2004 financial year totaled some EUR 17.9 million.

The commitments and contingencies concern Group companies and amount to EUR 222 million (2003: EUR 10 million).

The increase in obligations under rental and lease agreements is due to a longer-term tenancy entered into for the new headquarters in Darmstadt.

The rise in obligations under maintenance and service agreements is due to an agreement signed with Deutsche Telekom in 2004 for operation and maintenance work on the prebilling system commencing April 1, 2005.

The decrease in contingent liabilities is due to the fact that the purchase consideration for the acquisition of the Scout24 Group was contained in this item in the prior year.

:: 38 Related party disclosures.

Related parties as defined by IAS 24 are persons or enterprises capable of significantly influencing or being influenced by the reporting company. The T-Online Group had business dealings with related parties in 2003 and 2004, and in particular with Deutsche Telekom AG and its group companies, as detailed in the following.

Millions of €	2003	2004
Goods and services supplied	193.8	193.3
Goods and services received	804.1	621.7
Fixed-term deposit with Deutsche Telekom AG	3,791.0	4,002.0
Interest on fixed-term deposit with Deutsche Telekom	105.3	111.6

Receivables from related parties as of December 31, 2004 were EUR 4,126.1 million (December 31, 2003: EUR 3,827.7 million).

All dealings with related parties are conducted at arm's length.

The most important relations with Deutsche Telekom AG were as follows:

Online Connect agreement (formerly the T-InterConnect agreement).
On August 30, 2004, T-Online International AG and Deutsche Telekom AG signed a new Online Connect agreement governing provision of an Internet protocol-based network solution. The Online Connect agreement entered into force retrospectively as of April 1, 2004 and can be terminated at the earliest as of December 31, 2005. The Online Connect agreement supersedes the T-InterConnect agreement of October 15, 2001. Its scope includes performance rendered before its signing but after April 1, 2004.

Under the agreement, Deutsche Telekom AG grants shared use of its Internet platform (the OnlineConnect platform) to Internet service providers such as T-Online International AG. T-Online International AG uses the services in Deutsche Telekom AG's OnlineConnect network solution to provide customers and its workforce with dial-in access to the public Internet and non-public Internet servers via a uniform nationwide telephone number. The OnlineConnect network solution routes online user traffic across the Deutsche Telekom AG public switched telephone network/integrated services digital network (PSTN/ISDN) to entry points on the OnlineConnect platform. The latter transfers the routed traffic to Deutsche Telekom AG's IP backbone and the public Internet. Deutsche Telekom AG also provides services for T-DSL access, allowing T-Online International AG to provide broadband Internet access to its online users who utilize one of the T-DSL access variants.

Expenses totaling EUR 505.2 million were incurred for services under the Online Connect or T-InterConnect agreement in the year under review.

License agreement on the use of the "T" brand.
T-Online International AG and Deutsche Telekom AG entered into a new brand licensing agreement effective January 1, 2004. The brand licensing agreement of January 1, 2000 was terminated effective December 31, 2003.

The agreement grants T-Online International AG a non-exclusive license to use various brands (including 'T-Online'), proprietary typefaces and Internet domain names. Supplementary to the old agreement, the agreed marks can be used for non-access as well as access products. The territory covered by the contract was also extended, adding Great Britain, the Netherlands, Belgium, Luxembourg, Hungary, Slovakia and Croatia. T-Online International AG is authorized to develop and use its own brands, and to use its own brands in conjunction with brands owned by Deutsche Telekom AG.

T-Online remitted EUR 5.9 million to Deutsche Telekom in the year under review.

Agreement in principle.
On November 8, 2004, T-Online International AG and Deutsche Telekom AG signed an agreement in principle setting out the main features of a potential merger of T-Online International AG into Deutsche Telekom AG. The main points of this agreement include:

- The existing business of T-Online International AG is to continue within Deutsche Telekom AG as an autonomous organizational unit with its own management and its own profit and loss responsibility, and is to be integrated into Deutsche Telekom AG's new Broadband/Fixed Network strategic business area. In this connection, the introduction of an integrated broadband strategy is planned with combined offerings for access, communication and entertainment services ('triple play'). The development and marketing of all IP products in the Broadband/Fixed Network business area—notably 'triple play' products—will remain the responsibility of the T-Online International AG organizational unit. T-Online and Deutsche Telekom anticipate that the planned strategic approach will yield growth synergies with a net present value in the order of at least EUR 1 billion.

- Following the merger, it is planned for the T-Online International AG organizational unit to remain the sole Internet service provider (ISP) within the Broadband/Fixed Network strategic business area and to be additionally charged with managing and coordinating ISP business within the Deutsche Telekom AG Group.

- The exchange ratio for T-Online International AG shares is to be determined on the basis of a valuation of the two companies performed by the discounted earnings method in accordance with the accepted principles of the Institut der Wirtschaftsprüfer and with rulings of courts of highest jurisdiction and on the basis of a 10-year budgeting period.

- The planned effective date of the merger is January 1, 2005. The time schedule for the merger is subject to further agreement. The two companies will be valued over the ensuing months, after which the exchange ratio will be determined.

Global agreements on the marketing of T-Online International AG services.
On June 8 and July 21, 2004, T-Online International AG and Deutsche Telekom AG signed three service agreements for the sale and marketing of T-Online International AG products and tariffs through end-customer recruitment for such products and tariffs by (1) Deutsche Telekom AG's Call Centers unit, (2) Deutsche Telekom AG's E-Business unit, the electronic platform (home page) of Deutsche Telekom AG, and (3) the INDIV unit, which liaises with marketing cooperation partners for Deutsche Telekom AG. The products and tariffs are marketed under the agreement either by signing up end-customers (customer relationships) on behalf of T-Online International AG or by marketing partners selling to end-customers on their own account.

T-Online International AG pays Deutsche Telekom AG commission determined separately for each product and service in supplementary contractual agreements. EUR 16.3 million was remitted to Deutsche Telekom in the year under review.

Retail Agreement for the marketing of Deutsche Telekom products.
On June 29, 2004, T-Online International AG and Deutsche Telekom AG signed a Retail Agreement with retrospective effect as of January 1, 2004. The Retail Agreement governs the marketing of Telekom products by T-Online International AG. Under the agreement, T-Online International AG sells and promotes telecommunications products on behalf of Deutsche Telekom AG. T-Online International AG receives product-based commission on a sliding scale according to the number of customers signed up on behalf of Deutsche Telekom. The agreement runs for an indefinite period and can be terminated at four weeks' notice to the end of a quarter.

T-Online International AG received EUR 9.2 million in commission for these retailing services in the year under review.

Inter-company receivables purchase agreement.
T-Online International AG entered into an inter-company receivables purchase agreement with Deutsche Telekom AG on December 10, 2001. Under the terms of the agreement, T-Online International AG irrevocably sells and assigns to Deutsche Telekom AG all present and future receivables arising for T-Online International AG from the use of its services or the purchasing of its products in the conduct of its normal business operations, together with any collateral associated with those receivables.

In the event of any receivable or item of associated collateral not being transferred to Deutsche Telekom AG as required by the agreement, T-Online undertakes to take whatever steps are required as swiftly as possible and at its own expense to effect the transfer.

T-Online International AG provides the usual assurances and guarantees for transactions of this type, not only to Deutsche Telekom AG but also to the "purchasing company" (to the extent there is a true contractual agreement in favor of a potential outside party), as follows:

The processes relevant to performance of the receivables purchase agreement and a description of the data to be exchanged between T-Online International AG and Deutsche Telekom AG are specified in a schedule to the agreement. The schedule contains details regarding T-Online International AG's supply of billing information to Deutsche Telekom AG, how customers are billed by Deutsche Telekom AG, procedures for reporting errors, Deutsche Telekom AG's management of payment collection and debts outstanding, and the settlement of the purchase price payable to T-Online International AG.

The purchase price payable for transferred receivables by Deutsche Telekom AG to T-Online International AG is based on the net cash value of the services and transactions as shown in the data T-Online International AG provides to Deutsche Telekom AG for billing purposes for the respective billing month, and as accepted for further processing by Deutsche Telekom AG. Deutsche Telekom AG makes a deduction of 1.5 percent from this net cash value to cover default risk, and a further deduction for the savings in billing and collection costs that are generated in this way. The increase from 0.5 percent to 1.5 percent in the deduction from the net cash value is due to renegotiation of the receivables purchase agreement in 2004.

The purchase price of the receivables for a given billing month falls due once T-Online International AG has supplied the last data on the services provided and transactions completed for that month.

Deutsche Telekom AG pays the amount thus established immediately after receiving the delivery note, using the number of bills issued to customers in the prior month to estimate the number needing to be issued in the current month. Payment is effected via intra-group clearing accounts.

Billing and debtor management agreement.
Effective January 1, 2001, T-Online International AG and Deutsche Telekom AG entered into a billing and debtor management services agreement.

Under the agreement, T-Online International AG provides Deutsche Telekom AG with data on services it has provided to Telekom customers. Deutsche Telekom AG then charges the services provided by T-Online International AG in a separate item on the customer's regular Telekom bill in the name and on account of T-Online International AG. Deutsche Telekom AG additionally performs most customer accounting and payment collection tasks on behalf of T-Online International AG.

T-Online International AG remitted EUR 33.0 million to Deutsche Telekom AG for billing and debtor management in the year under review.

Portal advertising agreement.
T-Online operates a number of 'portal' pages, including its main portal, www.t-online.de. Effective January 1, 2000, T-Online International AG signed a portal advertising agreement with Deutsche Telekom AG for an indefinite period. This agreement was still in force in the year under review. Under the agreement, T-Online undertakes to integrate the Telekom Web site (www.telekom.de) into its Web offering via one or more links on T-Online's main portal.

In a supplementary agreement of April 15, 2003, the parties set the maximum payment of the portal agreement at EUR 148.1 million a year from 2003.

Cash management.
As of December 31, 2004, T-Online International AG had fixed-term deposits totaling EUR 4,002.0 million invested with Deutsche Telekom AG. The arrangements provide that these deposits earn a return equivalent to the best obtainable on the open market.

:: 39 Compensation of members of the Board of Management and Supervisory Board.

Under Article 16 of the Articles of Incorporation, ordinary members of the T-Online Supervisory Board receive annual remuneration, payable after the fiscal year end, of EUR 10,000 over and above reimbursement of their expenses. The chairman of the Supervisory Board receives EUR 20,000 and the deputy chairman EUR 15,000. This fixed annual remuneration is increased by 50 percent for each membership of a Supervisory Board committee. Any members of the Supervisory Board who did not hold office for the full duration of the year receive one twelfth of a year's compensation for each month or part-month in which they were members. Members of the Supervisory Board seconded by Deutsche Telekom AG receive no separate remuneration. The compensation received by individual members was as follows: Viola Jackson, Dr. Eberhardt Rolle, Monika Kusz and Udo Wilfert each EUR 15,000.00, Karl-Heinz Häuser EUR 11,250.00, Stefanie Waehlert, Fabrice Sergent and Reinhard Hoch EUR 10,000.00 each and Christoph Heil EUR 8,333.33. In addition, members of the Supervisory Board receive an attendance award of EUR 200 for each plenary or committee meeting in which they have participated. Any value-added tax payable on compensation and expenses is refunded by the Company.

T-Online's Supervisory Board received attendance fees totaling EUR 22,000 in the 2004 financial year. Amounts of stock held by the members of the Supervisory Board as of December 31, 2004 were as follows: Dr. Karl-Gerhard Eick 2,000 shares, Dr. Heinz Klinkhammer 5,000 shares, Dieter Cazzonelli 250 shares, Christoph Heil 200 shares, Udo Wilfert 75 shares, Viola Jackson and Stefanie Waehlert 50 shares each.

Supervisory Board members Kai-Uwe Ricke, Reinhard Hoch, Dr. Eberhardt Rolle, Fabrice Sergent and Monika Kusz do not hold any T-Online stock. Supervisory Board member Stefanie Waehlert held 33,544 stock options as of December 31, 2004. Ms. Waehlert received these stock options solely in her capacity as an executive employee of T-Online International AG. None of the other Supervisory Board members hold any stock options as provided in the plans described in note 27. None of the stock option plans offered by T-Online International AG to date grants stock options to members of the Supervisory Board.

Members of the Board of Management are entitled under their employment contracts to compensation consisting of a fixed and a variable, performance-linked component. The compensation for the members of the Board of Management was determined on the basis of market data.

The amount of performance-linked pay is set after the financial year end when the Supervisory Board Presiding Committee has verified attainment of targets agreed with the members of the Managing Board. It is based on precisely quantifiable measures, for example, of Group earnings and growth.

As target attainment is not verified until formal adoption of the financial statements, the variable pay components stated in these notes are estimated figures.

As a result of the dual office held by former CEO Thomas Holtrop at T-Online and Deutsche Telekom AG—which is likewise listed on the stock exchange—certain pay components were apportioned between the two companies over the period January 1 to September 30, 2004 (EUR 462,000.00 in basic pay, EUR 470,962.50 in variable compensation, other benefits with an equivalent cash value of EUR 10,411.00, and pension costs of EUR 99,370.50), as was a portion of severance pay (including pension benefits) totaling EUR 1,757,561.00.

Taking commercial law and financial reporting law requirements as the basis of measurement, compensation paid to the Board of Management for the 2004 financial year totaled EUR 3,430,134.17. This amount includes payments in kind amounting to EUR 73,294.77 that are treated as non-monetary benefits.

Provided that the financial statements of T-Online International AG are adopted in their current form and the forecasts regarding target attainment for the individual members of the Board of Management are accurate, the total compensation paid to the Board members in the 2004 financial year (fixed and variable components plus long-term incentives/MTIP 2004) was as follows:

in €	Total compensation in 2004	Variable compensation in 2004[4]	Long-term incentive: granted MTIP 2004
Rainer Beaujean[1]	275,000.07	355,362.53	8,930.74
Veronika Altmeyer	203,500.30	222,819.75	6,251.52
Jens Becker[2]	32,500.02	21,875.00	-
Burkhard Graßmann	247,500.00	268,656.75	8,037.67
Andreas Kindt	195,937.50	209,395.13	5,358.45
Thomas Hille	210,000.00	146,982.21	5,769.26
Thomas Holtrop[3]	462,000.00	470,962.50	-

[1] CEO since October 1, 2004

[2] Member of the Management Board since October 1, 2004

[3] CEO until September 30, 2004

[4] Including EUR 56,575.74 in settlement of variable compensation for 2003.

The 2001 stock option plan was superseded in 2004 by MTIP 2004.

The holdings of T-Online stock by members of the Board of Management of T-Online were unchanged relative to December 31, 2003. Jens Becker does not hold any T-Online shares. Details of T-Online's stock option plans and MTIP 2004 are provided in note 27. These are the members' individual holdings: Rainer Beaujean, 550 shares and 68,805 options; Veronika Altmeyer, 1,000 shares and 64,635 options; Burkhard Graßmann, 1,050 shares and 90,350 options; Andreas Kindt, 550 shares and 21,267 options; Thomas Hille and Jens Becker do not have any stock options.

Total pension provisions for departed members of the Board of Management and their dependants are EUR 1,442,293.00. The Company did not grant any loans to any members or former members of the Board of Management.

Darmstadt, February 11, 2005
T-Online International AG
Board of Management


Rainer Beaujean


Jens Becker


Burkhard Graßmann


Andreas Kindt


Veronika Altmeyer


Thomas Hille

Auditor's Report.

We have audited the consolidated financial statements of T-Online International AG, Darmstadt, consisting of the balance sheet, the income statement and the statements of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements according to the International Financial Reporting Standards of the IASB (IFRS) are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the T-Online Group for the business year in accordance with IFRS.

Our audit, which also extends to the group management report prepared by the Board of Managing Directors for the business year from January 1 to December 31, 2004, has not led to any reservations. In our opinion, on the whole the group management report, together with the other information of the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German accounting law.

Frankfurt am Main, February 11, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Kütting)	(ppa. Jerger)
Wirtschaftsprüfer	Wirtschaftsprüferin
German Public Auditor	German Public Auditor

Board positions.

The Board of Management of T-Online International AG.

Thomas Holtrop
Chairman (January 1, 2001 – September 30, 2004),
also responsible for the divisions reporting directly to the Chief Executive Officer

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- T-Online France S.A.S., Paris, Chairman of the Conseil de Surveillance (Supervisory Board) (July 31, 2003 – September 30, 2004)
- Ya.com Internet Factory S.A.U., Madrid, Chairman of the Consejo de Administración (Board of Directors) (May 3, 2001 – September 30, 2004)

Memberships of other Supervisory Boards or comparable bodies:
None

Rainer Beaujean
Responsible for Finance and Controlling (October 1, 2000 – September 30, 2004)
Chairman (since October 1, 2004),
also responsible for the divisions reporting directly to the Chief Executive Officer

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- comdirect bank AG, Quickborn, member of the Supervisory Board (since October 8, 2002)
- Bild.T-Online.de Verwaltungs AG, Berlin, member of the Supervisory Board (September 10, 2002 – October 31, 2004)
- Interactive Media CCSP GmbH, Darmstadt, member of the Advisory Board (January 1, 2004 – October 31, 2004)
- T-Online France S.A.S., Paris, member of the Conseil de Surveillance (Supervisory Board) (since July 31, 2003), Chairman of the Conseil de Surveillance (Supervisory Board) (since October 1, 2004)
- T-Venture Telekom Funds Beteiligungs-GmbH, Bonn, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (November 15, 2001 – October 31, 2004)
- Ya.com Internet Factory S.A.U., Madrid, member of the Consejo de Administración (Board of Directors) (since October 27, 2004), Chairman of the Consejo de Administración (Board of Directors) (since December 2, 2004)

Memberships of other Supervisory Boards or comparable bodies:
None

Jens Becker
Responsible for Finance and Controlling since October 1, 2004

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- Bild.T-Online.de Verwaltungs AG, Berlin, member of the Supervisory Board (since November 1, 2004)
- Interactive Media CCSP GmbH, Darmstadt, member of the Advisory Board (since November 1, 2004), Deputy Chairman of the Advisory Board (since December 6, 2004)
- T-Venture Telekom Funds Beteiligungs-GmbH, Bonn, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (since November 1, 2004)

Andreas Kindt
Responsible for Technology since January 1, 2002

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- T-Venture Telekom Funds Beteiligungs-GmbH, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (since February 24, 2003)

Memberships of other Supervisory Boards or comparable bodies:
- T-Systems Multimedia Solutions GmbH, Dresden, member of the Supervisory Board (since September 21, 2002)

Burkhard Graßmann
Responsible for Marketing and Sales (October 1, 2000 – March 15, 2003); responsible for Media since March 15, 2003

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- Bild.T-Online.de Verwaltungs AG, Berlin, Deputy Chairman of the Supervisory Board (since March 27, 2002)
- Interactive Media CCSP GmbH, Darmstadt, Chairman of the Advisory Board (since January 1, 2004)

Memberships of other Supervisory Boards or comparable bodies:
- Deutsche Telekom Medien GmbH, Frankfurt am Main, member of the Supervisory Board (since July 9, 2002)

Veronika Altmeyer
Responsible for Human Resources and Legal Affairs since December 1, 2000

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- "T-Online.at" Internet Service GmbH, Vienna, Chairwoman of the Advisory Board (January 1, 2002 – April 30, 2004)

Memberships of other Supervisory Boards or comparable bodies:
- Vereinigte Postversicherung VVAG, Stuttgart, member of the Supervisory Board (since July 1997)

Thomas Hille
Responsible for Marketing Services since March 15, 2003

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
None

Memberships of other Supervisory Boards or comparable bodies:
- T-Punkt Vertriebsgesellschaft mbH, Bonn, member of the Supervisory Board (April 27, 2004 – July 7, 2004)
- T-Punkt Vertriebsgesellschaft mbH, Bonn, member of the Supervisory Board constituted in accordance with the German Codetermination Act (MitbestG) (since July 8, 2004)

The Supervisory Board of T-Online International AG.

Shareholder representatives.

Kai-Uwe Ricke
Chairman (since September 11, 2002)
Chief Executive Officer of Deutsche Telekom AG, Bonn (since November 15, 2002)

Memberships of other Supervisory Boards:
- T-Mobile International AG, Bonn (since November 2002), Chairman of the Supervisory Board (since December 2002)
- T-Mobile USA, Bellevue, WA, U.S.A., Board of Directors (since May 2001), Chairman of the Board of Directors (since August 2004)
- T-Systems International GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since January 2003)
- T-Punkt Vertriebsgesellschaft mbH, Bonn, Chairman of the Supervisory Board (since April 2004)

Dr. Karl-Gerhard Eick
(since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Finance and Controlling

Memberships of other Supervisory Boards:
- GMG Generalmietgesellschaft mbH, Münster (since January 2000), Chairman of the Supervisory Board (since May 2002)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since May 2001)
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since February 2002)
- DFMG, Deutsche Funkturm GmbH, Münster, Deputy Chairman of the Supervisory Board (January 2002 – March 2004)
- T-Mobile International AG, Bonn (since March 2000)
- T-Mobile USA, Inc., Bellevue, WA, U.S.A. (May 2001 – August 2004)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (since June 2002)
- Dresdner Bank Luxembourg S.A., Administrative Board (January 2001 – April 2004)
- Deutsche Bank, Frankfurt (since August 2004)
- FC Bayern München AG, Munich (since October 2004)

Dr. Heinz Klinkhammer
(since February 7, 2003)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Human Resources

Memberships of other Supervisory Boards:
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since February 2002), Chairman of the Supervisory Board (since April 2002)
- GMG Generalmietgesellschaft mbH, Münster (since June 1996)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main (since May 2001)
- T-Mobile International AG, Bonn (since May 2003)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (since November 2000)
- Bundesanstalt für Post und Telekommunikation, Bonn, Administrative Board (since 2000)

Dieter Cazzonelli
(since December 10, 2003)
Head of the Corporate Tax Department, Deutsche Telekom AG, Bonn

Memberships of other Supervisory Boards:
- Deutsche Telekom International Finance B.V. (since February 1, 2000)
- Deutsche Telekom Holding B.V. (since February 1, 2000)
- NAB Nordamerika Beteiligungs Holding GmbH (since May 1, 2000)
- DeTeAsia Holding GmbH (since June 9, 2000)
- T-Systems International GmbH (since January 10, 2003)
- DeTeAssekuranz (until December 31, 2003)
- Deutsche Telekom K.K., Japan, Board of Directors (since February 7, 2000)

Dr. Eberhardt Rolle
(since June 13, 2000)
Ministerial Director, German Federal Ministry of Finance, Berlin

Memberships of other Supervisory Boards:
- T-Mobile International AG, Bonn (since March 2000)
- TLG Treuhand Liegenschaftsgesellschaft mbH (TLG), Berlin, Deputy Chairman of the Supervisory Board
- Museum Foundation for Post and Telecommunications (MusStift), deputy member of the Board of Patrons (since February 1, 2000)

Fabrice Sergent
(since May 21, 2003)
Directeur Général Lagardère Active Broadband

Memberships of other Supervisory Boards:
- Membre du comité de surveillance de HACHETTE MULTIMEDIA (SAS)
- Membre du comité de surveillance de PLURIMEDIA (SAS)
- Administrateur de LAGARDERE ACTIVE iTV
- Administrateur de LE MONDE INTERACTIF
- Administrateur de ARTRAD ART ET TRADITION
- Administrateur de GREENLAND INTERACTIVE LIMITED
- Membre du Comité Stratégique de THE BROADWAY FACTORY (SAS)

Employee representatives.

Viola Jackson
(since September 13, 2000)
Chairwoman of the Works Council,
T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

Reinhard Hoch
(since March 20, 2000)
Mid-Franconia district of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
None

Karl-Heinz Häuser
(March 20, 2000 – June 30, 2004, including Deputy Chairman of the Supervisory Board from September 11, 2002)
Director of the Hesse state section of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
PSD Bank, Frankfurt am Main

Christoph Heil
(since August 19, 2004; Deputy Chairman of the Supervisory Board since September 4, 2004)
Ver.di national headquarters, Berlin

Memberships of other Supervisory Boards:
None

Monika Kusz
(since March 8, 2002)
Chairwoman of the Works Council of the Oldenburg Service and Technical Center, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

Stefanie Waehlert
(since May 21, 2003)
Executive employee, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
- "T-Online.at" Internet Service GmbH, Vienna, member of the Advisory Board (November 15, 2002 – April 30, 2004)

Udo Wilfert
(since May 21, 2003)
Central Works Council Chairman at
T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

List of investment holdings.

Name and registered location of company	Currency	Held by	Indirect stake (%)	Direct stake (%)	Nominal capital stock (€)
A. Subsidiaries consolidated alongside the parent company (T-Online)					
1. Atrada Trading Network AG, Nuremberg, Germany	€			100.00	146,302.00
2. ATRADA TRADING NETWORK FRANCE SARL, Paris, France	€	A 32	100.00		8,000.00
3. AutoOnline BV, Schiphol, Netherlands	€	A 10	50.99		36,400.00
4. AutoScout24 AG, Flamatt, Switzerland	CHF	A 28	70.00		112,000.00
AutoScout24 AG, Flamatt, Switzerland	CHF	A 10	30.00		
5. AutoScout24 AS GmbH, Vienna, Austria	€	A 10	100.00		35,000.00
6. AutoScout24 Belgium S.A., Brussels, Belgium	€	A 10	90.00		62,000.00
7. AutoScout24 Germany GmbH, Munich, Germany	€	A 10	100.00		70,700.00
8. AutoScout24 Espana S.A., Madrid, Spain	€	A 10	90.00		153,388.00
9. AutoScout24 France SAS, Trappes, France	€	A 10	99.90		76,225.00
10. AutoScout24 GmbH, Munich, Germany	€	A 23	92.41		1,269,950.00
11. AutoScout24 Italia S.p.A., Padua, Italy	€	A 10	100.00		97,000.00
12. AutoScout24 Scandinavia A.B., Stockholm, Sweden	SEK	A 10	100.00		109,000.00
13. Congster GmbH, Darmstadt, Germany	€			100.00	250,000.00
14. daybyday media GmbH, Hamburg, Germany	€			100.00	39,250.00
15. FinanceScout24 AG, Hamburg, Germany	€	A 23	100.00		728,823.00
16. FriendScout24 GmbH, Munich, Germany	€	A 23	100.00		1,500,000.00
17. ImmoScout24 AG, Flamatt, Switzerland	CHF	A 28	99.40		500,000.00
18. Interactive Media CCSP GmbH, Darmstadt, Germany	€			100.00	901,000.00
19. JobScout24 GmbH, Coburg, Germany	€	A 20	100.00		25,000.00
20. JobScout24 International Holding AG, Baar, Switzerland	CHF	A 23	100.00		1,540,000.00
21. JS24 Holding AG, Baar, Switzerland	CHF	A 23	100.00		100,000.00
22. SCOUT Business Services GmbH, Munich, Germany	€	A 24	100.00		69,024.00
23. Scout24 AG, Baar, Switzerland	CHF	A 25	100.00		532,081.00
24. Scout24 GmbH, Munich, Germany	DEM	A 25	100.00		75,000.00
25. Scout24 Holding GmbH, Munich, Germany	€			100.00	1,000,000.00
26. Scout24 International Management AG, Baar, Switzerland	CHF	A 23	100.00		250,000.00
27. Scout24 S.L., Madrid, Spain	€	A 23	100.00		3,006.00
28. Scout24 Switzerland AG, Baar, Switzerland	CHF	A 23	50.10		980,000.00
29. Scout24 Verwaltungs- und Beteiligungsgesellschaft mbH, Munich, Germany	€	A 20	100.00		25,000.00
30. Terravista.pt - Servicios Multimedia, S.A., Lisbon, Portugal	€	A 39	100.00		4,262,000.00
31. "T-Online.at" Internet Service GmbH, Vienna, Austria	€			100.00	100,000.00
32. T-ONLINE FRANCE SAS., Paris, France	€			100.00	4,864,384.00
33. T-Online Travel GmbH, Darmstadt, Germany	€			75.10	4,000,000.00
34. T-Online Venture Fund GmbH&Co. KG, Bonn, Germany	€			99.00	18,500,407.07

Name and registered location of company	Currency	Held by	Indirect stake (%)	Direct stake (%)	Nominal capital stock (€)
35. T-Online.ch AG, Zurich, Switzerland	CHF			100.00	18,600,000.00
36. TopjobsScout24 Switzerland AG, Urdorf, Switzerland	CHF	A 21	100.00		600,000.00
37. TruckScout24 GmbH, Munich, Germany	€	A 10	60.00		25,000.00
38. XL AG, Munich, Germany	€	A 23	100.00		50,000.00
39. YACOM INTERNET FACTORY, S.A.U., Madrid, Spain	€			100.00	12,400,000.00
40. Yacom Travel Markets, S.L., Madrid, Spain	€	A 39	100.00		323,100.00
41. Yacom Travel, S.L., Madrid, Spain	€	A 39	100.00		527,451.00
B. Nonconsolidated subsidiaries					
1. Atrada Trading Network Limited, London, UK	GBP	A 1	100.00		1.00
2. Autodom AG, Unterengstringen, Switzerland*	CHF	A 28	25.00		100,000.00
3. AutoScout24 d.o.o., Zagreb, Croatia	HRK	A 10	75.00		40,000.00
4. Compendo GmbH, Nuremberg, Germany	€	A 1	100.00		25,000.00
5. JobScout24 GmbH i. L., Vienna, Austria	€	A 20	100.00		100,000.00
6. T-Online Portal - GmbH, Darmstadt, Germany	€			100.00	30,000.00
7. topjobs.net.plc i.L., Warrington, UK	GBP	A 23	100.00		1,984.00
8. Top Jobs on the net Ltd. i. L., Warrington, UK	GBP	B 7	100.00		11.00
9. Yaonline Proveedor de Servicios de Internet, S.L., Madrid, Spain	€	A 39	100.00		3,100.00
C. Associated companies included in the consolidated financial statements					
1. Absline Multimedia, S.L., Madrid, Spain	€	A 39	47.50		257,309.58
2. Bild.T-Online.de AG & Co. KG, Berlin, Germany	€			37.00	1,000,000.00
3. Bild.T-Online.de Verwaltungs AG, Berlin, Germany	€			37.00	50,000.00
4. buecher.de GmbH & Co. KG, Augsburg, Germany	€			25.00	500,000.00
5. buecher.de Verwaltungs GmbH, Augsburg, Germany	€			25.00	25,000.00
6. comdirect bank Aktiengesellschaft, Quickborn, Germany	€			21.35	140,503,350.00
7. CoreMedia AG, Hamburg, Germany	€	A 34	27.53		3,756,526.00
8. Fomento Musical, S.L., Barcelona, Spain	€	A 39	50.00		300,000.00
9. gamigo AG, Rheine, Germany	€	A 34	38.18		122,049.00
10. HTW Medienhandel Holding GmbH, Munich, Germany	€	A 34	30.02		300,000.00
11. Immobilien Scout GmbH, Berlin, Germany	DEM	A 23	33.11		282,100.00
12. Store Alcala 76, S.L., Madrid, Spain	€	A 39	50.00		4,920.00
13. TN Transport-Network GmbH i. L., Abstatt, Germany	€	A 10	30.00		25,000.00
D. Other investment holdings					
1. Immovista AG, Zurich, Switzerland	CHF	A 17	13.33		150,000.00
2. MessageVine, Inc, Wilmington, DE, USA	USD	A 34	4.60		19,701.11

* On acquisition of the 25 percent stake, Scout 24 Schweiz AG was granted a call option to purchase a further 26 percent of the company's nominal capital.

Publication details.

T-Online International AG
P.O. Box 10 11 52
D-64295 Darmstadt

Corporate Communications.
Phone: +49 (0)61 51 680-2210
Fax: +49 (0)61 51 680-2219
Internet: www.t-online.net

Investor Relations.
Phone: +49 (0)61 51 680-2929
Fax: +49 (0)61 51 680-299
E-Mail: ir@t-online.net

Concept and Production.
Kirchhoff Consult AG, Hamburg

Printing.
Medienhaus Biering GmbH, Munich
Printed on chlorine-free paper.

Photographs.
Jim Rakete
Portrait of Mr. Ricke: Deutsche Telekom

English version.
Burton, Münch & Partner, Düsseldorf

The German version of this Annual Report is legally binding. German and English online versions are available on the Web at www.t-online.net.

K-Nr.: 641 260 316 (German)
K-Nr.: 641 260 317 (English)

Date of publication:
March 2, 2005

Financial calendar.

- **Shareholders' Meeting April 27, 2005***
- **Group Report January 1 to March 31, 2005: May 11, 2005***
- **Group Report January 1 to June 30, 2005: August 10, 2005***
- **Group Report January 1 to Sept. 30, 2005: November 9, 2005***

* preliminary date (any changes will be announced at www.t-online.net/ir)

Glossary.

The following explanatory notes are not intended as technical definitions but are meant to assist the reader in general in comprehending some of the terms used in this Report.

Access. Access refers to access to the Internet.

ARPU. Average Revenue per User.

B2B. Business-to-business: Internet processes that allow companies to transact online with their business associates or suppliers.

B2C. Business-to-consumer: Internet processes that include e-commerce and online shopping geared to private consumers (as opposed to B2B).

Broadband services. Service which offers users swift digital transmission rates (in the Mbit/s scale) and/or broadband analog transmission (MHz).

Community. A group of Internet users who are all interested in the same themes.

Computer virus. Program which can enter computer networks unnoticed by users, and can cause damage to a large number of computers. Worms, Trojan horses, and the like are all types of virus.

Content. The contents of a Web site, for example, text, graphics or multimedia items.

CPM. Short for "cost per mille." An advertising term for the price of an online item such as advertising space measured per thousand page impressions.

Download. A "download" is a set of files or programs procured through the Internet or another computer network, whereby the data from another computer is copied onto the computer receiving.

DSL. Digital Subscriber Line, a sophisticated technology for high-speed data transmission via copper wires. Also known as "technology for the last mile", since it can be used to transport data from existing networks to the subscriber's premises.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

E-commerce. Electronic commerce.

Home page. The document which appears when you click a specific Internet address.

Hosting. The term applies to an ISP which offers its clients memory space on its servers.

Instant messaging. An Internet service that automatically lets users know if acquaintances are online simultaneously, and allows them to chat.

Internet roaming. Feature offered by Internet Service Providers which enables the client to access the Internet even when outside his/her own network by guest use of the infrastructure of another ISP. Such roaming services enable ISPs active only nationally to grant their clients Internet access when abroad, too.

Mailbox. A mailbox is an electronic mail box or pigeon hole where incoming e-mails are kept for collection by the owner of the box.

Modem. Hardware which enables the transmission of data from one computer to another via an analog data transmission line, usually the phone line.

Page impressions. In Germany the unit of measurement for viewing hits by random users on a Web site which may be carrying ads. It provides the yardstick for use of an individual Web site. There is currently no international standardized, exact definition for this; PageView data on international Web sites are therefore not necessarily equivalent to the page impression figures for German Web sites.

Portal site. Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Shop/Shopping. Web site where the user can conclude purchasing transactions through e-commerce.

Streaming. Streaming is a way of transmitting multimedia files so that playback, e.g. of videos, begins as the first data packets arrive.

Search engine. Automatic programs which cover Internet contents and offer them to the user in the form of a database.

Voice over IP. Voice over Internet Protocol.

WLAN. Wireless Local Area Network, the technology behind wireless Internet.



T-Online International AG.

Selected investments.

Majority holdings.

- **100%** T-Online France S.A.S., Paris
- **100%** Ya.com Internet Factory S.A.U., Madrid
- **100%** T-Online.at Internet Service GmbH, Vienna
- **100%** T-Online.ch AG, Zurich
- **100%** Scout24 Holding GmbH, Munich
- **100%** Interactive Media CCSP GmbH, Darmstadt
- **100%** Atrada Trading Network AG, Nuremberg
- **100%** daybyday media GmbH, Hamburg
- **99%** T-Online Venture Fund GmbH & Co. KG, Bonn
- **75.1%** T-Online Travel GmbH, Darmstadt

Minority holdings.

- **37%** Bild.T-Online.de AG & Co. KG, Berlin
- **37%** Bild.T-Online.de Verwaltungs AG, Berlin
- **25%** buecher.de Verwaltungs GmbH, Augsburg
- **25%** buecher.de GmbH & Co. KG, Augsburg
- **21.35%** comdirect bank AG, Quickborn